Elektrim

RECEIVED
JUN 19 2002
152

02042179

Warsaw, 10 June 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 6 May 2002 :**

In accordance with par. 1 section 2 and par. 57 section 1 item 1 of the Ordinance of the Council of Ministers dated 16 October 2001, the Board of Directors of Elektrim S.A. discloses the quarterly report for the 1st quarter of 2002.

Date submitted
6 May .2002

SELECTED FINANCIAL DATA (current year)	In thousands of PLN		In thousands of EURO	
	1st quarter 2002 1.01.2002 - 31.03.2002	1st quarter 2001 1.01.2001 - 31.03.2001	1st quarter 2002 1.01.2002 - 31.03.2002	1st quarter 2001 1.01.2001 - 31.03.2001
I. Net sales revenues	19 207	53 462	5 317	14 356
II. Operating profit (loss)	-18 200	-31 101	-5 038	-8 352
III. Profit (loss) before taxes	-19 956	-5 351	-5 524	-1 437
IV. Net profit (loss)	-19 956	-5 351	-5 524	-1 437
V. Net cash flows - operating activities	-139 078	1 679	-38 499	451
VI. Net cash flows - Investing activities	442 703	-123 983	122 548	-33 293
VII. Net cash flows - Financing activities	-336 714	92 622	-93 208	24 872
VIII. Total net cash flows	-33 089	-29 682	-9 160	-7 970

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 652 88 01, 652 81 11
fax (+48 22) 652 87 56; www.elektrim.pl

IX. Total assets	8 158 593	9 872 032	2 264 012	2 729 343
X. Liabilities and reserves on liabilities	4 451 759	6 255 064	1 235 364	1 729 351
XI. Long-term liabilities	190 429	2 056 564	52 844	568 583
XII. Current liabilities	2 674 466	2 000 915	742 165	553 197
XIII. Shareholders' equity	3 706 834	3 616 968	1 028 647	999 991
XIV. Share capital	83 770	83 770	23 246	23 160
XV. Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
XVI. Profit (loss) per ordinary share (in PLN/EURO)	-0,24	-0,06	-0,07	-0,02
XVII. Diluted profit (loss) per ordinary share (in PLN/EURO)	-0,24	-0,05	-0,07	-0,01
XVIII. Book value per share (in PLN/EURO)	44,25	43,18	12,28	11,94
XIX. Diluted book value per share (in PLN/EURO)	44,25	48,90	12,28	13,52
XX. Declared or paid dividend per share (in PLN/EURO)				

BALANCE SHEET (in thousands of PLN)	**As at 31.03.2002 end of quarter (current year)**	**As at 31.12.2001 end of prior quarter**	**As at 31.03.2001 end of quarter**	**As at 31.12.2000 end of prior quarter**
Assets	**8 158 593**	**8 525 887**	**9 872 032**	**9 723 979**
I. Fixed assets	**6 365 399**	**6 380 274**	**8 072 549**	**8 114 119**
1. Intangible assets, of which:	3 495	3 579	2 481	2 784
- goodwill				
2. Tangible fixed assets	41 269	38 486	42 308	41 530
3. Long-term receivables	240 444	247 931	318 822	322 296
3.1. From associated companies				
3.2. From other companies	240 444	247 931	318 822	322 296
4. Long-term investment	6 080 191	6 090 278	7 708 938	7 747 509
4.1. Real estate	108 377	108 377	108 377	108 377
4.2. Intangible assets				
4.3.Long-term financial fixed assets	5 971 814	5 981 901	7 600 561	7 639 132
a) in associated companies, of which:	5 965 901	5 975 988	7 434 304	7 472 898
- shares in subsidiary companies subject to valuation by the equity method				
b) in other companies	5 913	5 913	166 257	166 234
4.4. Other long-term investment				
5. Long-term deferred expenses and income taxes	0	0	0	0
5.1. Deferred income taxes	0	0	0	0
5.2. Other deferred assets				
II. Current assets	**1 793 194**	**2 145 613**	**1 799 483**	**1 609 860**
1. Inventories	1 808	5 571	19 488	19 488
2. Current receivables	496 716	395 311	341 563	349 476
2.1. From associated companies	181 278	186 575	167 236	183 060
2.2. From other companies	315 438	208 736	174 327	166 416
3. Current investment	1 281 131	1 730 121	1 243 673	1 130 272
3.1. Current financial assets	1 281 131	1 730 121	1 243 673	1 130 272
a) in associated companies	426 709	842 608	974 600	825 893
b) in other companies	53 315	53 317	71 963	77 587
c) cash and cash equivalents	801 107	834 196	197 110	226 792
3.2. Other current investment				
4. Current deferred expenses and income taxes	13 539	14 610	194 759	110 624
Total assets	**8 158 593**	**8 525 887**	**9 872 032**	**9 723 979**

Liabilities				
I. Shareholders' equity	**3 706 834**	**3 725 321**	**3 616 968**	**3 622 526**
1. Share capital	83 770	83 770	83 770	83 770
2. Not paid-up share capital (negative value)				
3. Own shares (negative value)				
4. Reserve capital	3 454 617	3 454 617	648 653	648 653
5. Revaluation reserve capital	52 578	51 109	50 923	51 130
6. Other reserve capitals	57 270	57 270	57 270	57 270
7. Prior years' profit (loss)	78 555	-24 262	2 781 703	-21 734
8. Net profit (loss)	-19 956	102 817	-5 351	2 803 437
9. Net profit write-offs during financial year (negative value)				
II. Liabilities and reserves on liabilities	**4 451 759**	**4 800 566**	**6 255 064**	**6 101 453**
1. Reserves on liabilities	1 521 425	1 521 064	1 745 969	1 760 496
1.1. Reserves on deferred income tax	1 361 726	1 361 155	1 538 867	1 538 461
1.2. Reserves for pension and allowances and similar allowances	14 381	14 591	23 214	38 140
a) long-term	1 496	1 497	6 870	6 870
b) current	12 885	13 094	16 344	31 270
1.3. Other reserves	145 318	145 318	183 888	183 895
a) long-term				
b) current	145 318	145 318	183 888	183 895
2. Long-term liabilities	190 429	190 430	2 056 564	2 104 810
2.1. To associated companies			0	
2.2. To other companies	190 429	190 430	2 056 564	2 104 810
3. Current liabilities	2 674 466	3 017 989	2 000 915	1 844 535
3.1. To associated companies	81 097	166 056	202 812	178 772
3.2. To other companies	2 589 640	2 848 161	1 793 910	1 661 550
3.3. Purpose funds	3 729	3 772	4 193	4 213
4. Accrued expenses	65 439	71 083	451 616	391 612
4.1. Negative goodwill				
4.2. Other accrued expenses	65 439	71 083	451 616	391 612
a) long-term	64 555	64 555	67 298	67 128
b) current	884	6 528	384 318	324 484
Total liabilities	**8 158 593**	**8 525 887**	**9 872 032**	**9 723 979**

Book value	3 706 834	3 725 321	3 616 968	3 622 526
Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
Book value per share (in PLN)	44,25	44,47	43,18	43,24
Diluted number of shares	83 770 297	83 770 297	114 880 573	114 880 573
Diluted book value per share (in PLN)	44,25	44,47	48,90	48,94

As the diluted book value per share would be bigger than the undiluted book value per share the lower value is taken as the diluted book value per share.

OFF-BALANCE-SHEET ITEMS (in thousands of PLN)	As at 31.03.2002 end of quarter (current year)	As at 31.12.2001	As at 31.03.2001 end of quarter (prior year)	As at 31.12.2000
1. Conditional receivables				
1.1. From associated companies (in virtue of)				
- guarantees received				
1.2. From other companies (in virtue of)				
- guarantees received				
2. Conditional liabilities	326 389	389 017	529 651	459 649
2.1. To associated companies (in virtue of)	103 305	163 447	322 353	240 633
- guarantees granted	103 305	163 447	322 353	240 633
2.2. To other companies (in virtue of)	223 084	225 570	207 298	219 016
- guarantees granted	223 084	225 570	207 298	219 016
3. Other (in virtue of)				
Total off-balance sheet items	326 389	389 017	322 353	459 649

PROFIT AND LOSS ACCOUNT (in thousands of PLN)	1st quarter (current year) from 1.01.2002 to 31.03.2002	1st quarter (prior year) from 1.01.2001 to 31.03.2001
I. Net sales revenues, of which:	19 207	53 462
- from associated companies	1 532	2 914
1. Net sales of products	4 474	4 483
2. Net sales of merchandise and raw materials	14 733	48 979
II. Cost of sales, of which:	**15 635**	**49 518**
- from associated companies	163	670
1. Cost of products sold	7 280	2 009
2. Value of merchandise and raw materials sold	8 355	47 509
III. Gross profit (loss) on sales (I-II)	**3 572**	**3 944**
IV. Selling expenses	286	1 382
V. General administrative expenses	21 918	49 489
VI. Profit (loss) on sales (III-IV-V)	**-18 632**	**-46 927**
VII. Other operating income	**1 537**	**15 973**
1. Income on sale of non-financial fixed assets	4	25
2. Subsidies		
3. Other operating income	1 533	15 948
VIII. Other operating costs	**1 105**	**147**
1. Loss on sale of non-financial fixed assets		
2. Revaluation of non-financial assets		
3. Other operating costs	1 105	147
IX. Profit (loss) on operating activities (VI+VII-VIII)	**-18 200**	**-31 101**
X. Financial income	**71 513**	**160 689**
1. Dividends and participation in profits, of which:		
- in associated companies		
2. Interest, of which::	15 616	154 072
- from associated companies	7 383	64 670
3. Profit on disposal of investments		1 560
4. Revaluation of investments	53 417	1 735
5. Other	2 480	3 322
XI. Financial costs	**73 269**	**134 939**
2. Interest, of which::	18 044	70 177
- from associated companies		4 235

2. Loss on disposal of investments	49 361	14 310
3. Revaluation of investments		
4. Other	5 864	50 452
XII. Profit (loss) on ordinary activities (IX+X-XI)	**-19 956**	**-5 351**
XIII. Extraordinary items (XIII.1. - XIII.2.)	0	0
1. Extraordinary profit	0	0
2. Extraordinary loss	0	0
XIV. Profit (loss) before taxes (XII+/-XIII)	**-19 956**	**-5 351**
XV. Corporate income tax		
a) current		
b) deferred		
XVI. Other obligatory profit decreases (loss increases)		
XVII. Share of profits (losses) of subsidiary companies subject to valuation by the equity method		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**-19 956**	**-5 351**

Net profit (loss) for 12 months	**77 510**	**2 767 978**
Weighted average number of ordinary shares	**83 770 297**	**83 770 297**
Profit (loss) per ordinary share (in PLN)	**0,93**	**33,04**
Weighted average diluted number of ordinary shares	**83 770 297**	**114 880 573**
Diluted profit (loss) per ordinary share (in PLN)	**0,93**	**24,09**

As the diluted net profit per share for 1 Q 2001 would be smaller than the undiluted net profit per share the lower value is taken as the diluted net profit per share.

STATEMENT OF SHAREHOLDERS' EQUITY (in thousands of PLN)	**1st quarter (current year) from 1.01.2002 to 31.03.2002**	**1 st quarter (prior year) from 1.01.2001 to 31.03.2001**
I. Shareholders' Equity at the beginning of the period (opening balance)	**3 679 655**	**3 698 600**
a) restatement for changes in accepted accounting principles (policies)	49 751	43 160
b) adjustments of material misstatements		-121 761
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**3 725 321**	**3 622 526**
1. Share capital at the beginning of the period	**83 770**	**83 770**
1.1. Changes in share capital		
a) additions, of which:		
- issue of shares		
b) deductions (of which)		
- amortisation of shares		
1.2. Share capital at the end of the period	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period		
2.1. Change in unpaid share capital		
a) additions		
b) deductions		
2.2. Change in unpaid share capital		
3. Own shares at the beginning of the period		
3.1. Change in own shares		
a) additions		
b) deductions		
3.2. Own shares at the end of the period		

4. Reserve capital at the beginning of the period	**3 454 617**	**648 653**
4.1. Change in reserve capital		
a) additions of which:		
- issuance of shares above nominal value		
- appropriation of profit (by law)		
- appropriation of profit (in excess of value required by law)		
b) deductions (of which)		
- coverage of loss		
4.2. Reserve capital at the end of the period	3 454 617	648 653
5. Revaluation reserve at the beginning of the period	**51 109**	**51 130**
5.1. Changes in revaluation reserve	1 469	-207
a) additions (of which)	1 469	
b) deductions (of which)		207
- disposal of tangible fixed assets		207
5.2. Revaluation reserve at the beginning of the period	52 578	50 923
6. Other reserve capitals at the beginning of the period	**57 270**	**57 270**
6.2. Changes in other reserves		
a) additions (of which)		
b) deductions (of which)		
6.3. Other reserve capitals at the end of the period	**57 270**	**57 270**
7. Retained earnings (accumulated loss) at the beginning of the period	**78 555**	**2 781 703**
7.1. Retained earnings at the beginning of the period	**96 204**	**2 805 964**
a) restatement for changes in accepted accounting principles (policies)	4 085	
7.2. Retained earnings at the beginning of the period, after restatement to comparative data	**100 289**	**2 805 964**
a) additions (of which)		
- appropriation of retained profit		
b) deductions (of which)		
7.3. Retained earnings at the end of the period	**100 289**	**2 805 964**
7.4. Accumulated loss at the beginning of the period	**-21 734**	**-21 734**
a) restatement for changes in accepted accounting principles (policies)		-2 527
7.5. Retained earnings at the beginning of the period, after restatement to comparative data	**-21 734**	**-24 261**
a) additions (of which)		
- addition from loss for previous years		
b) deductions (of which)		
7.6. Accumulated loss at the end of the period	**-21 734**	**-24 261**
7.7. Retained earnings (loss) at the end of the period	**78 555**	**2 781 703**
8. Net result	**-19 956**	**-5 351**
a) net profit		
b) net loss	19 956	5 351
c) write-offs from profit		
II. Shareholders' Equity at the end of the period (closing balance)	**3 706 834**	**3 616 968**
III. Shareholders' Equity following the proposed appropriation of profit (coverage of loss)		

SATEMENT OF CASH FLOWS (in thousands of PLN)	1st quarter (current year) from 1.01.2002 to 31.03.2002	1st quarter (prior year) from1.01.2001 to 31.03.2001
A. Cash flows - Operating activities - indirect method		
I. Net profit (loss)	**-19 956**	**-5 351**
II. Total adjustments	**-119 122**	**7 030**
1. Share of net profits (losses) of companies subject to valuation by the equity method		
2. Depreciation and amortisation	2 711	1 323
3. (Gain) loss on foreign exchange differences	-28 631	-8 363
4. Interest and dividends	2 429	25 903
5. Profit (loss) on investing activities	49 361	12 725
6. Change in reserves	361	-14 525
7. Change in inventories	3 763	0
8. Change in receivables	-93 918	7 441
9. Change in current liabilities (excluding loans and credits)	2 141	6 673
10. Change in deferred and accrued expenses	-4 573	-22 826
11. Other adjustments	-52 766	-1 321
III. Net cash flows – operating activities (I+/-II)	**-139 078**	**1 679**
B. Cash flows – investing activities		
I. Income	443 354	7 525
1. Sale of intangibles and tangible fixed assets		384
2. Sale of real estate and intangible assets		
3. From financial assets, of which:		
a) in associated companies		
- sale of financial assets	443 354	1 000
- dividends and participation in profits		
- repayment of long-term loans		
- interest		1
- other income from financial assets		90
b) in other companies		
- sale of financial assets		6 050
- dividends and participation in profits		
- repayment of long-term loans		
- interest		
- other income from financial assets		
4 . Other income from investing activities		
II. Expenses	**-651**	**-131 508**
1. Acquisition of intangible and tangible fixed assets		-1 994
2. Investment in real estate and intangibles		
3. On financial assets, of which:		
a) in associated companies		-86 459
- acquisition of financial assets		-86 459
- long-term loans extended		
b) in other companies	-651	-26
- acquisition of financial assets	-651	-26
- long-term loans extended		
4. Other investment expenses		-43 029
III. Net cash flows - Investing activities (I+/-II)	**442 703**	**-123 983**
C. Cash flows from financial activities		

I. Income	**8 078**	**359 689**
1. Net income from issuance of shares and other capital instruments and additional payment to capital		
2. Credits and loans		74 108
3. Issuance of debt securities		266 747
4. Other financial income	8 078	18 834
II. Expenses	**-344 792**	**-267 067**
1. Acquisition of own shares		
2. Dividends and payment to shareholders		
3. Other expenses relating to appropriation of profits other than payments to shareholders		
4. Repayment of credits and loans	-1 088	-22 985
5. Redemption of debt securities	-340 500	-199 247
6. Other financial liabilities		
7. Payment of liabilities due on financial leasing agreements		
8. Interest	-3 204	-44 737
9. Other financial expenses		-98
III. Net cash flows from financial activities (I-II)	**-336 714**	**92 622**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**-33 089**	**-29 682**
E. Change in balance-sheet cash and cash equivalents, of which	**-33 089**	**-29 682**
- change in cash and cash equivalents by virtue of foreign exchange differences	-2 491	
F. Cash and cash equivalents - beginning of period	**834 196**	**226 792**
G. Cash and cash equivalents - end of period (F+/-D), of which:	**801 107**	**197 110**
- cash and cash equivalents with a restricted possibility of disposal	200 784	137 520

ADDITIONAL INFORMATION TO FINANCIAL STATEMENT FOR 1 Q 2002

Accounting principles adopted in the preparation of the financial statement for 1 Q 2002

Format of the financial statement

The financial statement has been prepared according to the following provisions:

- Accounting Law of 29 September 1994 as amended on 9 November 2000.
- Ordinance of the Finance Minister of 12 December 2001 on detailed principles of recognising, valuation methods, scope of disclosure and ways of presenting financial instruments.
- Ordinance of the Prime Minister of 16 October 2001 on current and periodical information disclosed by issuers of securities.
- Ordinance of the Prime Minister of 19 March 2002 amending the ordinance on current and periodical information disclosed by issuers of securities.

Intangible fixed assets

Intangible fixed assets are stated at historical or manufacturing cost less accumulated depreciation and, if applicable, write-offs on the loss of value.

Depreciation rates applied for intangible fixed assets are in the range of 20% - 100%.

Tangible fixed assets

Tangible fixed assets are stated at historical or manufacturing cost or are revalued (following valuation) less accumulated depreciation and, if applicable, write-offs on the loss of value.

In 2001, pursuant to the Accounting Law, Elektrim made a list of actually held tangible fixed assets.

Tangible fixed assets are depreciated using a straight-line method over their useful life, according to the depreciation plan adopted by the Company and the law. The following depreciation rates are used:

Buildings	2.5% - 10%
Plant and equipment	5% - 30%
Motor vehicles	14% - 20%
Other	10% - 100%

For tax and balance sheet purposes depreciation rates resulting from the law of 15 February 1992 on corporate income tax as amended are applied. For tangible fixed assets purchased and entered into the register before 1 January 2000 rates resulting from the ordinance of the Finance Minister of 17 January 1997 relating to the depreciation of tangible and intangible fixed assets are applied.

Assets of the initial value below PLN 3,500 are immediately recognised as a cost in whole.

Long-term receivables

Receivables and loans granted are stated in the amount of their redemption value with the application of the conservative valuation principle. Receivables and loans granted are stated at their nominal value as at the date of their coming into being.

Long-term investments

Interests and shares

Interests and shares in other companies and other investments included in fixed assets are stated at historical cost less the write-off on a permanent loss of value.

Real estate investments

Real estate investments include, among others:

- Land retained to obtain long-term benefits resulting from the increase in its value,
- Buildings counted as the company's asset that have been leased under a lease agreement or are retained to be leased out.

As at the date of purchase investments in real estate are stated at historical cost if the cost of transaction is insignificant. In the following periods, they are stated at fair value (e.g. basing on the estimate of an independent expert). The valuation is updated at least once a year and the changes are shown in the revaluation capital. If the case of a change in the market valuation below the initial purchase price, the difference is shown in financial costs.

Real estate investments are not subject to depreciation.

Long-term deferred expenses and income tax

This item includes all deferred expenses and income tax relating to future periods the settlement of which is anticipated to take place in a period exceeding 12 months. Write-offs of the above item are made according to the elapse of time. The items which are expected to be settled within 12 months from the date of the financial statement are reclassified to current deferred expenses and income tax.

This item also shows long-term deferred expenses and income tax relating to the negative difference in income tax in relation to the temporary changes in the basis for calculating the tax.

Inventories

Inventories are stated at historical or manufacturing cost that does not exceed the net sale price. The following groups of inventories are stated in the following way:

Materials	- at historical cost
Goods	- at historical cost

The net sale price is based on the sale price that may be obtained less the cost of adapting the component of assets to sale and finalising the sale.

The historical price is the actual purchase price of an asset including the amount due to the buyer (excluding VAT). In import the price is increased by customs duty and import tax.

Revaluation write-offs of inventories are applied with respect to the inventories' loss of value and adjusting the valuation to net sale prices.

The write-offs are shown in other operating costs.

Current receivables

Current receivables are shown at the redemption value with the application of conservative valuation principle.

Current receivables are revalued considering the probability of their payment by making revaluation write-offs.

Current investments

Current investments are stated at the lower of historical cost or market value.

Current financial assets purchased or created in the Company and other investment are stated as at the date of their acquisition or creation at historical cost or purchase cost (provided the cost of the purchase transaction are insignificant).

Financial effects of an increase or decrease in the value of current investments valued at market price (value) are shown in the financial income or costs respectively.

Cash and cash equivalents are stated at nominal value. Cash and cash equivalents in foreign currencies are not valued less frequently than as at the date of the financial statement at the purchase exchange rate applied on that day by the bank servicing the company. The exchange rate must not exceed the average exchange rate fixed by the National Bank of Poland for that day.

Foreign exchange differences relating to cash in foreign currencies and foreign currency sale transactions are shown in financial income or cost respectively.

Current accrued expenses

This item includes accrued expenses the settlement of which is expected within a period not exceeding 12 months. The settlement of accrued expenses is made in the amount of expenses of the future reporting periods. The period of their settlement is justified by the nature of particular items and the principle of conservative valuation is applied here.

Shareholders' equity

Share capital is stated at nominal value in the amount according to the Company Statutes and the certificate of incorporation.

Reserve capital is created according to the Company Statutes from profit write-offs and transfer from revaluation reserve capital. It also includes the net effect of revaluation of fixed assets before 1 January 1995. Reserve capital is also increased by the surplus of the shares issuance value over their nominal value.

The following factors affect revaluation capital:

- effects of the revaluation of fixed assets. In the case of fixed assets that were revalued the write-offs on the permanent loss of value decrease the revaluation capital.
- Differences in the valuation of long-term investments (when they are valued at market prices higher than their purchase price). The capital is reduced by the effect of the decrease in market prices to the level of actual purchase prices. The reduction in the purchase price of investments is shown in the financial costs. The difference between the market price and a lower purchase price is shown in the financial income at sale date or is reclassified from long-term investment to current investment valued at market prices.

- Deferred income tax relating to operations settled against shareholders' equity. The capital is gradually reduced as a result of divestment of fixed assets subject to revaluation. The reserve capital is increased accordingly.

Reserves on liabilities

Reserve on income tax
Reserve on deferred income tax is created in the amounts of payable income tax in future in connection with exchange gains, which increase the future basis for taxation.

Reserves on retirement and similar allowances

The Company creates reserves on liabilities to employees (other than salaries) pursuant to the Company's Labour Scheme. Reserve on cost of vacation pay accruals is calculated on a quarterly basis and shows the actual number of unused days of vacation as at the end of each quarter.

Other reserves

Reserves are created on definite or highly probable liabilities the amount of which can be credibly assessed, in particular on loss on transactions in progress, including guarantees granted, credit operations, effects of pending court proceedings.

Long-term liabilities

Long-term liabilities include a liability or its part the redemption date of which is within at least one year from the balance sheet date. This condition does not apply to trade liabilities which are included in current liabilities.

Long-term liabilities are stated in the amount to be redeemed.

Liabilities to associated companies (like in the case of current liabilities) are shown separately in the new format of the balance sheet.

Current liabilities

Current liabilities are stated in the amount to be redeemed.

Current liabilities include all trade liabilities broken down into those to be redeemed in the period of up to 12 months and over 12 months.

Accruals

Accruals include the costs to be borne in the current reporting period but not yet incurred, which are not a liability.

Reserves on anticipated costs should cover all costs of a given reporting period, which will be borne in future. The time and way of settling them should be justified by the nature of the costs and the principle of proportionality of costs to sales should be observed.

Other accruals include, among others, receivables entered into books but not yet realised and payment for future services received from clients.

Foreign exchange transactions

Transactions denominated in foreign currencies are recorded in the Polish currency at actual exchange rates at the date of the transaction.

The foreign currency assets are stated as at the date of the financial statement at purchase exchange rate while liabilities are stated at the sale exchange rate applied by the bank servicing the Company, provided, however, that the exchange rate is not higher (for assets) or lower (for liabilities) than the rate fixed by the National Bank of Poland.

Foreign exchange differences with respect to long-term investments in foreign currencies affect the revaluation capital. Foreign exchange differences with respect to the remaining assets and liabilities as at the date of the balance sheet and with respect to payment of receivables and liabilities in foreign exchange are presented in financial costs or income.

Jubilee and retirement bonuses

The new labour scheme effective from 1 October 2002 does not provide for jubilee bonuses. The retirement bonuses depend on length of service in the Company.
The Company creates reserves for the cost of retirement bonuses basing on the value determined by an actuary expert.

Revenues, costs and the measurement of the financial result

Revenues and costs are recognised according to the accrual basis of accounting, i.e. in the periods they refer to irrespective of the date of receiving or making payment.

Other operating income and costs are the income and costs not directly connected to the Company's ordinary activities. Financial income and costs include interest on credits granted and taken, foreign exchange differences, commissions paid and received, income and cost relating to the disposal of securities, write-offs on the loss of investments' value, etc. Extraordinary profit and loss present the financial effects of single events, in particular caused by force majeure events, abandoning or suspending certain businesses and composition and healing programs.

The Company's financial result in a given year includes all generated revenues and costs relating to the revenues, according to the above presented principles, other operating income and costs, the result of the conservative valuation of the Company's assets and liabilities, the result on financial and extraordinary operations and taxes.

Tax

The current liabilities with respect to corporate income tax is calculated in accordance with Polish tax regulations and is based on the profit or loss reported under Polish accounting regulations.

The reserve on deferred income taxes is created in the amounts of tax to be paid in the following periods in connection with positive temporary difference that will increase the taxable income in future. In the case of negative temporary differences that will reduce the taxable income in future, the deferred income tax is presented in the accrued expenses and deferred income. The amount of the reserve and the deferred income tax assets are measured using tax rates expected to apply to taxable income in the year in which the tax liability is expected to be settled.

Both the reserve and the deferred income tax assets are presented in the balance sheet separately, except for justified cases. The effect of changes in the deferred income tax compared to the end of the previous period is presented in the income statement.

In order to present certain financial data, assets and liabilities were translated into EURO at the mid-rate announced by the National Bank of Poland as of the balance sheet date (29 March 2002), i.e. 3.6036. Income statement items were translated into EURO at a rate computed as the arithmetic mean of mid-rates announced by the National Bank of Poland as of the end of each month during the first, second and third month of the 1st quarter of 2002 (i.e. 3.5929; 3.641; 3.6036 for 1 Q 2002). The cumulative rate for 1 Q 2002 was 3.6125.

The Capital Group of Elektrim is a holding of power and telecoms companies.

Elektrim S.A. is the parent company and is responsible for the development of the strategy and management of the Group's companies.

Significant Events

ELEKTRIM S.A.

Composition proceeding of Elektrim S.A.
Owing to the fact that it was impossible to find a consortium to organise financing for the Company's due and payable debts the Management Board of Elektrim S.A. filed a request with the District Court for Warsaw, XVII Division to open composition proceeding on the following terms:
1) Reduction of debts subject to the composition by 40%.
2) Reorganisation of the repayment of such reduced debts into the following instalments:
   a) first instalment of 20% of total debts, payable within 30 days from the court's approval of the composition becoming final,
   b) second instalment of 20% of total debts, payable on December 15, 2003,
   c) third instalment of 20% of total debts, payable on December 15, 2004.

On 16 January 2002, the Court issued a decision on opening the composition proceeding with the Company's creditors and appointed Adam Tomczyński as judge commissioner and Zdzisław Hankowicz as court supervisor. The composition proceeding was aimed at securing the interests of both Elektrim S.A. and the creditors, i.e. enable the Company to continue further operations and, at the same time, satisfy and secure the creditors' interests in the best possible way.

Upon examining receivables judge commissioner of Elektrim's composition proceeding made a list of receivables on 13 February 2002, which included 124 receivables for the total amount of PLN 2,333,982,156.33. Incorporation in the list entitled the creditor to participate in the proceeding and determined the amount to which he was entitled to participate in the meetings of creditors.

On 5 March, judge commissioner of Elektrim's composition proceeding called the meeting of creditors for 23 April 2002.

Pursuant to an agreement signed by the court supervisor with MCC Partner S.A. the Valuation of Assets of Elektrim S.A. was prepared and submitted to the judge commissioner. The aim of preparing the evaluation was to assess the value of the assets of Elektrim S.A. to judge whether the sale value of the assets would cover the amount of liabilities under the composition proceeding according to the decision of the Judge Commissioner dated 13 February 2002.

Two methods were applied in the evaluation: the book value method and adjusted assets value method. The report stated that the realistic sale value of Elektrim's assets exceeds by 2.55 the Company's total liabilities under the composition proceeding. It was also noted that as a rule, a quick execution of an assets' sale transaction might result in obtaining a lower price while by lengthening the process of selling assets adequately the seller might obtain a higher price. In addition, the report emphasised that spreading the process of selling Elektrim's assets over a sufficiently long period (3-5 years) could result in a significant increase in their value against the estimate presented in the report.

A new composition proposal was presented to the Company's creditors at the Meeting of Creditors held on 23 April 2002. The Management Board's proposal provided for a full repayment of receivables to all creditors, except for the bondholders of exchangeable bonds who would be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

After reviewing the new proposal of the Company's Management Board and a discussion the proposal was voted. The bondholders of the exchangeable bonds who represent a total of 80% of the total amount of receivables voted against the acceptance of the new composition proposal, while the majority of the remaining creditors voted for the acceptance of the composition. In view of the above, the court decided to discontinue the composition proceeding owing to the lack of the required majority of creditors voting for the composition. The court's decision on discontinuing the composition proceeding will become valid within 7 days of its announcement, i.e. on 30 April 2002.

The Company's Management Board filed a complaint against the above decision in accordance with the law.

The Management Board of Elektrim S.A. will continue to seek solutions and will conduct a dialogue with creditors to protect the Company's and its shareholders' interests.

Claim against Elektrim S.A.

On 11 January 2002, Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bonds) filed a claim against Elektrim S.A. and Elektrim Finance B.V with The High Court of Justice Queen's Bench Division, Commercial Court Royal Courts of Justice. The Claimant claims the payment of the amount of Euro 479,332 thousand (due as payment for the exchangeable bonds), the amount of GBP 53 thousand (for expenses incurred by the Claimant under the Principal Trust Deed) and GBP 1,100 (in court fees and solicitor's costs).

On 19 March 2002, a hearing was held in the Regional Court of Warsaw, XX Economic Division, during which the court examined the request submitted by The Law Debenture Trust Corporation p.l.c to secure the claim served in Great Britain against Elektrim S.A. for payment due on the guarantee to redeem the exchangeable bonds. The court admitted the request to secure the claim by blocking the shares of Mostostal Warszawa held by Elektrim S.A. on its account (the value of the seized bonds amounts to ca PLN 25 million) and dismissed the request to secure the claim in the remaining part.

Extraordinary Meeting of Shareholders of Elektrim S.A.

On 9 January 2002, the Management Board received a request from shareholders jointly representing more than 20% of share capital of Elektrim S.A. who referred to art. 385 § 3 and art. 400 § 1 of the Commercial Companies Code and demanded that an Extraordinary General Meeting of Shareholders be convened with the following agenda:

- appointment of members of the Supervisory Board by voting in groups;
- appointment of Chairman of the Supervisory Board;
- appointment of Vice-Chairman of the Supervisory Board;
- establishment of the remuneration policy for members of the Supervisory Board.

At the Extraordinary Meeting of Shareholders of Elektrim S.A. held on 10 April 2002 a new Supervisory Board was elected in a block voting. The new Supervisory Board is composed of the following persons: Dawood Syed – Supervisory Board Chairman, Hubert Janiszewski – Supervisory Board Vice Chairman, and SB members: Jacques Attali, Dominique Gibert, Zbigniew Jakubas, Ryszard Opara, Michel Picot, and Maciej Raczkiewicz.

Request to the Securities and Exchange Commission

In connection with press releases stating that the BRE Bank Group has taken control of Elektrim S.A., on 11 January 2002 the Management Board requested the Securities and Exchange Commission to examine whether the entities mentioned in the releases had fulfilled their obligations under Chapter 9 of the Law dated 21 August 1997 on Public Trading of Securities (the "Law").

Decision of the Regional Prosecutor's Office in Warsaw

On 19 February Elektrim S.A. was informed that pursuant to the decision of the Regional Prosecutor's Office in Warsaw dated 14 February 2002, an investigation was commenced in relation to using confidential information in the public trading of securities the period from 28 August 2001 to 9 February 2002 relating to Elektrim's financial status to purchase the Company's shares.

Securities and Exchange Commission Commenced Proceedings against Elektrim S.A. regarding Compliance with Reporting Requirements

On 24 January 2002, the Company received the decision of the Securities and Exchange Commission to commence *ex officio* proceedings to examine whether Elektrim S.A. had duly discharged its obligations under Art. 81 and Art. 148 of the law dated 21 August 1997 – Law on the Public Trading of Securities.

Letter from DeTeMobil

On 23 January 2002, the Company received a letter from DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil"), a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"), in which DT requested Elektrim S.A. to confirm by 29 January 2002 that due to the commencement of composition proceedings the Company is in material default under the PTC Shareholders Agreement concluded on 21 December 1995 by: Elektrim S.A., Polpager Sp. z o.o., US West International B.V., DeTeMobil Deutsche Telekom MobilNet GmbH, Elektrim Autoinvest S.A., and Kulczyk Holding S.A.

If the Company issued such a statement or the Arbitration Court decided that such material default had actually occurred, DT Mobil would be entitled to exercise a call option, i.e. the right to repurchase all shares of PTC held by Elektrim for the option price set forth in the Shareholders Agreement.

Article 16 of the Agreement provides for the call option, i.e. the right to repurchase shares by a Party to the Shareholders Agreement in certain circumstances stipulated in this article. It should be noted, however, that this provision applies only to Operating Shareholders, i.e. those specified in the Agreement.

One of the reasons authorising a Shareholder to exercise the call option is the so-called "economic impairment" of another Shareholder who is obligated to sell his shares under such circumstances.

Such a case occurs when a Shareholder: a) is subject to liquidation, bankruptcy, composition or bank settlement proceedings initiated upon request or court order in accordance with the Polish law or other law when such proceedings continue for 30 days unless the Court decides to dismiss the petition to open such proceedings; b) submits a notification in writing about his insolvency.

In these circumstances, other Operating Shareholders are entitled to exercise the call option, i.e. repurchase shares held by the Shareholder whose economic situation is difficult, for the price equal to: a) the proportionate share of this Shareholder in net assets of PTC (assets less liabilities such as loans granted by any Party to the Shareholders Agreement, excluding share capital and profit or loss in accordance with the balance carried forward) as determined on the basis of the audited financial statements for the last financial year plus b) all additional capital contributions to PTC made by this Shareholder after the balance sheet date and not included in the aforementioned financial statements. The payment for shares sold by a Shareholder under the call option should be made within 30 days from such a transaction.

The Management Board of ELEKTRIM S.A is of the opinion that the PTC Shareholders Agreement does not provide for the procedure followed by DT Mobil, and, in addition, Elektrim S.A. only holds 1 (one) share of PTC. The remaining shares of PTC were contributed to Elektrim Telekomunikacja Sp. z o.o. in December 1999. DT Mobile has called into question the validity of the contribution of PTC shares to Elektrim Telekomunikacja Sp. z o.o. and commenced arbitration proceedings in Vienna.

Petition of DT Mobil to extend its claims

On 6 February 2002, Elektrim S.A. was informed by its attorneys representing Elektrim S.A. in the arbitration proceedings before the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna in the case of DeTe Mobil Deutsche Telekom MobilNet GmbH ("DT Mobil") against Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o. (Case no. SCH-4750) that DT Mobil had submitted a petition to extend its claims under these proceedings. DT Mobil applied to the Arbitration Court for a partial ruling to the effect that Elektrim S.A. sustained economic impairment within the meaning of Art. 19 of the PTC Shareholders Agreement and, in consequence, was in material default of this Agreement. The grounds to declare the economic impairment of the Company and possible effects of such a ruling are discussed above. In particular, if the ruling was issued, DT Mobil would be able to exercise the option to purchase shares in PTC held by the Company (Art. 16 of the PTC Shareholders Agreement).

New Management Board

At the meeting held on 30 January 2002 the Supervisory Board resolved to suspend Jacek Walczykowski in his function as Vice President of the Management Board and delegate Jan Rynkiewicz, Supervisory Board member to temporarily perform the function of a member of Elektrim's Management Board.

At the meeting held on 5 February 2002 the Supervisory Board:

- dismissed Mr. Jacek Marek Walczykowski from the Management Board of ELEKTRIM S.A. and the position of Vice-President and Deputy Chief Executive Officer of ELEKTRIM S.A.;
- revoked the temporal appointment of Mr. Waldemar Siwak, Chairman of the Supervisory Board, as President of ELEKTRIM S.A.;
- appointed Mr. Dariusz Jacek Krawiec as a member of the Management Board and President of ELEKTRIM S.A. for a 3-year term of office;

- appointed Mr. Jan Stanisław Rynkiewicz as a member of the Management Board and Vice-President of ELEKTRIM S.A. for a 3-year term of office.

On 8 April 2002, at the request of the Management Board's President, Elektrim's Supervisory Board appointed Maciej Radziwiłł as member of the Management Board.

On 19 April 2002, the new Supervisory Board, elected at Elektrim's Extraordinary Meeting of Shareholders held on 10 April 2002 unanimously resolved to make changes in the Company's Management Board. Member of the Management Board, Maciej Radziwiłł was appointed President of the Management Board and Financial Director, while the Dariusz Jacek Krawiec was recalled from the post of the President of the Company's Management Board. The Supervisory Board resolved to appoint Robert Butzke, President of Elektrim – Megadex S.A., as member of the Management Board and Vice President of the Management Board. Mr Jan Rynkiewicz remained on the post of Vice President of Elektrim S.A.

Termination of Credit Agreement

On 13 March 2002, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank notified Elektrim S.A. about the termination of the Credit Agreement dated 17 September 1997, as amended by annex 1 and 2, for the amount of (currently) EURO 5,634,241.54. The Bank has terminated the agreement with Elektrim S.A. with immediate effect and has called for the repayment within 30 days, i.e. by 15 April 2002, at the latest.

Elektrim's liability, as at the day of termination of the credit, amounts to a total of EURO 5,723,953.44, together with interest and costs.

On the same day, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank notified Elektrim S.A. that it terminated the Agreement for extending guarantees by the Bank for contracts on behalf of German customers and demanded that Elektrim S.A.:

- return, by 15 April 2002, all originals of guarantees extended by the Bank , or
- pay EURO 1,774,702.18 (equivalent of guarantees extended by the Bank) by 15 April 2002.

Call to repay credit by Elektrim S.A. as guarantor

On 27 March 2002, Elektrim S.A. received a letter from BRE Bank S.A. acting as the Agent of the Consortium of Banks, in which it called Elektrim S.A. as the guarantor of the company RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, to repay without delay Elektrim's liability to the account of BRE Bank S.A. resulting from:

- the declaration of the guarantor dated 5 January 1999 to the amount of the drawn credit of PLN 51,385,000, together with interest and costs due to the banks from the above amount,
- the declaration of the guarantor dated 30 September 1999 to the amount of the drawn credit of PLN 41,825,000, together with interest and costs due to the banks from the above amount.

According to the letter of BRE Bank S.A., Elektrim's total debt due on both guarantees totals PLN 93,210,000 together with interest on this sum in the amount of PLN 4,188,457.26, interest for delaying repayment due on 20 March 2002 in the amount of PLN 4,260.47 and costs specified as an administrative commission in the amount of PLN 36,672.79.

On 27 March 2002, BRE Bank S.A. debited the account of Elektrim S.A. with the amount of PLN 51,976,371.39 that represents the amount due for guarantee extended to RST El-Net S.A.

Furthermore, Bank Polska Kasa Opieki S.A., a participant in the above mentioned Consortium of Banks, has today sent a statement to Elektrim S.A. informing that it has offset its receivables due from Elektrim S.A. from the above mentioned titles in the total amount of PLN 35,075,324.80 against Elektrim's receivables from Bank Polska Kasa Opieki S.A. in virtue of conducting bank accounts.

On 2 April 2002, Elektrim S.A. received a letter from BRE Bank S.A., acting as the Agent of the Consortium of Banks, notifying Elektrim S.A. as the guarantor of RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, about deducting the due receivables of BRE Bank S.A. from the account of Elektrim S.A. in the total amount of PLN 10,730,222.15 which includes the principal, statutory interest for 7 days and contractual interest.

BRE Bank S.A., acting as the Agent of the Consortium of Banks, states that all liabilities of Elektrim S.A. resulting from the guarantee have been fully repaid, i.e. to the amount of the principal of the credit i.e. PLN 93,210,000, together will all interest and costs due to banks on the principal.

The above receivables due in virtue of guaranteeing the credit for RST El-Net S.A. are included in the list of receivables under Elektrim's composition proceedings.

On 25 April 2002, Elektrim S.A. filed a claim with the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and a claim against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment.

The above amounts result from the fact that on 27 March 2002, BRE Bank S.A. and PeKaO S.A. debited Elektrim's account with the amount of Elektrim's liability as guarantor of syndicated credit no 17/075/98/Z/IK dated 4 January 1999 extended to company RST El-Net S.A.

In the opinion of the Management Board of Elektrim S.A. the action taken by the two banks was unacceptable and invalid as it breached the legal norm under art. 39.1 of the Ordinance of the President of the Polish Republic dated 24 October 1934 – Law on composition proceeding, which restricts the possibility of offsetting receivables during a composition proceeding in progress.

The claims have been served because Elektrim's demand submitted to the banks on 2 April 2002 requesting repayment of the amounts that had been offset from Elektrim's account have not been satisfied.

POWER

Privatization of G-8

In January 2002, the consortium of Elektrim S.A. and El-Dystrybucja Sp. z o.o. extended the validity of the bid for eight privatised power distributors forming the so called Northern Group (G-8) by the end of June 2002.

On 19 March 2002, the Extraordinary Meeting of Shareholders of El-Dystrybucja Sp. z o.o. resolved to increase the company's capital in which Elektrim S.A. and its subsidiary companies have taken up 1% of shares. On 27 March 2002, El-Dystrybucja Sp. z o.o. and the consortium of E.ON were qualified by the Treasury Minister to a further stage of privatisation of the G-8 power distributors.

The shareholders of El-Dystrybucja Sp. z o.o. are: Elektrim S.A., together with its subsidiary companies (ZE "PAK" S.A. and Elektrim Volt S.A.), and Energia S.A. (a company of the Kulczyk Holding S.A.).

Pątnów–Adamów–Konin Power Plants

Redemption of Commercial Papers of Pekao S.A. by Elektrim S.A.

Pursuant to the payment order issued by the Regional Court in Poznań dated 3 January 2002, Elektrim S.A. has been obliged to pay to ZE PAK S.A. the amount of PLN 338,911,214.14 plus interest for the period from 29 December 2001 until the date of payment, and the amount of PLN 40 thousand in proceedings costs. The above amount results from Elektrim's commitment to redeem promisory notes issued by Elektrim to secure Commercial Papers of Pekao S.A. made out for the above amount.

On 7 January 2002, Elektrim S.A. carried out the court's decision.

Purchase of employee shares from PAK

Pursuant to the provisions of the preliminary agreement dated 28 February 2002, signed with Elektrim Volt S.A. the parties undertook to sign the promised sale agreement pursuant to which Elektrim Volt S.A. will sell to Elektrim S.A. the shares that will be purchased by Elektrim Volt S.A. from employees of Zespół Elektrowni Pątnów-Adamów-Konin S.A. under the purchase option, for the total amount not exceeding PLN 12 million. The purchase options will be granted to Elektrim Volt S.A. by individual employees pursuant to preliminary sale of shares agreements signed by Elektrim Volt S.A. and employees.

Elektrim Volt
In the first quarter of 2002, contracts for the delivery of electrical energy for 11 customers were carried out. Electrical energy was supplied by PAK S.A., Rybnik S.A. Power Plant and Toruń S.A. Power Distributor from Włocławek Hydro-Electric Power Plant. The total value of the energy traded in the first quarter of 2002 amounted to PLN 348,508 thousand which represented the fulfilment of the plan in 100%.

On 10 January 2002, Elektrim-Volt S.A. received a copy of the Sales of Renewable Electric Energy Contract signed by both parties to the contract. The value of the contract, which provides for the sale by Elektrim Volt S.A. of electric energy to ELNORD S.A., is PLN 81,4 mm. The deliveries of the energy generated by Hydroelectric Power Station Włocławek will be carried out from January to December 2002.

On 26 January 2002, Elektrim – Volt S.A. received the title "Company of the Year 2001" in the 12th Edition of the Polish Business Club. The title was awarded to Elektrim – Volt S.A. by the Chapter and the Board of the Polish Business Club for active participation in creating a competitive market for electric energy in Poland.

Elektrim – Volt S.A. was granted the certification of conformity of the quality management system with norm ISO 9001: 2000 (Certification no 2019806 Kema Quality B.V. and IQ Net - The International Certification Network), effective 1 January 2001.

Elektrim Megadex
In the first quarter of 2002, previously signed contracts were carried out, in particular, the PAK contract and the contracts to be finalised this year for the construction of boilers in Siersza Power Plant

In the first quarter of 2002, previously signed contracts were being carried out, in particular, the PAK contract and the contracts to be finalised this year for the construction of fluidised boilers in Siersza Power Plant, OP-230 boiler in Siekierki CHP and Władysławowo CHP. Final works were also carried out relating to the fluidised boiler in Żerań CHP.

On 12 March 2002, Elektrim–Megadex S.A., Elektrim's subsidiary, the leader of the consortium with Fortum Engineering Ltd Finlandia signed EURO 87,148,000 contract with Zielona Góra S.A. CHP for the construction of a gas and steam driven unit of the capacity of 190 MWe and 95 MWt on a "turn-key" basis and a three-year service agreement for the value of USD 11,363,730. The performance including the project, delivery of machinery and equipment, assembly and putting into operation is to be finalised in July 2004.

Elektrim S.A. has extended a guarantee for the execution of the terms and conditions of the above contract and agreed to become liable for the satisfaction of any liabilities under the contract, in particular, it agreed to pay compensation to Elektrociepłownia Zielona Góra S.A. for damages incurred by the Plant as a result of non-performance or improper performance of the contract. Elektrim's maximum liability resulting from the guarantee shall not exceed the amount of EURO 52,364,000.

Elektrim's liability will be subject to a prior award of the Arbitration Court stating the fault of the contractor under the contract, and refusal to pay the awarded compensation by Elektrim-Megadex S.A. after receipt of a relevant demand from Elektrociepłownia Zielona Góra S.A. Elektrim S.A. will be liable on behalf of Elektrim – Megadex S.A. in the case of the latter's insolvency or failure to pay liabilities under the contract.

At the same time, Elektrim S.A. has extended a counter-guarantee to the above contract to Fortum Power and Heat Oy, i.e. parent company of Fortum Engineering Ltd, to the amount of EURO 17,580,000 in connection with the guarantee extended by Fortum Power and Heat Oy to Elektrociepłownia Zielona Góra S.A. for the amount of EURO 34,784,000. The total amount of guarantees extended by Elektrim S.A. under the above contract is EURO 69,882,000.

A number of bids was prepared, among others, for the construction of a steam boiler with desulphuring installation of the type OP-300 in Szczecin CHP, the construction of a 60 MW turbine in Stalowa Wola Power Plant and a 20 MW turbine in Mielec. Negotiations are being held for a PLN 160 million contract for the construction of a 35 MWe heating block in Tychy CHP.

TELECOMMUNICATIONS

Polska Telefonia Cyfrowa
In the first quarter of 2002, Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") gained 272 thousands of new subscribers. As of 31 March 2002, PTC had around 4 million subscribers and the area and population coverage ratios of 95.7% and 99.4%, respectively.

The Telecommunications Regulatory Authority issued a regulation regarding fees for calls originating from the cellular network Era and directed to the fixed line network of TPSA (national fixed line operator). The fees were reduced by approx. 60%. That decision has improved PTC's results in 2002.

In December 2001, PTC and Bank Handlowy w Warszawie S.A. signed an agreement under which PTC's customers can pay for goods bought via the Internet using secure mobile phone calls. Owing to this agreement, the operator of Era is the first mobile phone operator in Poland that offers secure on-line shopping with a mobile phone.

Fixed Line and Cable TV
At the end of the first quarter of 2002, fixed lines companies from the ET Group served over 100 thousand subscribers in the former Warsaw, Szczecin and Gorzów Provinces and the region of Kutno and Mysłowice. Business customers (nearly 25 thousand subscribers) included companies from the most telecom sensitive sectors, such as financial service providers, trade companies, hotels, and insurance companies. Focusing on particular market segments generated a relatively high revenue per user.

The total number of cable TV subscribers in Krakow, Bydgoszcz, Szczecin, Gorzów, Zielona Góra and Warsaw was in excess of 386 thousand. Cable TV companies of the ET Group are second best in Poland's entire cable TV market, and the unquestionable leader in Warsaw and Cracow's regional markets.

In the first quarter of 2002, the number of customers from Warsaw and Kraków who use broadband access to the Internet rose by ca 35%. At the end of March 2002, the total number of clients of Internet services offered by companies owned by ET increased to over 14 thousand.

In March 2002, the Management Board of El Net filed a request for composition proceeding with banks – El Net's creditors. Talks with banks are in progress and El Net is continuing business activities.

Other
Sale of Elektrim Kable S.A.
On 18 February 2002, the transaction of the sale of Elektrim Kable shares was fully settled. Elektrim S.A. sold all its shares of EK in public calls and does not hold any shares of the Elektrim Kable.

As a result of the final settlement of the above transaction Elektrim S.A. sold all the shares of Elektrim Kable S.A. in public calls and does not hold any shares of the above company.

Elektrim S.A. sold a total of 84,287,823 shares of Elektrim Kable S.A. in public calls, representing 70.49% of the share capital for the total price of the PLN equivalent of USD 110 million.

Conditional Sale Agreement of Shares of DM Penetrator S.A.
On 28 February 2002 a conditional agreement was signed with Dom Maklerski Penetrator S.A. based in Cracow (Elektrim's subsidiary) for the sale of shares pursuant to which Elektrim S.A. committed itself to selling all the shares of DM Penetrator S.A held by Elektrim S.A. to DM Penetrator S.A. The agreement is conditional and pursuant to its provisions, ownership rights will be transferred when all conditions precedent are met.

Declaration of Bankruptcy of Companies
- On 4 March 2002, AGS New Media Sp. z o.o. based in Warsaw (100% Elektrim's subsidiary) filed a petition for bankruptcy with the Warsaw District Court, XVII Commercial Division.

- On 22 March 2002 the Extraordinary Meeting of Shareholders of the MPTE Energia S.A. (pension fund), Elektrim's subsidiary, passed a resolution on dissolving the company and opening liquidation proceedings. Mr Marek Tatar was appointed the Company's liquidator.

- On 26 March 2002 Elektrim S.A. received the decision dated 20 March 2002 regarding the declaration of bankruptcy of eCenter based in Cracow (Elektrim's subsidiary) from the Kraków District Court, VIII Economic Division for bankruptcy and composition proceedings.

- On 29 March 2002, Elektrim S.A. acting as the creditor of Easy Net S.A. based in Warsaw (100% subsidiary of Elektrim) served a petition for bankruptcy of Easy Net S.A. in the Warsaw District Court, XVII Commercial - Bankruptcy and Composition Division.

- On 23 April 2002, the Management Board of company VPN Service Sp. z o.o., based in Warsaw, (98% subsidiary of Elektrim S.A.) filed a petition for the declaration of bankruptcy of VPN Service Sp. z o.o. in the Warsaw District Court, Commercial Court, XVII Economic Division.

Financial Results

Owing to the fact that the financial statement for 1 Q 2002 is disclosed before the publication of the financial statement for the year 2001, in which significant changes were made in comparison to the data presented in 4 Q 2001 statement, we present key data of the income statement and balance sheet for 4 Q 2001 and data for the year 2001 (unaudited).

Elektrim' results in PLN thousand (unless indicated otherwise)	Data for 2001	Data for 4 Q 2001	Change
Net sales revenues	273 113	273 113	0
Profit (loss) on operating activities	(231 566)	(71 523)	(160 043)
Net profit (loss)	96 204	247 511	(151 307)
Balance sheet sum	8 471 587	8 505 327	(33 740)
Shareholders' equity	3 675 570	3 826 877	(151 307)
Net cash flows from operating activities	399 348	376 585	22 763
Net profit (loss) per share (in PLN) for the quarter	1,15	2,95	(1,8)
Book value per share (in PLN)	43,88	45,68	(1,8)

The changes in the statement for the year 2001 compared to the data disclosed for 4 Q 2001 result from events that took place after the balance sheet date and the need to create reserves on costs and future liabilities.

As data for 1 Q 2002 are presented pursuant to the amended Accounting Law, which obligates companies to convert data published previously to achieve their comparability, the Company has converted data for the year 2001 and accounted for the adjustments described above while it did not take into account data for 4 Q 2001 published earlier.

Below we present changes resulting from the conversion of the balance sheet and the income statement data for the years 2001 and 2000 according to the amended accounting principles:

a. as a result of the reclassification of buildings from fixed assets to financial fixed assets they were stated at fair value. The PLN 45 687 thousand difference in valuation has been moved to revaluation reserve capital. At the same time, a reserve on deferred income tax has been created which debited the revaluation reserve capitals. Net financial result for 2000 was influenced by the PLN 1 249 thousand reduction in depreciation of the buildings and fact of transferring this amount to revaluation reserve capital. Accordingly, the adjustment of costs in 2001 was PLN 1 271 thousand.

b. As a result of recalculation of foreign currencies balance at purchase exchange rate for receivables and at sale exchange rate for liabilities (purchase exchange rate is lower than the average exchange rate of the National Bank of Poland and the

sale exchange rate is higher than the average exchange rate of the National Bank of Poland) the net balance sheet result decreased by PLN 3 776 thousand in 2000 and by PLN 5 342 thousand in 2001.

Key balance sheet and P&L account data

Elektrim's results in PLN thousand (unless indicated otherwise)	*1 Q 2002*	*4 Q 2001*	*1 Q 2001*
Net sales revenues	19 207	126 369	53 463
Profit (loss) on operating activities	(18 200)	(283 226)	(31 100)
Net profit (loss)	(19 956)	238 888	(5 351)
Shareholders' equity	3 706 834	3 725 321	3 616 968
Net cash flows from operating activities	(139 078)	399 348	1 679
Net profit (loss) per share (in PLN) for the quarter	(0,24)	2,85	(0,06)

Sales

In the first quarter of 2001, sales went down compared to the same period of 2001 which has primarily resulted from some delays in the realisation of significant contracts. Sales will be realised in the next quarters.

Net result

After three months of 2002, Elektrim S.A. posted a PLN 19 956 thousand net loss. The net loss was generated on the operating level. The main reason was the low level of sales and, accordingly, a low level on the sales result. The general administrative costs show a downward trend which is the result of the Company's restructuring and significant cost saving. General administrative costs have fallen from PLN 49 489 thousand in the first quarter of 2001 and PLN 25 077 thousand in the fourth quarter of 2001 to PLN 21 918 thousand in the first quarter of 2002.

Shareholders' equity

Shareholders' equity went down by PLN 18 487 thousand in the first quarter of 2002 compared to the fourth quarter of 2001, i.e. by the net balance sheet loss and the adjustment to the valuation of fixed assets.

Reserves and revaluation write-offs

In the first quarter of 2002, the following changes in reserves and revaluation write-offs were stated:

Revaluation write-offs:

- trade receivables	PLN 394 thousand
- interest receivable	PLN 6 043 thousand
- loans	PLN 536 thousand
Total	PLN 6 973 thousand

Release of reserves on future liabilities and adjustment of revaluation write-offs:

- reserve on costs	PLN 211 thousand
- adjustment to trade receivables write-offs	PLN 343 thousand
- adjustment to interest receivable write-offs	PLN 452 thousand
- financial assets revaluation write-off	PLN 22 000 thousand
Total	PLN 23 006 thousand

Other Additional Information

Shareholders of Elektrim S.A. holding more than 5% - present status (according to information supplied to Elektrim S.A.)

Merrill Lynch & Co. Inc.
20 Farrington Road, P.O. Box 293, London EC1M 3NH, United Kingdom
Announcement on 9 April 1998 that it held 3,481,125 shares, i.e. 5.20% of share capital and voting rights. Owing to the fact that by 23 April 2002 total number of the Company's shares increased from 72,749,078 as at the end of 1998 to 83,770,297 as a result of the conversion of bonds into shares. Thus, Merrill Lynch's adjusted stake now represents 4.16% of share capital and voting rights.

Schroder Investment Management Limited, *31 Gresham Street, London EC2V 7QA*

Announcement on 11 August 1999 that it held 3,709,496 shares, i.e. 5.05% of share capital and voting rights. After the above-described share capital increase, the stake has declined and currently represents 4.43% of share capital and voting rights.

Vivendi Universal S.A., *France*
Paris (75008), 42 avenue de Friedland

Announcement on 13 April 2001 that it held, together with Societe Nouvelle D'Investissements et de Gestion and other subsidiaries listed below, 8,416,183 shares, i.e. 10.04% of share capital and voting rights, of which:

- Vivendi Universal S.A. held 4,079,683 shares, i.e. 4.87% of share capital and voting rights;
- Societe Nouvelle D'Investissements et de Gestion held 1,036,500 shares, i.e. 1.24% of share capital and voting rights;
- Societe Nouvelle D'Etudes et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;
- Compagnie Nouvelle D'Etudes Industrielles et Commerciales held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;
- Societe Parisienne D'Investissements et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights.

BRE Bank S.A.
ul. Senatorska 18, 00-950 Warsaw, Poland

On 11 April 2002, BRE Bank S.A. informed Elektrim that together with its subsidiary - Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. it held a total of 14,624,552 shares of Elektrim S.A. which represented 17.46% of the share capital and entitled to 14,624,552 votes at the general meeting (17.46%) of the total number of votes at the meeting of shareholders of Elektrim S.A. of which:

- BRE Bank S.A. held 13,694,552 shares of Elektrim S.A. representing 16.35% of the company's share capital and the same number of votes at the meeting of shareholders of Elektrim S.A.,
- Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. held 930,000 shares of Elektrim S.A. representing 1.11% of share capital and the same number of votes at the meeting of shareholders of Elektrim S.A.

Ryszard Opara
Piaseczno, Poland

On 4 January 2002, Mr. Ryszard Opara announced that he held 4,891,055 shares representing 5.84% of share capital and voting rights.

Multico Sp. z o.o.
ul. Ciasna 6, 00-232 Warszawa, Poland

On 15 March 2002 the company disclosed that it held 4,250,057 shares of Elektrim S.A. representing 5.07% of Elektrim's share capital and the same number votes at the shareholders' meeting of Elektrim S.A

Changes in Ownership Structure of Major Stakes of Elektrim's Shares from 14 February 2002 (date of disclosure of the previous quarterly report) to 23 April 2002

	As at 14.02.2002	Shares acquired	Shares sold	As at 23.04.2002
Chase Fleming Asset Management Limited	4.232.957	-	145.727	4.087.230
BRE BANK S.A. together with subsidiary	8.906.089	5.718.463	-	14.624.552
Multico Sp. z o.o.	-	4.250.057	-	4.250.057

Change in the Number of Shares Held by Members of the Management Board and the Supervisory Board

Elektrim S.A.

	As at 31.12.2001	shares acquired	shares sold	As at 31.03.2002
Management Board	10	-	-	0 *)
Supervisory Board	7 541			13 717 342

*) the change in the number of shares held results from the change in the composition of the Management Board

Significant Events After the Balance Sheet Date

Significant events after the balance sheet date are presented in the section: **Significant Events**

Realisation of Previously Published Performance Forecast for a Given Year

Elektrim S.A. does not publish performance forecasts.

Pending Proceedings before Courts, Arbitration or Government Authorities

a. Claims of DeTeMobil

Facts

1. The petition was submitted by DeTe Mobil Deutsche Telekom MobilNet GmbH, Bonn, ("DT Mobil") to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna on 22 October 1999. It regards

activities of Elektrim S.A. ("Elektrim") as a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). DT Mobil has called into question the validity of purchase of 14,728 of shares in PTC on 26 August 1999. In the petition, the total value of the dispute is determined for US$ 135,456,700, of which the shares in PTC amount to US$ 134,456,700 and damages and losses incurred by DT Mobil are valued at US$ 1,000,000 (one million U.S. dollars). The case is described in detail in the semi-annual financial statements.

Regardless of the above, it should be noted that pursuant to the agreement with Vivendi, Vivendi has undertaken to pay first US$ 100 million of possible losses resulting from the petition filed by DT Mobil. The Parties took part in the first session and now they still hear the evidence.

O 1 March 2002, another hearing was held which was devoted to the presentation of the Parties' positions relating to legal issues that should be solved by the Arbitration Tribunal. The Tribunal set further dates of sessions to hear the evidence.

b. *Second Claim of DT Mobil*

On 7 December 2000, DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil") filed an arbitration claim against Elektrim S.A. and its subsidiary Elektrim Telekomunikacja Sp. z o.o. based in Warsaw ("ET"). The claim was filed with the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. The case is discussed in detail in the semi-annual financial statements.

On 2 March 2002, a hearing was held relating to the presentation of the Parties' positions on the substantial issues of the dispute. The Tribunal set further dates of sessions to hear the evidence.

c. *Claim of Vienna CommerzHandel*

The copy of a petition of 5 July 1999 sent by the owner of Vienna CommerzHandel ("VC") indicates that the company sued Elektrim S.A. to the Commercial Court in Vienna for damages in the total amount of US$ 1,842 thousand, together with interest of 6.5% accrued from 28 April 1999, due to the alleged termination of the Cupertino Agreement of 26 November 1996 by Elektrim.

An Austrian attorney confirmed that the petition was brought before the Court, but officially Elektrim has not received it yet, so no time limits are binding.

The maximum liability of the Company in this case amounts to US$ 2.2 million. The Court has not made a ruling on this case to date. The Management Board of Elektrim is of the opinion that the above petition will be dismissed.

d. ***Penalties for failure to discharge the provisions of the agreement for purchase of shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.***

If Elektrim does not discharge its obligations in respect of investment commitments imposed by the agreement for purchase of shares in Zespół Elektrowni Pątnów–Adamów-Konin S.A., it may be liable to the following penalties:

- 100% of the difference between the settlement value of the power (regarding the reconstruction of 460-megawatt power units (gross generation capacity) at the Pątnów II Power Plant) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 72 months from the date of the agreement (the settlement value of 1 megawatt is PLN 2,450 thousand);

- 25% of the difference between the settlement value of the power (regarding recovery, upgrading and maintaining the power generation capacity of other plants, which together with Pątnów II have the total capacity of 2212 megawatts) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 10 years from the date of the agreement;

- to the State Treasury - 100% of the average remuneration for enterprises, as announced by the Central Statistical Office, multiplied by the number of months in which employment limits were exceeded (4,204.75 jobs for 24 months from the date of purchase of the shares);

- to the employees (4,204.75 jobs for a period of 8–10 years) – compensation equivalent to 24 monthly salaries for the first 5 years and 12 monthly salaries for the last 5 years;

- 100% of unit share price for each share disposed of in violation of the non-disposal commitment;

- 100% of the net assets value for failure to meet obligations to refrain from the discontinuance of primary operations, liquidation, winding-up, or sale of all or part of the assets of PAK and from transactions consisting in disposal of the entire business of PAK or part of its assets;

- 100% of the difference between the amount received from the disposal of PAK's fixed assets and the amount actually reinvested under the commitment to reinvest into PAK's fixed assets all proceeds from their sales;

- 100% of the amount by which share capital decreased in violation of the commitment to refrain from reductions of share capital.

e. ***Claim of the State Treasury***

The State Treasury sued Elektrim before the Warsaw Regional Court for the payment of PLN 1,500 thousand in respect of non-performance of Elektrim's obligations under the agreement on sale of shares in Mostostal Warszawa S.A., concluded on 2 September 1991. On 12 December 2001 a final session was held and the Parties presented their closing arguments. The presiding judge closed the session and fixed the date of issuing a decision for 28 December 2001. Before that date, however, the presiding judge re-opened a trial. On 28 March 2002, the decision was announced. The Court has awarded the amount of PLN 1 million from the defendant to the State Treasury together with interest accrued from the date of serving the claim and PLN 6,000 in costs. Both parties have declared their intention to appeal.

f. ***Exchangeable Bonds - injunction***

On 14 January 2002, the Management Board received a copy of the suit filed on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bonds) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332,721.80 (in respect of the exchangeable bond issue), GBP 53,171.68 (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1,100 (to cover court and attorney's fees).

g. ***Claim of the CII Group***

On 12 June 2001, the Management Board received the notice of arbitration concerning claims of CII Group Polska Sp. z o.o. and Mr. Thomas Kolaja, Warsaw, in respect of unpaid remuneration for services rendered by Mr. Thomas Kolaja and CII Group Sp. z o.o.; the total value of the dispute is determined for PLN 5,085,652.55 and US$ 1,050,000.00. The parties appointed an Arbitration Court to settle the dispute amicably. On 12 April 2002, the first session of the Court was held. The parties presented their positions and additional dates were set for the parties and the Court to present their opinions with respect to the documents and statements of claim and defence.

h. ***Composition with Creditors***

On 27 December 2001, the Management Board of Elektrim S.A. ("Company") filed a petition to open composition proceedings and to discontinue enforcement proceedings with the Warsaw District Court, XVII Commercial Bankruptcy and Composition Division.

On 16 January 2002, the Warsaw District Court, XVII Commercial Division decided to dismiss the petition for bankruptcy of Elektrim S.A. and open composition proceedings.

On 5 March 2002, Judge Commissioner made a decision setting the date of the Meeting of Elektrim's Creditors for 23 April 2002.

A new composition proposal was presented to the Company's creditors at the Meeting of Creditors held on 23 April 2002. The Management Board's proposal provided for a full repayment of receivables to all creditors, except for the bondholders of exchangeable bonds who would be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

After reviewing the new proposal of the Company's Management Board and a discussion the proposal was voted. The bondholders of the exchangeable bonds who represent a total in excess of 80% of the total amount of receivables voted against the acceptance of the new composition proposal.

In view of the above, the court decided to discontinue the composition proceeding owing to the lack of the required majority of creditors voting for the composition.

BRE Bank S.A. i PKO S.A.

On 25 April 2002, Elektrim S.A. filed a claim with the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and a claim against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment.

The above amounts result from the fact that on 27 March 2002 and 2 April 2002, BRE Bank S.A. and PeKaO S.A. debited Elektrim's account with the amount of Elektrim's liability as guarantor of syndicated credit no 17/075/98/Z/IK dated 4 January 1999 extended to company RST El-Net S.A.

In the opinion of the Management Board of Elektrim S.A. the action taken by the two banks breached the legal norm under art. 39.1 of the Ordinance of the President of the Polish Republic dated 24 October 1934 – Law on composition proceedings, which restricts the possibility of offsetting receivables during a composition proceeding in progress and thus, the actions should be recognised as invalid.

The claims have been served because Elektrim's demand submitted to the banks on 2 April 2002 requesting repayment of the amounts that had been offset from Elektrim's account have not been satisfied.

i. Other Litigation

A. Elektrim S.A.

The Company is a party in the following lawsuits:

1) i) domestic jurisdiction (value at dispute up to PLN 25,000):
   a) filed by Elektrim (claims) for PLN 293,921.36 in total;
   b) filed against Elektrim (liabilities) for PLN 174,000.44 and DEM 84,297.88 in total;
ii) domestic jurisdiction (value at dispute exceeding PLN 25,000):
   a) filed by Elektrim for PLN 171,688,882.04 in total (including claims under 3 bankruptcy proceedings: x) Radomska Wytwórnia Telefonów S.A. in Radom for PLN 13,496,217; xx) PTO Sp. z o.o. for PLN 62,413,714.84 zł; and xxx) Polish Phonesat Sp. z o.o. for PLN 55,289,503.18 with interest thereon. All the above cases are pending.), and for US$ 2,000,000;
   b) filed against Elektrim for PLN 12,676,845.74 and DEM 34,480 in total.

2) 2) suits filed by Elektrim in jurisdictions abroad:
i) for US$ for a total of USD 24,349.68;
ii) for ATS for a total of ATS 308,400 ;
iii) for BEF for a total of BEF 692,993.

B. Subsidiaries (data according to information received from the companies)

1) **Elektrim Megadex S.A.** is sued for payment of PLN 2,215,840.33 in total and US$ 2,771,000 (including a claim of Mr. Bogdan Sobczyński dated 27 May 1991 for remuneration in respect of an employee's invention; the value at dispute

amounts to US$ 2,734,000. The case is pending; the Court of second instance dismissed the case and the petition for cassation was filed) and filed suits for PLN 690,947.77 in total.

2) **Enelka (Turkey)** is sued for payment of US$ 10,074,793.84 in total, including:
TEPE sued Enelka for US$ 6,724,793.84. Before the suit was filed, the plaintiff was awarded an interim security by the Court of Kadikoy that withheld the collection of L/Gs by Enelka. The Court dismissed the case on the grounds that "the dispute is not within the jurisdiction of a general court since the Parties provided for submission of disputes to the arbitration court in the agreement". TEPE appealed from this decision.

Execution proceedings initiated by Elektrim S.A. against Enelka to recover US$ 3,350,000 in respect of a bill of exchange dated 26 January 1996 and payable on 26 April 1996. Since Enelka waived all disputes and claims, the bill of exchange is due from Enelka. A court receiver issued an order of attachment of Enelka's title to Marin City real estate.

3) **eCenter S.A.**

i) Comp S.A. has sued eCenter for the payment of PLN 125,000 for the realisation of the last stage of implementing Storage Area network. The suit was commenced on 9 July 2001.

ii) Koma S.A. has sued eCenter for the payment of PLN 335,793.48 together with accrued interest for the delivery of computer hardware. The suit was commenced on 4 June 2001.

4) **Elektrim-Volt S.A.**
The Company is claiming its receivables in two bankruptcy proceedings: for the amount of PLN 155,985.04 in the proceeding commenced on 12 December 2001 against Polish Phonesat Sp. z o.o., and for the amount of PLN 181,906.77 in the proceeding commenced on 11 January 2002 against Inter-Net Sp. z o.o. In addition, the Company is claiming its receivables in the amount of PLN 174,693.52 in the proceeding commenced on 17 September 2001 relating to Progress Construction Holding S.A.
Proceedings against the companies of the group are pending with regard to deliveries, services and work for the amount of PLN 53 thousand.

5) **Penetrator Capital Group**
Total value of receivables sued from Dom Maklerski Penetrator S.A. is PLN 1 028 436.66. Total value of receivables sued by Dom Maklerski Penetrator S.A. is PLN 1 069 888.66.

Related-party transactions of Elektrim S.A. and its subsidiaries other than customary and regular ones *(in accordance with information presented by companies)*

	Entity participating in the transaction	Relation of the issuer or its subsidiary with the entity participating in the transaction	Transaction	Financial conditions (PLN in thousands)	Important terms and conditions of the transaction, in particular those different from generally accepted terms and conditions of such transactions	Additional information
1	Elektrim – Volt S.A.	Elektrim S.A. is parent company for Elektrim – Volt S.A.	Purchase from Elektrim S.A. of shares of „Pątnów – Adamów – Konin" Power Plant S.A.	12 000	conditional agreement – final agreement will be signed 30 days after the composition proceeding of Elektrim S.A. has been approved or by 31.03.2003 if the composition is not approved.	

Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees *(in accordance with information presented by companies)*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
Elektrim Megadex S.A.		**In PLN thous.**				
NFOŚ	PLN 900 thousand	900	30-09-04	No fee	Rafako S.A.	Associated company
Elektrim Megadex razem.		**900**				
ZE PAK S.A.						
Funduszu Ochrony Środowiska S.A. in Poznań	PLN 4 688 thousand	4 688	31-10-05	Transfer of ownership right for the amount of PLN 5160 thousand. No fee.	Gipsitech Sp. z o.o.	Indirect associated company
ZE PAK - total		**4 688**				
Total		**5 588**				

Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees *(in accordance with information presented by companies)*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
		w tys. PLN.				
Elektrim S.A.						
Bank Gospodarki Żywnościowej S.A.	PLN 64 583 thousand	64 583	28-01-11	1% p. a.	Elektrim TV-TEL Sp. z o.o.	Indirect associated company
Powszechny Bank Gospodarczy S.A.	PLN 21 126 thousand	21 126	20-01-05	1% p. a.	Elektrim TV-TEL Sp. z o.o.	Indirect associated company
Bank Przemysłowo-Handlowy S.A.	PLN 7 000 thousand	7 000	30-10-10	1% p. a.	Elektrim Megadex. S.A.	Subsidiary company
BRE Bank S.A.**	PLN 93 210 thousand	93 210	30-06-08	1% p. a.	RST El-NET S.A.	Indirect associated company
Robobank Polska S.A.	PLN 100 thousand	100	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Robobank Polska S.A.	PLN 90 thousand	90	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Robobank Polska S.A.	PLN 107 thousand	107	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Narodowy Fundusz Ochrony Środowiska	PLN 2 957 thousand	2 957	30-06-03	No fee	POLLYTAG S.A.	Indirect associated company
Bank Ochrony Środowiska S.A.	PLN 3 850 thousand	3 850	31-12-07	No fee	Urząd Gminy-Miasto Chełmno.	None
Ericsson Credit AB	EURO 21 129 thousand	76 139		No fee	VPN Services	Subsidiary company
Elektrim S.A. total		**269 162**				
ZE PAK S.A.						
BOŚ S.A. in Częstochowa	PLN 5 000 thousand	5 000	31-12-02	Cession of receivables of PSE S.A. No fee	El Bełchatów S.A.	None
ZE PAK total		**5 000**				
total		**274 162**				

** Amount offset by BRE S.A. and PeKaO S.A. from Elektrim's count

Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees *(in accordance with information presented by companies)*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
		In PLN thousand				
Elektrim S.A.						
MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank, Lindenstrasse 15, D-50325 Frankfurt am Main	USD 5 010 thousand	20 702	06-12-04	No fee	Indian contract	None
THC Cronemeyer GmbH, Von-der-Tann-Sr:42, D-44143 Dortmundt	EURO 3 ,13 thousand	11	31-05-04	No fee	Elektrim S.A.	issuer
Consortium Alstom Power Boiler/Rafako, Augsburger Strasse 712, D-70329 Stuttgart	EURO 9 699 thousand	34 951	30-10-04	1%p.a.	Elektrim Megadex. S.A.	Subsidiary company
Alstom Power Sp. z o.o., ul. Stoczniowa 2, Elbląg	EURO 7 876 thousand	28 382	30-10-04	1%p.a.	Elektrim Megadex. S.A.	Subsidiary company
total Elektrim S.A.		**84 046**				
Elektrim Megadex. S.A.						
WARTSILA NSD	CHF 5 720 thousand	14 063	31.12.03	No fee	Zakłady Urządzeń Technicznych S.A. "Zgoda:"	None
HAMON ROTHEMULLER	EURO 327 thousand	949	21-03-05	No fee	Elektrim Megadex. S.A.	Subsidiary company
HAMON ROTHEMULLER	EURO 64 thousand	229	30-10-.03	No fee	Elektrim S.A.	issuer
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	71 641	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	70 083	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	66 003	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Rafako S.A.	EURO 824 thousand	2 968	15-10-04	No fee	Elektrim Megadex S.A	Subsidiary company
ABN AMRO Bank S.A.	EURO1 316 thousand	4 743	13-06-02	No fee	Elektrim Megadex S.A	Subsidiary company
BIG BG S.A.	PLN 225 thousand	225	15-07-02	No fee	Elektrim Megadex S.A	Subsidiary company
BA-Creditanstalt Leasing Poland Sp. z o.o.	PLN 1 764 thousand	1 764	28-02-04	No fee	Elektrim Megadex S.A	Subsidiary company
BRE Leasing Sp. z o.o.	PLN 8 658 thousand	8 658	31-01-05	No fee	Elektrim Megadex S.A	Subsidiary company
Hydrobudowa-6 S.A.	PLN 2 100 thousand	2 100	31-03-02	No fee	Elektrim Megadex S.A	Subsidiary company
Ec. Warszawskie S.A.	PLN thousand	44	15-10-03	No fee	Elektrim Megadex S.A	Subsidiary company
Elektrim Megadex total		**243 470**				
Metalexfrance, France						
Metalexfrance BTV Sp. z o.o Warszawa	PLN 50 thousand	50	30-06-02		Metalexfrance, Francja	Associated company
Metalexfrance total		**50**				
ZE PAK S.A.						
Enegoprojekt Katowice S.A.	960 thousand	960	31-12-02	Fee representing 0,1% per month of the value of used advance payment	El PAK S.A.	Indirect associated company
ZE PAK total		**960**				
total		**328 526**				

Other Information

Under the process aimed at organising the portfolio of IT companies, in the first quarter of 2002, Elektrim S.A. took steps relating to bankruptcy proceedings with respect to the following companies: eCenter S.A., AGS New Media Sp. z o.o. and Easy Net S.A.
No major changes were registered in the headcount of Elektrim S.A.

2. Announcement dated 11 May 2002 :

The Management Board of Elektrim S.A. announces that on May 10 2002, Elektrim executed an initial agreement with bondholders of Euro 440 million Exchangeable Bonds due 2004 issued by Elektrim Finance B.V. The bondholders were represented by a committee appointed by the bondholders of Exchangeable Bonds who hold approximately 50% of the aggregate face principal value of bonds.

Elektrim has been engaged in discussions with the bondholders for several months. The agreement, which is the result of those discussions, provides for the issue of new bonds ("Restructured Bonds") that will replace the existing 1999 bonds on the following terms and conditions:

· The amount of Euro 200 million is to be redeemed by 15 June 2002. This amount will be used to redeem the current interest and part of the Restructured Bonds. It is anticipated that following this initial redemption approximately Euro 274.1 million face value of the Restructured Bonds will remain outstanding.

· Further redemption schedule is subject to sourcing funding by Elektrim. It is assumed that the financing will be sourced from disposing of certain assets of Elektrim S.A. and credits. The agreement provides that a further payment of Euro 100 million will be made on 15 December 2002. It is anticipated that after this date, approximately €189 million face value of the Restructured Bonds would remain outstanding. If Elektrim sources funding, it will have the right to redeem the bonds at any time, upon 30 days notice.

· The cash coupon payable on 15 June 2002 will be at a rate of 7% p.a. The cash coupon for the remainder of the issue will be 3.75% payable semi-annually.

· The redemption price of the bonds redeemed on 15 June 2002 will be 111.3% as provided for in the existing terms and conditions of Exchangeable Bonds for that date. Thereafter, the redemption price will accrete at 11.25% per annum, an increase over the 4% annual rate currently applicable.

· The bonds will be secured with Elektrim's stake in Elektrim Telekomunikacja and certain other assets equally and ratably with the credits sourced by Elektrim for the redemption of Restructured Bonds, current operations and obligations, in particular, PAK investments. The pledge will be released on a pro rata basis upon redemptions of bonds and credits.

· Final maturity of the bonds has been extended to July 2005. (Previous redemption date - June 2004).

· The agreement does not provide for the possibility of converting Restructured Bonds into shares of Elektrim S.A.

· The initial payment will be sourced from the Company's existing funds together with a Euro100 million loan to be syndicated by BRE Bank S.A. If sufficient dispositions are not completed this year, a Euro100 million mandatory redemption in December 2002 is proposed to be financed through an additional indebtedness.

The agreement provides that Elektrim will obtain a Senior Facility from BRE Bank S.A. enabling the Company to meet the redemption schedule. The facility will be secured with Elektrim's assets equally and ratably with the Restructured Bonds.

At signing of the agreement, Elektrim confirmed that the agreement becoming effective was subject to receiving a firm credit offer from BRE Bank S.A. In particular, it is necessary to satisfy the condition of maintaining an equal level of security on the BRE Bank Facility and the Restructured Bonds. In the opinion of Elektrim's Management Board the advance of funds would be subject to a final determination by the Vienna Arbitration Tribunal denying Deutsche Telekom's claims of Elektrim's economic impairment.

The agreement is governed by English law and becomes effective upon final approval of the documentation by parties and subject to approval by the formal meeting of bondholders.

The parties are working intensively to agree on the legal documentation, details and the schedule of further actions.

3. Announcement dated 13 May 2002 :

The Management Board of Elektrim S.A. announces that on 12 May 2002, Elektrim S.A. executed an agreement with EastBridge NV and BRE Bank S.A. pursuant to which the consortium of EastBridge NV and BRE Bank S.A. was granted exclusivity for negotiations in respect of taking over 49% of shares of Elektrim Telekomunikacja Sp. z o.o. from Elektrim S.A., 49% of shares of Carcom Warszawa Sp. z o.o. and one share of Polska Telefonia Cyfrowa Sp. z o.o.

The exclusivity agreement has been signed for the period until 15 July 2002. A breach of the exclusivity is subject of a contractual penalty of Euro 4 million.

The execution of the agreement is connected with the need to work out all details of the transaction enabling Elektrim S.A. to gain liquidity basing on the telecommunications assets. The liquidity is needed to meet all obligations to the creditors under the initial agreement executed on 10 May 2002.

4. Announcement dated 15 May 2002 :

The Board of Directors of Elektrim S.A. discloses the consolidated quarterly report for the 1st quarter of 2002, in accordance with par. 57 section 2 of the Ordinance of the Council of Ministers dated 16 October 2001.

Date submitted: 15 May 2002

	In thousands of PLN		In thousands of EURO	
SELECTED FINANCIAL DATA	1st quarter 2002 1.01.2002 - 31.03.2002	1st quarter 2001 1.01.2001 - 31.03.2001	1st quarter 2002 1.01.2002 - 31.03.2002	1st quarter 2001 1.01.2001 - 31.03.2001
I. Net sales revenues	568 283	851 383	157 310	228 621
II. Operating profit (loss)	12 859	(98 595)	3 560	(26 476)
III. Profit (loss) before taxes	8 712	(121 640)	2 412	(32 664)
IV. Net profit (loss)	(88 772)	(70 892)	(24 574)	(19 037)
V. Net cash flows - operating activities	(214 145)	105 175	(59 279)	28 242

VI. Net cash flows - Investing activities	325 166	(195 668)	90 011	(52 542)
VII. Net cash flows - Financing activities	(53 742)	32 062	(14 877)	8 610
VIII. Total net cash flows	1 039 506	297 257	287 753	79 822
IX. Total assets	5 989 336	10 973 775	1 662 042	3 033 944
X. Liabilities and reserves on liabilities	4 262 246	6 683 754	1 182 774	1 847 872
XI. Long-term liabilities	209 906	2 664 901	58 249	736 771
XII. Current liabilities	3 036 353	2 665 901	842 589	737 048
XIII. Shareholders' equity	575 016	1 052 699	159 567	291 042
XIV. Share capital	83 770	83 770	23 246	23 160
XV. Number of shares	83 770 297	83 770 297	83 770 297	83 770 297
XVI. Profit (loss) per ordinary share (in PLN/EURO)	(1,06)	(0,85)	(0,29)	(0,23)
XVII. Diluted profit (loss) per ordinary share (in PLN/EURO)	(1,06)	(0,85)	(0,29)	(0,23)
XVIII. Book value per share (in PLN/EURO)	6,86	12,57	1,90	3,47
XIX. Diluted book value per share (in PLN/EURO)	6,86	12,57	1,90	3,47

CONSOLIDATED BALANCE SHEET (in thousands of PLN)	As at 31.03.2002 end of quarter (current year)	As at 31.03.2001 end of quarter	stan na 31.03.2001 koniec kwartalu	As at 31.12.2000 end of prior quarter
Assets				
I. Fixed assets	**3 357 770**	**4 056 560**	**8 732 318**	**8 996 632**
1. Intangible assets, of which:	9 728	13 304	703 112	717 655
- goodwill	0	393	524	567
2. Goodwill of subsidiary companies	199 166	227 329	3 579 861	3 661 961
3. Tangible fixed assets	1 925 716	2 466 798	3 038 848	3 338 443
4. Long-term receivables	240 444	248 317	320 610	327 491
4.1. From associated companies	0	0	162	0
4.2. From other companies	240 444	248 317	320 448	327 491
5. Long-term investment	932 227	1 049 433	1 048 138	925 893
5.1. Real estate	108 377	108 377	108 377	108 377
5.2. Intangible assets	0	0	0	0
5.3.Long-term financial fixed assets	823 850	941 056	789 826	661 733
a) in associated companies, of which:	814 705	907 733	688 034	559 777
- shares in subsidiary companies not subject to valuation by equity method	745 201	823 566	573 457	490 134
- shares in subsidiary companies not subject to consolidation	65 937	65 935	54 940	66 077
b) in other companies	9 145	33 323	101 792	101 956
5.4. Other long-term investment	0	0	149 935	155 783
6. Long-term deferred expenses and income taxes	50 489	51 379	41 749	25 189
6.1. Deferred income taxes	46 273	51 204	25 060	21 801
6.2. Other deferred assets	4 216	175	16 689	3 388
II. Current assets	**2 631 566**	**2 870 557**	**2 241 457**	**1 968 954**
1. Inventories	76 322	257 588	279 469	279 365
2. Current receivables	856 907	1 075 622	964 075	1 021 524
2.1. From associated companies	149 822	153 905	35 132	8 492
2.2. From other companies	707 085	921 717	928 943	1 013 032
3. Current investment	1 598 474	1 442 506	759 220	525 332
3.1. Current financial assets	1 598 474	1 442 506	759 220	525 332
a) in associated companies	426 709	452 571	384 982	80 177
b) in other companies	132 259	7 708	76 981	89 467
c) cash and cash equivalents	1 039 506	982 227	297 257	355 688
3.2. Other current investment	0	0	0	0
4. Current deferred expenses and income taxes	99 863	94 841	238 693	142 733
Total assets	**5 989 336**	**6 927 117**	**10 973 775**	**10 965 586**

Liabilities				0
I. Shareholders' equity	**575 016**	**661 319**	**1 052 699**	**1 138 800**

1. Share capital	83 770	83 770	83 770	83 770
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares (negative value)	0	0	0	0
4. Reserve capital	615 055	848 772	900 016	931 011
5. Revaluation reserve capital	81 432	79 630	81 964	82 490
6. Other reserve capitals	40 447	39 807	57 802	57 821
7. Exchange translation differences on subsidiary companies	6 269	60 878	48 861	62 720
a) foreign exchange gains	10 494	65 068	51 285	65 320
b) foreign exchange loss	(4 225)	(4 190)	(2 424)	(2 600)
8. Prior years' profit (loss)	(163 185)	2 481	(48 822)	963 581
9. Net profit (loss)	(88 772)	(454 019)	(70 892)	(1 042 593)
10. Net profit write-offs during financial year (negative value)	0	0	0	0
II. Shareholders' equity in minorities	**1 140 118**	**1 330 295**	**3 214 357**	**3 186 986**
III. Negative goodwill of subsidiary companies	**11 956**	**16 847**	**22 965**	**25 140**
IV. Liabilities and reserves on liabilities	**4 262 246**	**4 918 656**	**6 683 754**	**6 614 660**
1. Reserves on liabilities	905 354	1 044 476	1 088 711	1 069 051
1.1. Reserves on deferred income tax	575 180	591 039	644 273	659 767
1.2. Reserves for pension and similar allowances	65 767	71 647	81 060	49 594
a) long-term	52 310	57 707	60 233	13 609
b) current	13 457	13 940	20 827	35 985
1.3. Other reserves	264 407	381 791	363 378	359 690
a) long-term	8 439	119 901	121 762	120 774
b) current	255 968	261 890	241 616	238 916
2. Long-term liabilities	209 906	231 025	2 664 901	2 785 866
2.1. To associated companies	0	0	0	0
2.2. To other companies	209 906	231 025	2 664 901	2 785 866
3. Current liabilities	3 036 353	3 493 487	2 665 901	2 543 034
3.1. To associated companies	14 338	365 187	364 032	264 638
3.2. To other companies	3 001 515	3 088 914	2 253 421	2 236 411
3.3. Special funds	20 500	39 386	48 448	41 985
4. Accrued expenses	110 633	149 668	264 241	216 709
4.1. Negative goodwill	0	1 954	2 605	2 822
4.2. Other accrued expenses	110 633	147 714	261 636	213 887
a) long-term	81 094	78 588	81 748	17 655
b) current	29 539	69 126	179 888	196 232
Total liabilities	**5 989 336**	**6 927 117**	**10 973 775**	**10 965 586**

Book value	**575 016**	**661 319**	**1 052 699**	**1 138 800**
Number of shares	**83 770 297**	**83 770 297**	**83 770 297**	**83 770 297**
Book value per share (in PLN)	**6,86**	**7,89**	**12,57**	**13,59**
Diluted number of shares	**83 770 297**	**83 770 297**	**114 880 573**	**114 880 573**
Diluted book value per share (in PLN)	**6,86**	**7,89**	**12,57**	**13,59**

OFF-BALANCE-SHEET ITEMS (in thousands of PLN)	As at 31.03.2002 end of quarter (current year)	As at 31.12.2001	As at 31.03.2001 end of quarter (prior year)	As at 31.12.2000
1. Conditional receivables	**326 746**	**303 019**	**148 237**	**138 953**
1.1. From associated companies (in virtue of)	5 097	40 930	28 637	24 878
- guarantees received	5 097	40 930	28 637	24 878
- other conditional receivables	0	0	0	0
- other off-balance sheet receivables	0	0	0	0
1.2. From other companies (in virtue of)	321 649	262 089	119 600	114 075
- guarantees received	265 295	205 375	65 446	60 012
- other conditional receivables	6 258	6 618	4 362	4 368
- other off-balance sheet receivables	50 096	50 096	49 792	49 695
2. Conditional liabilities	**632 607**	**636 315**	**545 014**	**606 950**
2.1. To associated companies (in virtue of)	202 619	201 537	18 852	22 848
- guarantees granted	202 619	199 037	18 852	22 848
- other conditional receivables	0	2 500	0	0
- other off-balance sheet receivables	0	0	0	0
2.2. To other companies (in virtue of)	429 988	434 778	526 162	584 102
- guarantees granted	360 675	202 981	267 840	340 526
- other conditional receivables	36 159	169 716	188 414	146 328
- other off-balance sheet receivables	33 154	62 081	69 908	97 248
3. Other (in virtue of)	**4 538**	**10 324**	**11 424**	**1 925**
Total off-balance sheet items	**963 891**	**949 658**	**704 675**	**747 828**

CONSOLIDATED PROFIT AND LOSS ACCOUNT (in thousands of PLN)	1st quarter (current year) from 1.01.2002 to 31.03.2002		1st quarter (prior year) from 1.01.2001 to 31.03.2001	
I. Net sales revenues, of which:	**568 283**		**851 383**	
- from associated companies	1 890		2 971	
1. Net sales of products	182 294		612 209	
2. Net sales of merchandise and raw materials	385 989		239 174	
II. Cost of sales, of which:	**499 432**		**726 050**	
- from associated companies	163		670	
1. Cost of products sold	133 243		498 042	
2. Value of merchandise and raw materials sold	366 189		228 008	
III. Gross profit (loss) on sales (I-II)	**68 851**		**125 333**	
IV. Selling expenses	11 128		42 377	
V. General administrative expenses	45 358		119 159	
VI. Profit (loss) on sales (III-IV-V)	**12 365**		**(36 203)**	
VII. Other operating income	4 207		28 827	
1. Income on sale of non-financial fixed assets	226		188	
2. Subsidies	97		583	
3. Other operating income	3 884		28 056	
VIII. Other operating costs	3 713		91 219	
1. Loss on sale of non-financial fixed assets	0		102	
2. Revaluation of non-financial assets	0		0	
3. Other operating costs	3 713		91 117	
IX. Profit (loss) on operating activities (VI+VII-VIII)	**12 859**		**(98 595)**	
X. Financial income	26 938		167 592	
1. Dividends and participation in profits, of which:	102		0	
- in associated companies	0		0	
2. Interest, of which:	21 716		132 690	
- from associated companies	7 383		39 042	

3. Profit on disposal of investments	1 631		2 119	
4. Revaluation of investments	358		2 162	
5. Other	3 131		30 621	
XI. Financial costs	51 864		240 364	
1. Interest, of which:	19 301		108 294	
- from associated companies	0		4 235	
2. Loss on disposal of investments	0		14 324	
3. Revaluation of investments	23 362		381	
4. Other	9 201		117 365	
XII. Profit (loss) on disposal of all or part of shares in subsidiary companies	25 571		129 820	
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**13 504**		**(41 547)**	
XIV. Extraordinary items (XIII.1. - XIV.2.)	46		(169)	
1. Extraordinary profit	46		71	
2. Extraordinary loss	0		240	
XV. Amortisation of goodwill of subsidiary companies	5 640		82 099	
XVI. Amortisation of negative goodwill of subsidiary companies	802		2 175	
XVII. Profit (loss) before taxes (XIII+/-XIV-XV+XVI)	**8 712**		**(121 640)**	
XVIII. Corporate income tax	7 466		6 652	
a) current	13 459		18 875	
b) deferred	(5 993)		(12 223)	
XIX. Other obligatory profit decreases (loss increases)	97		0	
XX. Share of profits (losses) of subsidiary companies subject to valuation by the equity method	(79 317)		83 773	
XXI. Profit (loss) in minorities	(10 604)		(26 373)	
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XXI)	**(88 772)**		**(70 892)**	
EBITDA	**23 813**		**(29 007)**	

Net profit (loss) for 12 months	**(471 899)**		**(70 892)**	
Weighted average number of ordinary shares	**83 770 297**		**83 770 297**	
Profit (loss) per ordinary share (in PLN)	**(5,63)**		**(0,85)**	
Weighted average diluted number of ordinary shares	**83 770 297**		**114 880 573**	
Diluted profit (loss) per ordinary share (in PLN)	**(5,63)**		**(0,85)**	

Line "Net profit (loss) for 12 months" above for 1Q2001 presents data for 3 months as in 2000 consolidated quarterly statements were not prepared

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousands of PLN)	**1st quarter (current year) from 1.01.2002 to 31.03.2002**		**1st quarter (prior year) from 1.01.2001 to 31.03.2001**	
I. Shareholders' Equity at the beginning of the period (opening balance)	**821 417**		**1 172 222**	
a) restatement for changes in accepted accounting principles (policies)	(160 098)		88 339	
b) adjustments of material misstatements	0		(121 761)	
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**661 319**		**1 138 800**	
1. Share capital at the beginning of the period	**83 770**		**83 770**	
1.1. Changes in share capital	0		0	
a) additions, of which:	0		0	
- issue of shares	0		0	
- increase in nominal value of shares	0		0	
- other	0		0	
b) deductions (of which)	0		0	
- amortisation of shares	0		0	
- other	0		0	
1.2. Share capital at the end of the period	**83 770**		**83 770**	

2. Unpaid share capital at the beginning of the period	**0**		**0**	
2.1. Change in unpaid share capital	0		0	
a) additions	0		0	
b) deductions	0		0	
2.2. Unpaid share capital at the end of period	**0**		**0**	
3. Own shares at the beginning of the period	**0**		**0**	
3.1. Change in own shares	0		0	
a) additions	0		0	
b) deductions	0		0	
3.2. Own shares at the end of the period	**0**		**0**	
4. Reserve capital at the beginning of the period	**848 772**		**931 011**	
4.1. Change in reserve capital	(233 717)		(30 995)	
a) additions of which:	464 538		46 908	
- issuance of shares above nominal value	0		0	
- appropriation of profit (by law)	0		0	
- appropriation of profit (in excess of value required by law	463 605		46 490	
- capital contributed additionally	0		0	
- reclassification from revaluation reserve capital relating to sold and liquidated fixed assets	10		23	
- accountancy re-adjustment of sold company	0		0	
- other	923		395	
b) deductions (of which)	698 255		77 903	
- coverage of loss	0		76 646	
- accountancy re-adjustment of sold company	697 454		1 242	
- other	801		15	
4.2. Reserve capital at the end of the period	**615 055**		**900 016**	
5. Revaluation reserve capital at the beginning of the period	**79 630**		**82 490**	
5.1. Changes in revaluation reserve capital	1 802		(526)	
a) additions (of which)	1 816		15	
- revaluation	0		0	
- foreign currency translation differences on foreign branches	347		0	
- other	1 469		15	
b) deductions (of which)	14		541	
- disposal of tangible fixed assets	10		23	
- accountancy re-adjustment of sold companies	0		0	
- foreign currency translation differences on foreign branches	0		205	
- other	4		313	
5.2. Revaluation reserve capital at the end of the period	**81 432**		**81 964**	
6. Other reserve capitals at the beginning of the period	**39 807**		**57 821**	
6.1. Changes in other reserve capitals	640		(19)	
a) additions (of which)	651		10	
- accountancy readjustment of previous year's result	10		10	
- restructuring agreement	0		0	
- other	641		0	
b) deductions (of which)	11		29	
- accountancy readjustment of sold companies	11		0	
- restructuring agreement	0		0	
- other	0		29	
6.2. Other reserve capitals at the end of the period	**40 447**		**57 802**	
7. Exchange translation differences on subsidiary companies	**6 269**		**48 861**	
8. Retained earnings (accumulated loss) at the beginning of the period	**2 481**		**963 581**	
8.1. Retained earnings at the beginning of the period	**1 522 281**		**1 494 610**	
a) restatement for changes in accepted accounting principles (policies)	7 872		(8 132)	
b) adjustments of material misstatements	0		0	

8.2. Retained earnings at the beginning of the period, after restatement to comparative data	**1 530 153**		**1 486 478**	
a) additions (of which)	634 211		97 482	
- appropriation of retained profit	634 211		97 482	
- accountancy re-adjustment of sold company	0		0	
- other	0		0	
b) deductions (of which)	482 380		46 926	
- appropriation of profits	464 283		46 926	
- accountancy re-adjustment of sold company	0		0	
- other	18 097		0	
8.3. Retained earnings at the end of the period	**1 681 984**		**1 537 034**	
8.4. Accumulated loss at the beginning of the period	**(1 572 051)**		**(537 236)**	
a) restatement for changes in accepted accounting principles (policies)	44 379		14 339	
b) adjustments of material misstatements	0		0	
8.5. Retained earnings at the beginning of the period, after restatement to comparative data	**(1 527 672)**		**(522 897)**	
a) additions (of which)	(1 088 231)		(1 140 838)	
- addition from loss for previous years	(1 088 231)		(1 140 076)	
- accountancy re-adjustment of sold company	0		0	
- other	0		(762)	
b) deductions (of which)	(770 734)		(77 879)	
- coverage of loss	0		0	
- accountancy re-adjustment of sold company	(739 442)		(1 232)	
- other	(31 292)		(76 647)	
8.6. Accumulated loss at the end of the period	**(1 845 169)**		**(1 585 856)**	
8.7. Retained earnings (loss) at the end of the period	**(163 185)**		**(48 822)**	
8. Net result	**(88 772)**		**(70 892)**	
a) net profit	**0**		**0**	
b) net loss	**(88 772)**		**(70 892)**	
c) write-offs from profit	**0**		**0**	
II. Shareholders' Equity at the end of the period (closing balance)	**575 016**		**1 052 699**	
III. Shareholders' Equity following the proposed appropriation of profit (coverage of loss)	**0**			

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of PLN)	1st quarter (current year) from 1.01.2002 to 31.03.2002		1st quarter (prior year) from1.01.2001 to 31.03.2001	
A. Cash flows - Operating activities - indirect method				
I. Net profit (loss)	**(88 772)**		**(70 892)**	
II. Total adjustments	**(125 373)**		**176 067**	
1. Profit (loss) in minorities	10 604		26 373	
2. Share of net profits (losses) of companies subject to valuation by the equity method	79 317		(83 773)	
3. Depreciation and amortisation	15 792		149 512	
- depreciation of goodwill of subsidiary companies or negative goodwill of subsidiaries	4 838		79 924	
4. (Gain) loss on foreign exchange differences	(28 465)		(12 726)	
5. Interest and dividends	3 541		40 198	
6. Profit (loss) on investing activities	(4 042)		(119 327)	
7. Change in reserves	(875)		16 829	
8. Change in inventories	(879)		(2 952)	
9. Change in receivables	(186 815)		36 556	
10. Change in current liabilities (excluding loans and credits)	4 987		(4 532)	
11. Change in deferred and accrued expenses	(31 848)		10 803	
12. Other adjustments	13 310		119 106	
III. Net cash flows – operating activities (I+/-II)	**(214 145)**		**105 175**	
B. Cash flows – investing activities				
I. Income	**513 222**		**41 293**	
1. Sale of intangibles and tangible fixed assets	29		740	
2. Sale of real estate and intangible assets	0		0	
3. From financial assets, of which:	429 437		37 662	
a) in associated companies	419 136		(357)	
- sale of financial assets	419 136		(357)	
- dividends and share in profits	0		0	
- repayment of long-term loans	0		0	
- interest	0		0	
- other income from financial assets	0		0	
b) in other companies	10 301		38 019	
- sale of financial assets	7 873		37 475	
- dividends and share in profits	102		0	
- repayment of long-term loans	58		58	
- interest	20		486	
- other income from financial assets	2 248		0	
4. Other income from investing activities	83 756		2 891	
II. Expenses	**(188 056)**		**(236 961)**	
1. Acquisition of intangible and tangible fixed assets	(30 127)		(82 979)	
2. Investment in real estate and intangibles	(176)		0	
3. On financial assets, of which:	(157 753)		(39 654)	
a) in associated companies	0		(15 529)	
- acquisition of financial assets	0		(15 529)	
- long-term loans extended	0		0	
b) in other companies	(157 753)		(24 125)	
- acquisition of financial assets	(157 753)		(24 125)	
- long-term loans extended	0		0	
4. Dividends and other share in profits paid to minorities	0		0	
5. Other investment expenses	0		(114 328)	
III. Net cash flows - Investing activities (I+/-II)	**325 166**		**(195 668)**	
C. Cash flows from financial activities				
I. Income	**10 828**		**511 298**	

1. Net income from issuance of shares and other capital instruments and additional payment to capital	0		107	
2. Credits and loans	2 700		337 429	
3. Issuance of debt securities	0		151 909	
4. Other financial income	8 128		21 853	
II. Expenses	**(64 570)**		**(479 236)**	
1. Acquisition of own shares	0		0	
2. Dividends and payment to shareholders	0		0	
3. Other expenses relating to appropriation of profits other than payments to shareholders	0		0	
4. Repayment of credits and loans	(58 692)		(284 128)	
5. Redemption of debt securities	0		(110 263)	
6. Other financial liabilities	(27)		0	
7. Payment of liabilities due on financial leasing agreements	(1 318)		(3 763)	
8. Interest	(4 533)		(80 191)	
9. Other financial expenses	0		(891)	
III. Net cash flows from financial activities (I-II)	**(53 742)**		**32 062**	
D. Total net cash flows (A.III+/-B.III+/-C.III)	**57 279**		**(58 431)**	
E. Change in balance-sheet cash and cash equivalents, of which	**57 278**		**(58 432)**	
- change in cash and cash equivalents by virtue of foreign exchange differences	0		(454)	
F. Cash and cash equivalents - beginning of period	**982 227**		**355 688**	
G. Cash and cash equivalents - end of period (F+/-D), of which:	**1 039 506**		**297 257**	
- cash and cash equivalents with a restricted possibility of disposal	200 784		137 520	

ADDITIONAL INFORMATION TO FINANCIAL STATEMENT FOR 1 Q 2002

Accounting and consolidation principles adopted in the preparation of the financial statement for 1 Q 2002

The consolidated financial statement of the Capital Group of associated companies of Elektrim S.A. (the "Group") has been prepared according to the following provisions:

- Accounting Law of 29 September 1994 as amended on 9 November 2000.
- Ordinance of the Finance Minister of 12 December 2001 on detailed principles of presenting financial statements of associated companies by entities other than banks and insurance companies.
- Ordinance of the Finance Minister of 12 December 2001 on detailed principles of recognising, valuation methods, scope of disclosure and ways of presenting financial instruments.
- Ordinance of the Prime Minister of 19 March 2002 amending the ordinance on current and periodical information disclosed by issuers of securities.

The balance sheet date for all companies forming the Group is 31 December. The turnover year for companies subject to consolidation is the calendar year.

Associated companies of the Capital Group prepare data for each quarter and apply the principles of assets' and liabilities' valuation and the measurement of net result in accordance with provisions as required by law.

The consolidated financial statement has been prepared under the method of full consolidation with regard to subsidiary companies.

Shares in associated companies are valued under equity method in the consolidated statement.

- *Intangible fixed assets*

Intangible fixed assets are stated at historical or manufacturing cost less accumulated amortisation and, if applicable, write-offs on the diminution in value.
The amortisation rates applied in relation to intangible fixed assets range from 20% to 100%.

- *Goodwill of subsidiary companies*

Goodwill on consolidation represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets.

Goodwill is calculated separately for each purchase and is amortised from the month following the purchase.

In the analytical register the goodwill calculated for each purchase is presented separately which allows to properly apply amortisation from the month following the purchase of additional shares and makes the presentation of the table relating to the changes of goodwill on consolidation easier in the event of a change in the shares held in subsidiary companies.

If there is a revision of the fair value of net assets of a subsidiary company before the end of the first year of consolidation, the original goodwill is adjusted accordingly. Events disclosed in the following years affect the result of the current year.

The Company carries out a revision of the goodwill accounting for a permanent diminution in value.

Goodwill is regularly amortised over a period in which there are factors justifying its existence. The Company applies amortisation during the period of expected economic benefits, not exceeding 5 years. In justified cases this period may be prolonged to up to 20 years as a maximum. Amortisation is provided on a straight line basis.

- *Tangible fixed assets*

Tangible fixed assets are stated at historical or manufacturing cost or are revalued (following valuation) less accumulated depreciation and, if applicable, write-offs on the diminution in value.

In 2001, pursuant to the Accounting Law, Elektrim made a list of actually held tangible fixed assets.

Tangible fixed assets are depreciated using a straight-line method over the period off their intended use, according to the depreciation plan adopted by the Company and the law. The following depreciation rates are used:

Buildings	2.5% - 10%
Plant and equipment	5% - 30%
Motor vehicles	14% - 20%
Other	10% - 100%

Assets of the initial value below PLN 3,500 are immediately recognised as a cost in whole.

- *Long-term receivables*

Receivables and loans granted are stated in the amount of their redemption value with the application of the conservative valuation principle. Receivables and loans granted are stated at their nominal value as of the date of their coming into being.

- *Long-term investments*

Interests and shares

Interests and shares in other companies and other investments included in fixed assets are stated at historical cost less the write-off on a permanent diminution in value.

Investment property

Investment property includes among others:

a) land retained to obtain long-term benefits resulting from the increase in its value,
b) buildings, being the company's asset that have been leased under a lease agreement or are retained to be leased out.

As at the date of acquisition, investment property is stated at historical cost, if the cost of transaction is insignificant. In the following periods, they are stated at fair value (e.g. basing on the estimate of an independent expert). The valuation is updated

at least once a year and the changes are recognised in the revaluation capital. If the market valuation is below the initial purchase price, the difference is recognised in financial costs.

There is no depreciation on the investment property.

- *Long-term deferred expenses and income tax*

This item includes all deferred expenses and income tax relating to future periods the settlement of which is anticipated to take place in a period exceeding 12 months. Write-offs of the above item are made over time. The items which are expected to be settled within 12 months from the date of the financial statement are reclassified as current deferred expenses and income tax.

This item also shows long-term deferred expenses and income tax relating to the negative difference in income tax in relation to the temporary changes in the basis for calculating the tax.

- *Inventories*

Inventories are stated at historical or manufacturing cost that does not exceed the net sale price. The following groups of inventories are stated in the following way:

Materials	- at historical cost
Goods	- at historical cost

The net sale price is based on the sale price that may be obtained less the cost of adapting the component of assets to sale and finalising the sale.

The historical price is the actual purchase price of an asset including the amount due to the buyer (excluding VAT). In import the price is increased by customs duty and import tax.

Due to the diminution in value of inventories and adjustment of revaluation to net sale prices revaluation write-offs are applied.

The write-offs are recognised in other operating costs.

- *Current receivables*

Current receivables are stated at the redemption value with the application of conservative valuation principle.

Current receivables are revalued according to the probability of their payment by making revaluation write-offs.

- *Current investments*

Current investments are stated at the lower of historical cost and market value.

Current financial assets purchased or generated in the Company and other investments are stated as at the date of their acquisition or generation at historical cost or purchase cost (provided the cost of the purchase transaction is insignificant).

Financial effects of a rise or decrease in the value of current investments valued at market price (value) are recognised in the financial income or costs respectively.

Cash and cash equivalents are stated at nominal value. Cash and cash equivalents in foreign currencies are not valued less frequently than at the date of the financial statement at the purchase exchange rate applied on that day by the bank servicing the company. The exchange rate must not exceed the average exchange rate fixed by the National Bank of Poland for that day.

Foreign exchange differences relating to cash in foreign currencies and foreign currency sale transactions are recognised in financial income or cost respectively.

- *Current accrued expenses*

This item includes accrued expenses the settlement of which is expected within a period not exceeding 12 months. The settlement of accrued expenses is made in the amount of expenses of the future reporting periods. The period of their settlement is justified by the nature of particular items and the principle of conservative valuation is applied.

- *Shareholders' equity*

The Group's share capital the share capital of the parent company and is stated at nominal value in the amount according to the Company Statutes and the certificate of incorporation.

Shareholders' equity of associated companies stated in the amount as of the shares' purchase date in the part corresponding to the share of the parent company (significant investor) in their share capital is compensated with the purchase value of shares recognised in the balance sheet of the parent company (significant investor) as of the purchase date (the difference represents goodwill). Increase (decrease) in capitals following the date of purchase of shares in the part corresponding to the parent company (significant investor) is accounted for in the Group's capitals and is recognised in the Group's shareholders' equity in corresponding lines. The remaining part of shareholders' equity of companies consolidated under the method of full consolidation is recognised as minorities' capitals described below.

Reserve capital is created according to the Company Statutes from profit write-offs and transfer from revaluation reserve capital. Reserve capital is incremented by surplus of the shares' issuance value over their nominal value.

The following factors affect revaluation capital:

- Effects of the revaluation of fixed assets. In the case of fixed assets that were revalued the write-offs on the permanent diminution in value reduce the revaluation capital.
- Differences in the valuation of long-term investments.
- Deferred income tax relating to operations settled against shareholders' equity.

The revaluation capital is gradually diminished as a result of disposing of revalued fixed assets and the reserve capital is increased accordingly.

Exchange differences on consolidation include the differences on the translation of shareholders' equity into the Polish currency as of the date of assuming control or the initial date of significant impact by the parent company according to the mid-rate announced by the President of the National Bank of Poland as of that date, exchange differences when shareholders' equity is translated according to the mid-rate for a given currency announced by the President of the National Bank of Poland as of the balance sheet date, and the exchange differences resulting from the translation of the net financial result into the Polish currency according to the mid-rate for a given currency announced by the President of the National Bank of Poland as of the balance sheet date.

Exchange differences on consolidation relating to a company subject to consolidation are recognised in the profit and loss statement as of the date of the disposal of shares.

Net consolidated profit (loss) represents the total of net profit (loss) of the parent company, share in net profit (loss) of subsidiary companies consolidated under equity method and companies consolidated under full consolidation method reduced by the minorities' profit (loss).

- *Shareholders' equity of minorities*

Shareholders' equity of minorities is stated as a percentile of shareholders' equity held by minority shareholders as of the balance sheet date. This value is in accordance with the value of minorities' capital resulting from adding the value of minorities' equity as at the end of the previous period (which is the opening balance) and changes in the value of minorities' equity in the current year. The changes may result from the following:

- changes in the percentile of shares held by minorities, e.g. purchase, sale, capital increase or decrease;
- changes in the value of shareholders' equity that are not related to the percentile of shares held, e.g. capital increase or decrease that does not change the percentage of shares, additional payment to capital by minority shareholders, the result of the current year, revaluation of capital in the current year, bonuses paid from previous year's profits.

Shareholders' equity of minorities may not be negative. If net assets corresponding to minority shareholders represent a negative value, the loss corresponding to minorities in the part exceeding minority shareholders' equity is recognised in the equity of the Capital Group. If a subsidiary company generates a profit in subsequent years, it will be recognised in full by the Capital Group, until the minorities' loss recognised in the Capital Group is covered in full.

- *Negative goodwill of subsidiary companies*

Negative goodwill on consolidation represents the excess of the corresponding part of net assets at fair price over the purchase consideration. Goodwill on consolidation is calculated separately for each purchase and is amortised from the month following the purchase. If, following purchase of shares transactions of subsidiary companies the goodwill is negative, they are presented as the sum of negative goodwill of a given company. It may occur that positive or netgative goodwill is generated on subsequent purchase of shares transactions depending whether the higher amount is the purchase consideration or the share in the company's net assets as of the transaction date.

In the analytical register the negative goodwill calculated for each purchase is presented separately which allows to properly apply amortisation from the month following the purchase of additional shares and makes the presentation of the table relating to the negative goodwill on consolidation easier.

- *Reserves on liabilities*

Reserve on income tax
Reserve on deferred income tax is created in the amounts of payable income tax in future in connection with temporary exchange gains, which will increase the future basis for taxation.

- *Reserves on retirement and similar allowances*

The companies of the Group create reserves on liabilities to employees other than salaries (e.g. retirement compensation and jubilee bonuses) pursuant to the Company's Labour Scheme. Reserve on cost of vacation pay accruals is calculated on a quarterly basis and shows the actual number of unused days of vacation as at the end of each quarter.

- ***Other reserves***

Reserves are created for definite or highly probable liabilities the amount of which can be credibly assessed, including guarantees granted, credit operations, financial effects of pending court proceedings.

- *Long-term liabilities*

Long-term liabilities include a liability or its part the redemption date of which is within at least one year from the balance sheet date. This condition does not apply to trade liabilities that are included in current liabilities.

Long-term liabilities are stated in the amount to be redeemed.

Liabilities to associated companies (like in the case of current liabilities) are shown separately in the new format of the balance sheet.

- *Current liabilities*

Current liabilities are stated in the amount to be redeemed.

Current liabilities include all trade liabilities broken down into those to be redeemed in the period of up to 12 months and over 12 months.

- *Accruals*

Accruals include the costs relating to the current reporting period but not yet incurred, which are not a liability.

Reserves on anticipated costs should cover all costs of a given reporting period, which will be borne in future. The time and way of settling them should be justified by the nature of the costs and the principle of proportionality of costs to sales should be observed.

Other accruals include, among others, receivables entered into books but not yet realised and payment for future services received from clients.

- *Foreign exchange transactions*

Transactions denominated in foreign currencies are recorded in the Polish currency at actual exchange rates as of the transaction date.

Assets denominated in foreign currencies are stated as of the date of the financial statement at purchase exchange rate while liabilities are stated at the sale exchange rate applied by the bank servicing the Company, provided, however, that the exchange rate is not higher (for assets) or lower (for liabilities) than the rate fixed by the National Bank of Poland.

Foreign exchange differences with respect to long-term investments in foreign currencies affect the revaluation capital. Foreign exchange differences with respect to the remaining assets and liabilities as at the date of the balance sheet and with respect to payment of receivables and liabilities in foreign currencies are presented in financial costs or income.

Sales, costs and the measurement of the financial result

Consolidated sales and costs of the Capital Group of Elektrim's associated companies include sales and costs of the parent company and companies consolidated under full consolidation method following eliminations relating to transactions within the group.

Sales and costs are recognised according to the accrual basis of accounting, i.e. in the periods they refer to irrespective of the date of receiving or making payment.

Other operating incomes and costs are those incomes and costs that are not directly connected to the Company's ordinary activities. Financial income and costs include interest on credits and loans granted and used, foreign exchange differences, commissions paid and received, income and cost relating to the disposal of securities, write-offs on the diminution in investments' value, etc. Extraordinary profit and loss show the financial effects of single events, in particular caused by force majeure, abandoning or suspending certain businesses and composition and healing programs.

The consolidated financial result of the Group in a given year corresponding to the Group's companies consolidated under the full consolidation method includes all generated revenues and costs relating to the revenues (following eleiminations within the group), according to the principles presented above, the remaining operating income and costs, the result of the conservative valuation of the Group's assets and liabilities, the result on financial and extraordinary operations and taxes.

- *Tax*

Current liabilities with respect to corporate income tax are calculated in accordance with Polish tax regulations.

The reserve on deferred income taxes is created in the amounts of tax to be paid in future periods in connection with positive temporary difference that will increase the taxable income in future. In the case of negative temporary differences that will reduce the taxable income in future, the deferred income tax is presented in the deferred expenses and deferred income. The amount of the reserve and the deferred income tax assets are stated according to tax rates applied in the year in which the tax liability has arised.

Both the reserve and the deferred income tax assets are presented in the balance sheet separately, except for justified cases.

The effect of changes in the deferred income tax compared to the end of the previous period is presented in the income statement.

To prepare the consolidated financial statement the Company's Management Board had to make some estimates and assumptions that are reflected in the statement. The results at actuals may differ from the estimates. The estimates are, among others, connected with the created reserves and amortisation and depreciation rates.

To maintain comparability of data the Group's consolidated balance sheet for the first quarter of 2001 has been amended accordingly.

In the first quarter of 2002, under the restructuring of assets, Elektrim Kable S.A., based in Warsaw (subsidiary company subject to consolidation) was sold. On 26 March 2002, bankruptcy of eCenter S.A., based in Cracow (subsidiary company subject to consolidation) was declared.

List of the Capital Group's associated companies of Elektrim S.A. subject to consolidation in the first quarter of 2002:

Companies consolidated under full consolidation method:
- Elektrim S.A. – issuer
- Grupa Kapitałowa Elektrim Megadex, Warszawa
- Grupa Kapitałowa Zespół Elektrowni Pątnów-Adamów-Konin („PAK"), Konin
- Elektrim Volt S.A., Warszawa
- EV Żychlińskie Transformatory Sp. z o.o., Żychlin
- Elektrim Finance BV, the Netherlands

Companies consolidated under equity method:
- Grupa Kapitałowa Mostostal Warszawa, Warszawa
- Grupa Kapitałowa Rafako, Racibórz
- Grupa Kapitałowa Carcom, Warszawa
- Grupa Kapitałowa Elektrim Telekomunikacja, Warszawa

In order to present certain financial data, assets and liabilities were translated into EURO at the mid-rate announced by the National Bank of Poland as of the balance sheet date (29 March 2002), i.e. 3.6036. Income statement items were translated into EURO at a rate computed as the arithmetic mean of mid-rates announced by the National Bank of Poland as of the end of each month during the first, second and third month of the 1st quarter of 2002 (i.e. 3.5929; 3.641; 3.6036. The cumulative rate for 1 Q 2002 was 3.6125.

The Capital of Elektrim is a holding of companies focused on telecommunications and power. Elektrim S.A., the parent company, is responsible for developing the Group's strategy and performing the corporate governance function at the Group's level.

Significant Events

ELEKTRIM S.A.

Composition proceeding of Elektrim S.A.

Owing to the fact that it was impossible to find a consortium to organise financing for the Company's due and payable debts the Management Board of Elektrim S.A. filed a request with the District Court for Warsaw, XVII Division to open composition proceeding on the following terms:

- Reduction of debts subject to the composition by 40%.
- Reorganisation of the repayment of such reduced debts into the following instalments:
  - first instalment of 20% of total debts, payable within 30 days from the court's approval of the composition becoming final,
  - second instalment of 20% of total debts, payable on December 15, 2003,
  - third instalment of 20% of total debts, payable on December 15, 2004.

On 16 January 2002, the Court issued a decision on opening the composition proceeding with the Company's creditors and appointed Adam Tomczyński as judge commissioner and Zdzisław Hankowicz as court supervisor. The composition proceeding was aimed at securing the interests of both Elektrim S.A. and the creditors, i.e. enable the Company to continue further operations and, at the same time, satisfy and secure the creditors' interests in the best possible way.

Upon examining receivables judge commissioner of Elektrim's composition proceeding made a list of receivables on 13 February 2002, which included 124 receivables for the total amount of PLN 2,333,982,156.33. Incorporation in the list entitled the creditor to participate in the proceeding and determined the amount to which he was entitled to participate in the meetings of creditors.

On 5 March, judge commissioner of Elektrim's composition proceeding called the meeting of creditors for 23 April 2002.

Pursuant to an agreement signed by the court supervisor with MCC Partner S.A. the Valuation of Assets of Elektrim S.A. was prepared and submitted to the judge commissioner. The aim of preparing the evaluation was to assess the value of the assets of Elektrim S.A. to judge whether the sale value of the assets would cover the amount of liabilities under the composition proceeding according to the decision of the Judge Commissioner dated 13 February 2002.

Two methods were applied in the evaluation: the book value method and adjusted assets value method. The report stated that the realistic sale value of Elektrim's assets exceeds by 2.55 the Company's total liabilities under the composition proceeding. It was also noted that as a rule, a quick execution of an assets' sale transaction might result in obtaining a lower price while by lengthening the process of selling assets adequately the seller might obtain a higher price. In addition, the report emphasised that spreading the process of selling Elektrim's assets over a sufficiently long period (3-5 years) could result in a significant increase in their value against the estimate presented in the report.

A new composition proposal was presented to the Company's creditors at the Meeting of Creditors held on 23 April 2002. The Management Board's proposal provided for a full repayment of receivables to all creditors, except for the bondholders of exchangeable bonds who would be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

After reviewing the new proposal of the Company's Management Board and fpllowing a discussion the proposal was voted. The bondholders of the exchangeable bonds who represent a total of 80% of the total amount of receivables voted against the acceptance of the new composition proposal.

In view of the above, the court decided to discontinue the composition proceeding owing to the lack of the required majority of creditors voting for the composition. The court's decision on discontinuing the composition proceeding will become valid within 7 days of its announcement, i.e. on 30 April 2002.

With regard to the fact that the Company's Management Board and certain creditors filed a complaint against the above decision in accordance with the law the date of the discontinuance of the composition proceeding becoming effective has been postponed until the complaint has been considered.

On 10 May 2002, Elektrim's Management Board executed heads of agreement with bondholders of Euro 440 million Exchangeable Bonds due 2004 issued by Elektrim Finance B.V. The bondholders were represented by a committee appointed by the bondholders of Exchangeable Bonds who hold approximately 50% of the aggregate face principal value of bonds. The heads of agreement provide for a comprehensive restructuring of the terms of exchangeable bonds.

Elektrim has been engaged in discussions with the bondholders for several months. The non-binding agreement, which is the result of those discussions, provides for the issue of new bonds ("Restructured Bonds") that will replace the existing 1999 bonds on the following terms and conditions:

- The amount of Euro 200 million is to be redeemed by 15 June 2002. This amount will be used to redeem the current interest and part of the Restructured Bonds. It is anticipated that following this initial redemption approximately Euro 274.1 million face value of the Restructured Bonds will remain outstanding.

- Further redemption schedule is subject to sourcing funding by Elektrim. It is assumed that the financing will be sourced from disposal of certain assets of Elektrim S.A. and credits. The agreement provides that a further payment of Euro 100 million will be made on 15 December 2002. It is anticipated that after this date, approximately €189 million face value of the Restructured Bonds would remain outstanding. If Elektrim sources funding, it will have the right to redeem the bonds at any time, upon 30 days notice.

- The cash coupon payable on 15 June 2002 will be at a rate of 7% p.a. The cash coupon for the remainder of the issue will be 3.75% payable semi-annually.

- The redemption price of the bonds redeemed on 15 June 2002 will be 111.3% as provided for in the existing terms and conditions of Exchangeable Bonds for that date. Thereafter, the redemption price will accrete at 11.25% per annum, an increase over the 4% annual rate currently applicable.

- The bonds will be secured with Elektrim's stake in Elektrim Telekomunikacja and certain other assets equally and ratably with the credits sourced by Elektrim for the redemption of Restructured Bonds, current operations and obligations, in particular, PAK investments. The pledge will be released on a pro rata basis upon redemptions of bonds and credits.

- Final maturity of the bonds has been extended to July 2005. (Previous redemption date - June 2004).

- The agreement does not provide for the possibility of converting Restructured Bonds into shares of Elektrim S.A.

- The initial payment will be sourced from the Company's existing funds together with Euro100 million loan to be syndicated by BRE Bank S.A. If sufficient dispositions are not completed this year, a Euro100 million mandatory redemption in December 2002 is proposed to be financed through an additional indebtedness.

The agreement provides that Elektrim will obtain a Senior Facility from BRE Bank S.A. enabling the Company to meet the redemption schedule. The facility will be secured with Elektrim's assets equally and ratably with the Restructured Bonds.

At signing of the agreement, Elektrim confirmed that the agreement becoming effective was subject to receiving a firm credit offer from BRE Bank S.A. In particular, it is necessary to satisfy the condition of maintaining an equal level of security on the BRE Bank Facility and the Restructured Bonds. In the opinion of Elektrim's Management Board the advance of funds would be subject to a final determination by the Vienna Arbitration Tribunal denying Deutsche Telekom's claims of Elektrim's economic impairment.

The agreement is governed by English law and becomes effective upon final approval of the documentation by parties and subject to approval by the formal meeting of bondholders.

The parties are working intensively to agree on the legal documentation, details and the schedule of further actions.

On 12 May 2002, Elektrim S.A. executed an agreement with EastBridge NV and BRE Bank S.A. pursuant to which the consortium of EastBridge NV and BRE Bank S.A. was granted exclusivity for negotiations in respect of taking over 49% of shares of Elektrim Telekomunikacja Sp. z o.o. from Elektrim S.A., 49% of shares of Carcom Warszawa Sp. z o.o. and one share of Polska Telefonia Cyfrowa Sp. z o.o.

The exclusivity agreement has been signed for the period until 15 July 2002. A breach of the exclusivity is subject of a contractual penalty of Euro 4 million.

The execution of the agreement is connected with the need to work out all details of the transaction enabling Elektrim S.A. to gain liquidity basing on the telecommunications assets. The liquidity is needed to meet all obligations to the creditors under the initial agreement executed on 10 May 2002.

Claim against Elektrim S.A.
On 11 January 2002, Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bonds) filed a claim against Elektrim S.A. and Elektrim Finance B.V with The High Court of Justice Queen's Bench Division, Commercial Court Royal Courts of Justice. The Claimant claims the payment of the amount of Euro 479,332 thousand (due as payment for the exchangeable bonds), the amount of GBP 53 thousand (for expenses incurred by the Claimant under the Principal Trust Deed) and GBP 1,100 (in court fees and solicitor's costs).

On 19 March 2002, a hearing was held in the Regional Court of Warsaw, XX Economic Division, during which the court examined the request submitted by The Law Debenture Trust Corporation p.l.c to secure the claim served in Great Britain against Elektrim S.A. for payment due on the guarantee to redeem the exchangeable bonds. The court admitted the request to secure the claim by blocking the shares of Mostostal Warszawa held by Elektrim S.A. on its account (the value of the seized bonds amounts to ca PLN 25 million) and dismissed the request to secure the claim in the remaining part.

Extraordinary Meeting of Shareholders of Elektrim S.A.
On 9 January 2002, the Management Board received a request from shareholders jointly representing more than 20% of share capital of Elektrim S.A. who referred to art. 385 § 3 and art. 400 § 1 of the Commercial Companies Code and demanded that an Extraordinary General Meeting of Shareholders be convened with the following agenda:

- appointment of members of the Supervisory Board by voting in groups;
- appointment of Chairman of the Supervisory Board;
- appointment of Vice-Chairman of the Supervisory Board;
- establishment of the remuneration policy for members of the Supervisory Board.

At the Extraordinary Meeting of Shareholders of Elektrim S.A. held on 10 April 2002 a new Supervisory Board was elected in a block voting. The new Supervisory Board is composed of the following persons: Dawood Syed – Supervisory Board Chairman, Hubert Janiszewski – Supervisory Board Vice Chairman, and SB members: Jacques Attali, Dominique Gibert, Zbigniew Jakubas, Ryszard Opara, Michel Picot, and Maciej Raczkiewicz.

Request to the Securities and Exchange Commission
In connection with press releases stating that the BRE Bank Group has taken control of Elektrim S.A., on 11 January 2002 the Management Board requested the Securities and Exchange Commission to examine whether the entities mentioned in the releases had fulfilled their obligations under Chapter 9 of the Law dated 21 August 1997 on Public Trading of Securities (the "Law").

Decision of the Regional Prosecutor's Office in Warsaw
On 19 February Elektrim S.A. was informed that pursuant to the decision of the Regional Prosecutor's Office in Warsaw dated 14 February 2002, an investigation was commenced in relation to using confidential information in the public trading of securities in the period from 28 August 2001 to 9 February 2002 relating to Elektrim's financial status to purchase the Company's shares.

Securities and Exchange Commission Commenced Proceedings against Elektrim S.A. regarding Compliance with Reporting Requirements
On 24 January 2002, the Company received the decision of the Securities and Exchange Commission to commence *ex officio* proceedings to examine whether Elektrim S.A. had duly discharged its obligations under Art. 81 and Art. 148 of the law dated 21 August 1997 – Law on the Public Trading of Securities.

Letter from DeTeMobil
On 23 January 2002, the Company received a letter from DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil"), a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"), in which DT requested Elektrim S.A. to confirm by 29 January 2002 that due to the commencement of composition proceedings the Company is in material default under the PTC

Shareholders Agreement concluded on 21 December 1995 by: Elektrim S.A., Polpager Sp. z o.o., US West International B.V., DeTeMobil Deutsche Telekom MobilNet GmbH, Elektrim Autoinvest S.A., and Kulczyk Holding S.A.

If the Company issued such a statement or the Arbitration Court decided that such material default had actually occurred, DT Mobil would be entitled to exercise a call option, i.e. the right to repurchase all shares of PTC held by Elektrim for the option price set forth in the Shareholders Agreement.

Article 16 of the Agreement provides for the call option, i.e. the right to repurchase shares by a Party to the Shareholders Agreement in certain circumstances stipulated in this article. It should be noted, however, that this provision applies only to Operating Shareholders, i.e. those specified in the Agreement.

One of the reasons authorising a Shareholder to exercise the call option is the so-called "economic impairment" of another Shareholder who is obligated to sell his shares under such circumstances.

Such a case occurs when a Shareholder: a) is subject to liquidation, bankruptcy, composition or bank settlement proceedings initiated upon request or court order in accordance with the Polish law or other law when such proceedings continue for 30 days unless the Court decides to dismiss the petition to open such proceedings; b) submits a notification in writing about his insolvency.

In these circumstances, other Operating Shareholders are entitled to exercise the call option, i.e. repurchase shares held by the Shareholder whose economic situation is difficult, for the price equal to: a) the proportionate share of this Shareholder in net assets of PTC (assets less liabilities such as loans granted by any Party to the Shareholders Agreement, excluding share capital and profit or loss in accordance with the balance carried forward) as determined on the basis of the audited financial statements for the last financial year plus b) all additional capital contributions to PTC made by this Shareholder after the balance sheet date and not included in the aforementioned financial statements. The payment for shares sold by a Shareholder under the call option should be made within 30 days from such a transaction.

The Management Board of ELEKTRIM S.A is of the opinion that the PTC Shareholders Agreement does not provide for the procedure followed by DT Mobil, and, in addition, Elektrim S.A. only holds 1 (one) share of PTC. The remaining shares of PTC were contributed to Elektrim Telekomunikacja Sp. z o.o. in December 1999. DT Mobile has called into question the validity of the contribution of PTC shares to Elektrim Telekomunikacja Sp. z o.o. and commenced arbitration proceedings in Vienna.

Petition of DT Mobil to extend its claims

On 6 February 2002, Elektrim S.A. was informed by its attorneys representing Elektrim S.A. in the arbitration proceedings before the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna in the case of DeTe Mobil Deutsche Telekom MobilNet GmbH ("DT Mobil") against Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o. (Case no. SCH-4750) that DT Mobil had submitted a petition to extend its claims under these proceedings. DT Mobil applied to the Arbitration Court for a partial ruling to the effect that Elektrim S.A. sustained economic impairment within the meaning of Art. 19 of the PTC Shareholders Agreement and, in consequence, was in material default of this Agreement. The grounds to declare the economic impairment of the Company and possible effects of such a ruling are discussed above. In particular, if the ruling was issued, DT Mobil would be able to exercise the option to purchase shares in PTC held by the Company (Art. 16 of the PTC Shareholders Agreement).

New Management Board

At the meeting held on 30 January 2002 the Supervisory Board resolved to suspend Jacek Walczykowski in his function as Vice President of the Management Board and delegate Jan Rynkiewicz, Supervisory Board member to temporarily perform the function of a member of Elektrim's Management Board.

At the meeting held on 5 February 2002 the Supervisory Board:

- dismissed Mr. Jacek Marek Walczykowski from the Management Board of ELEKTRIM S.A. and the position of Vice-President and Deputy Chief Executive Officer of ELEKTRIM S.A.;
- revoked the temporal appointment of Mr. Waldemar Siwak, Chairman of the Supervisory Board, as President of ELEKTRIM S.A.;

- appointed Mr. Dariusz Jacek Krawiec as a member of the Management Board and President of ELEKTRIM S.A. for a 3-year term of office;
- appointed Mr. Jan Stanisław Rynkiewicz as a member of the Management Board and Vice-President of ELEKTRIM S.A. for a 3-year term of office.

On 8 April 2002, at the request of the Management Board's President, Elektrim's Supervisory Board appointed Maciej Radziwiłł as member of the Management Board.

On 19 April 2002, the new Supervisory Board, elected at Elektrim's Extraordinary Meeting of Shareholders held on 10 April 2002 unanimously resolved to make changes in the Company's Management Board. Member of the Management Board, Maciej Radziwiłł was appointed President of the Management Board and Financial Director, while the Dariusz Jacek Krawiec was recalled from the post of the President of the Company's Management Board. The Supervisory Board resolved to appoint Robert Butzke, President of Elektrim – Megadex S.A., as member of the Management Board and Vice President of the Management Board. Mr Jan Rynkiewicz remained on the post of Vice President of Elektrim S.A.

Termination of Credit Agreement

On 13 March 2002, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank notified Elektrim S.A. about the termination of the Credit Agreement dated 17 September 1997, as amended by annex 1 and 2, for the amount of (currently) EURO 5,634,241.54. The Bank has terminated the agreement with Elektrim S.A. with immediate effect and has called for the repayment within 30 days, i.e. by 15 April 2002, at the latest.

Elektrim's liability, as at the day of termination of the credit, amounts to a total of EURO 5,723,953.44, together with interest and costs.

On the same day, MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank notified Elektrim S.A. that it terminated the Agreement for extending guarantees by the Bank for contracts on behalf of German customers and demanded that Elektrim S.A.:

- return, by 15 April 2002, all originals of guarantees extended by the Bank , or
- pay EURO 1,774,702.18 (equivalent of guarantees extended by the Bank) by 15 April 2002.

Call to repay credit by Elektrim S.A. as guarantor

On 27 March 2002, Elektrim S.A. received a letter from BRE Bank S.A. acting as the Agent of the Consortium of Banks, in which it called Elektrim S.A. as the guarantor of the company RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, to repay without delay Elektrim's liability to the account of BRE Bank S.A. resulting from:

- the declaration of the guarantor dated 5 January 1999 to the amount of the drawn credit of PLN 51,385,000, together with interest and costs due to the banks from the above amount,
- the declaration of the guarantor dated 30 September 1999 to the amount of the drawn credit of PLN 41,825,000, together with interest and costs due to the banks from the above amount.

According to the letter of BRE Bank S.A., Elektrim's total debt due on both guarantees totals PLN 93,210,000 together with interest on this sum in the amount of PLN 4,188,457.26, interest for delaying repayment due on 20 March 2002 in the amount of PLN 4,260.47 and costs specified as an administrative commission in the amount of PLN 36,672.79.

On 27 March 2002, BRE Bank S.A. debited the account of Elektrim S.A. with the amount of PLN 51,976,371.39 that represents the amount due for guarantee extended to RST El-Net S.A.

Furthermore, Bank Polska Kasa Opieki S.A., a participant in the above mentioned Consortium of Banks, has today sent a statement to Elektrim S.A. informing that it has offset its receivables due from Elektrim S.A. from the above mentioned titles in the total amount of PLN 35,075,324.80 against Elektrim's receivables from Bank Polska Kasa Opieki S.A. in virtue of conducting bank accounts.

On 2 April 2002, Elektrim S.A. received a letter from BRE Bank S.A., acting as the Agent of the Consortium of Banks, notifying Elektrim S.A. as the guarantor of RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, about deducting the due receivables of BRE Bank S.A. from the account of Elektrim S.A. in the total amount of PLN 10,730,222.15 which includes the principal, statutory interest for 7 days and contractual interest.

BRE Bank S.A., acting as the Agent of the Consortium of Banks, states that all liabilities of Elektrim S.A. resulting from the guarantee have been fully repaid, i.e. to the amount of the principal of the credit i.e. PLN 93,210,000, together will all interest and costs due to banks on the principal.

The above receivables due in virtue of guaranteeing the credit for RST El-Net S.A. are included in the list of receivables under Elektrim's composition proceedings.

On 25 April 2002, Elektrim S.A. filed a claim with the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and a claim against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment.

The above amounts result from the fact that on 27 March 2002, BRE Bank S.A. and PeKaO S.A. debited Elektrim's account with the amount of Elektrim's liability as guarantor of syndicated credit no 17/075/98/Z/IK dated 4 January 1999 extended to company RST El-Net S.A.

In the opinion of the Management Board of Elektrim S.A. the action taken by the two banks was unacceptable and invalid as it breached the legal norm under art. 39.1 of the Ordinance of the President of the Polish Republic dated 24 October 1934 – Law on composition proceeding, which restricts the possibility of offsetting receivables during a composition proceeding in progress.

The claims have been served because Elektrim's demand submitted to the banks on 2 April 2002 requesting repayment of the amounts that had been offset from Elektrim's account have not been satisfied.

POWER

Privatization of G-8

In January 2002, the consortium of Elektrim S.A. and El-Dystrybucja Sp. z o.o. extended the validity of the bid for eight privatised power distributors forming the so called Northern Group (G-8) by the end of June 2002.

On 19 March 2002, the Extraordinary Meeting of Shareholders of El-Dystrybucja Sp. z o.o. resolved to increase the company's capital in which Elektrim S.A. and its subsidiary companies have taken up 1% of shares. On 27 March 2002, El-Dystrybucja Sp. z o.o. and the consortium of E.ON were qualified by the Treasury Minister to a further stage of privatisation of the G-8 power distributors.

The shareholders of El-Dystrybucja Sp. z o.o. are: Elektrim S.A., together with its subsidiary companies (ZE "PAK" S.A. and Elektrim Volt S.A.), and Energia S.A. (a company of the Kulczyk Holding S.A.).

Pątnów–Adamów–Konin Power Plants

Redemption of Commercial Papers of Pekao S.A. by Elektrim S.A.

Pursuant to the payment order issued by the Regional Court in Poznań dated 3 January 2002, Elektrim S.A. has been obliged to pay to ZE PAK S.A. the amount of PLN 338,911,214.14 plus interest for the period from 29 December 2001 until the date of payment, and the amount of PLN 40 thousand in proceedings costs. The above amount results from Elektrim's commitment to redeem promisory notes issued by Elektrim to secure Commercial Papers of Pekao S.A. made out for the above amount.

On 7 January 2002, Elektrim S.A. carried out the court's decision.

Purchase of employee shares from PAK

Pursuant to the provisions of the preliminary agreement dated 28 February 2002, signed with Elektrim Volt S.A. the parties undertook to sign the promised sale agreement pursuant to which Elektrim Volt S.A. will sell to Elektrim S.A. the shares that will be purchased by Elektrim Volt S.A. from employees of Zespół Elektrowni Pątnów-Adamów-Konin S.A. under the purchase option, for the total amount not exceeding PLN 12 million. The purchase options will be granted to Elektrim Volt S.A. by individual employees pursuant to preliminary sale of shares agreements signed by Elektrim Volt S.A. and employees.

Elektrim Volt

In the first quarter of 2002, contracts for the delivery of electrical energy for 11 customers were carried out. Electrical energy was supplied by PAK S.A., Rybnik S.A. Power Plant and Toruń S.A. Power Distributor from Włocławek Hydro-Electric Power Plant. The total value of the energy traded in the first quarter of 2002 amounted to PLN 348,508 thousand which represented the fulfilment of the plan in 100%.

On 10 January 2002, Elektrim-Volt S.A. received a copy of the Sales of Renewable Electric Energy Contract signed by both parties to the contract. The value of the contract, which provides for the sale by Elektrim Volt S.A. of electric energy to ELNORD S.A., is PLN 81,4 mm. The deliveries of the energy generated by Hydroelectric Power Station Włocławek will be carried out from January to December 2002.

On 26 January 2002, Elektrim – Volt S.A. received the title "Company of the Year 2001" in the 12th Edition of the Polish Business Club. The title was awarded to Elektrim – Volt S.A. by the Chapter and the Board of the Polish Business Club for active participation in creating a competitive market for electric energy in Poland.

Elektrim – Volt S.A. was granted the certification of conformity of the quality management system with norm ISO 9001: 2000 (Certification no 2019806 Kema Quality B.V. and IQ Net - The International Certification Network), effective 1 January 2001.

Elektrim Megadex

In the first quarter of 2002, previously signed contracts were carried out, in particular, the PAK contract and the contracts to be finalised this year for the construction of boilers in Siersza Power Plant

In the first quarter of 2002, previously signed contracts were being carried out, in particular, the PAK contract and the contracts to be finalised this year for the construction of fluidised boilers in Siersza Power Plant, OP-230 boiler in Siekierki CHP and Władysławowo CHP. Final works were also carried out relating to the fluidised boiler in Żerań CHP.

On 12 March 2002, Elektrim–Megadex S.A., Elektrim's subsidiary, the leader of the consortium with Fortum Engineering Ltd Finlandia signed EURO 87,148,000 contract with Zielona Góra S.A. CHP for the construction of a gas and steam driven unit of the capacity of 190 MWe and 95 MWt on a "turn-key" basis and a three-year service agreement for the value of USD 11,363,730. The performance including the project, delivery of machinery and equipment, assembly and putting into operation is to be finalised in July 2004.

Elektrim S.A. has extended a guarantee for the execution of the terms and conditions of the above contract and agreed to become liable for the satisfaction of any liabilities under the contract, in particular, it agreed to pay compensation to Elektrociepłownia Zielona Góra S.A. for damages incurred by the Plant as a result of non-performance or improper performance of the contract. Elektrim's maximum liability resulting from the guarantee shall not exceed the amount of EURO 52,364,000.

Elektrim's liability will be subject to a prior award of the Arbitration Court stating the fault of the contractor under the contract, and refusal to pay the awarded compensation by Elektrim-Megadex S.A. after receipt of a relevant demand from Elektrociepłownia Zielona Góra S.A. Elektrim S.A. will be liable on behalf of Elektrim – Megadex S.A. in the case of the latter's insolvency or failure to pay liabilities under the contract.

At the same time, Elektrim S.A. has extended a counter-guarantee to the above contract to Fortum Power and Heat Oy, i.e. parent company of Fortum Engineering Ltd, to the amount of EURO 17,580,000 in connection with the guarantee extended by Fortum Power and Heat Oy to Elektrociepłownia Zielona Góra S.A. for the amount of EURO 34,784,000. The total amount of guarantees extended by Elektrim S.A. under the above contract is EURO 69,882,000.

A number of bids was prepared, among others, for the construction of a steam boiler with desulphuring installation of the type OP-300 in Szczecin CHP, the construction of a 60 MW turbine in Stalowa Wola Power Plant and a 20 MW turbine in Mielec. Negotiations are being held for a PLN 160 million contract for the construction of a 35 MWe heating block in Tychy CHP.

TELECOMMUNICATIONS

Polska Telefonia Cyfrowa
In the first quarter of 2002, Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") gained 272 thousands of new subscribers. As of 31 March 2002, PTC had around 4 million subscribers and the area and population coverage ratios of 95.7% and 99.4%, respectively.

The Telecommunications Regulatory Authority issued a regulation regarding fees for calls originating from the cellular network Era and directed to the fixed line network of TPSA (national fixed line operator). The fees were reduced by approx. 60%. That decision has improved PTC's results in 2002.

In December 2001, PTC and Bank Handlowy w Warszawie S.A. signed an agreement under which PTC's customers can pay for goods bought via the Internet using secure mobile phone calls. Owing to this agreement, the operator of Era is the first mobile phone operator in Poland that offers secure on-line shopping with a mobile phone.

Fixed Line and Cable TV
At the end of the first quarter of 2002, fixed lines companies from the ET Group served over 100 thousand subscribers in the former Warsaw, Szczecin and Gorzów Provinces and the region of Kutno and Mysłowice. Business customers (nearly 25 thousand subscribers) included companies from the most telecom sensitive sectors, such as financial service providers, trade companies, hotels, and insurance companies. Focusing on particular market segments generated a relatively high revenue per user.

The total number of cable TV subscribers in Krakow, Bydgoszcz, Szczecin, Gorzów, Zielona Góra and Warsaw was in excess of 386 thousand. Cable TV companies of the ET Group are second best in Poland's entire cable TV market, and the unquestionable leader in Warsaw and Cracow's regional markets.

In the first quarter of 2002, the number of customers from Warsaw and Kraków who use broadband access to the Internet rose by ca 35%. At the end of March 2002, the total number of clients of Internet services offered by companies owned by ET increased to over 14 thousand.

In March 2002, the Management Board of El Net filed a request for composition proceeding with banks – El Net's creditors. Talks with banks are in progress and El Net is continuing business activities.

Other

Sale of Elektrim Kable S.A.
On 18 February 2002, the transaction of the sale of Elektrim Kable shares was fully settled. Elektrim S.A. sold all its shares of EK in public calls and does not hold any shares of the Elektrim Kable.

As a result of the final settlement of the above transaction Elektrim S.A. sold all the shares of Elektrim Kable S.A. in public calls and does not hold any shares of the above company.

Elektrim S.A. sold a total of 84,287,823 shares of Elektrim Kable S.A. in public calls, representing 70.49% of the share capital for the total price of the PLN equivalent of USD 110 million.

Conditional Sale Agreement of Shares of DM Penetrator S.A.
On 28 February 2002 a conditional agreement was signed with Dom Maklerski Penetrator S.A. based in Cracow (Elektrim's subsidiary) for the sale of shares pursuant to which Elektrim S.A. committed itself to selling all the shares of DM Penetrator S.A held by Elektrim S.A. to DM Penetrator S.A. The agreement is conditional and pursuant to its provisions, ownership rights will be transferred when all conditions precedent are met.

Declaration of Bankruptcy of Companies
- On 4 March 2002, AGS New Media Sp. z o.o. based in Warsaw (100% Elektrim's subsidiary) filed a petition for bankruptcy with the Warsaw District Court, XVII Commercial Division.

- On 22 March 2002 the Extraordinary Meeting of Shareholders of the MPTE Energia S.A. (pension fund), Elektrim's subsidiary, passed a resolution on dissolving the company and opening liquidation proceedings. Mr Marek Tatar was appointed the Company's liquidator.

- On 26 March 2002 Elektrim S.A. received the decision dated 20 March 2002 regarding the declaration of bankruptcy of eCenter based in Cracow (Elektrim's subsidiary) from the Kraków District Court, VIII Economic Division for bankruptcy and composition proceedings.

- On 29 March 2002, Elektrim S.A. acting as the creditor of Easy Net S.A. based in Warsaw (100% subsidiary of Elektrim) served a petition for bankruptcy of Easy Net S.A. in the Warsaw District Court, XVII Commercial - Bankruptcy and Composition Division.

- On 23 April 2002, the Management Board of company VPN Service Sp. z o.o., based in Warsaw, (98% subsidiary of Elektrim S.A.) filed a petition for the declaration of bankruptcy of VPN Service Sp. z o.o. in the Warsaw District Court, Commercial Court, XVII Economic Division.

Financial Results

Changes in the financial statement for 2001 (according to the law on accounting before amendment)

Owing to the fact that the financial statement for 1 Q 2002 is disclosed before the publication of the financial statement for the year 2001, in which significant changes were made in comparison to the data presented in 4 Q 2001 statement, we present key data of the income statement and balance sheet for 4 Q 2001 and data for the year 2001 (unaudited).

Capital Group of Elektrim In PLN thousands *(unless indicated otherwise)*	**Data for 2001** *(unaudited)*	**Data for 2001 As per 4 Q 2001** *(disclosed)*	**Change**
Net sales for the year	5,075,827	5,070,045	5,782
Profit (loss) on operating activities for the year	(80,215)	155,606	(235,821)
Net profit (loss) for the year	(525,537)	(200,514)	(325,023)
Balance sheet sum as of 31.12.2001	6,586,740	6,964,310	(377,570)
Shareholders' equity as of 31.12.2001	492,729	821,417	(328,688)
Net cash flows from operating activities for 2001	1,200,574	1,180, 930	19,644
Net profit (loss) per share (in PLN)	(6.27)	(2.39)	(3.88)
Book value per share (in PLN)	5.88	9.81	(3.93)

The changes in the statement for the year 2001 compared to the data disclosed for 4 Q 2001 result from events that took place after the balance sheet date and the need to create reserves on costs and future liabilities.

The change in the consolidated net result when we compare data disclosed in 4 Q 2001 financial statement and unaudited data for 2001 amounts to PLN (325,023) thousand and includes the changes made to Elektrim's and consolidated companies' financial statements.

The adjustments were made primarily in provisions and costs resulting from events that took place after the balance sheet date in the Capital Group following disclosure of the financial statement for 4 Q 2001.

The difference in the consolidated shareholders' equity between data disclosed in 4 Q 2001 financial statement and unaudited data for 2001results from the change in consolidated loss for 2001 and the change in the presentation of adjustment relating to previous years as shown in the retained profit (loss) from previous years in the consolidated company.

Changes relating to consolidation

The change made in comparison to the disclosed financial statements for 1 Q 2001 results from the decision about eliminating Enelka Ltd, based in Turkey ("Enelka") (Elektrim's 98.07% subsidiary) from consolidation beginning 1 January 2001.

Elektrim terminated consolidation of Enelka as it operates under long-term restrictions which significantly impair its ability to transfer funds to the parent company (IAS 27 section 13b)

Sourcing information needed to consolidate the comapny in a fair way is connected with incurring very high costs relating to the preparation, review and audit of the company's statements. Terminating consolidation of the company led to a reduction in the Group's consolidated result by PLN 8,925 thousand.

Restructuring agreement
In the consolidated financial statement as of 31 December 2000 and 31 March 2001 the amount of PLN 121,761 relating to the restructuring agreement represented part of shareholders' equity. Pursuant to the resolution of the Shareholders Meeting, this amount was transferred to liabilities as of 30 June 2001 and therefore, the comparable data as of the above dates show a change.

Changes in the statement for 1 Q 2001
Owing to the fact that the financial statement for 1 Q 2001 was disclosed before the publication of the financial statement for the year 2000, changes relating to 2000 were presented accordingly in the comparable data as of 31 March 2001.

Changes in acounting and consolidation principles resulting from the chang in law
As data for 1 Q 2002 are presented in accordance with the amended Accounting Law which provides for the obligation to convert previously disclosed data to obtain their comparability, the Company has converted data for the whole 2001 instead of data disclosed for 4 Q 2001 taking into account the adjustments referred to above.

We present changes in data for the years 2000 and 2001 resulting from conversion of the balance sheet and income statement in accordance with the amended principles of accounting:

- ***Change in consolidation method***

There has been a change in the consolidation method from proportional to equity method of consolidation with regard to PTC Sp. z o.o., company consolidated indirectly through Elektrim Telekomunikacja Sp. z o.o. (48%) and Carcom Sp. z o.o. (3%). The change in consolidation method resulted in a significant reduction of consolidated balance sheet sums in the years 2000 and 2001 and a reduction in the lines relating to income and costs in the comparable data for 1 Q 2001.

As of 31 December 2000 and 31 March 2001, Elektrim Telekomunikacja Sp. z o.o. and Carcom Sp. z o.o.were Elektrim's subsidiaries (Elektrim Telekomunikacja - 51%, Carcom – 50%). In 2001, part of shares in Elektrim Telekomunikacja Sp. z o.o. and Carcom Sp. z o.o.were sold. As of 31 December 2001, Elektrim S.A. held 49% of shares in both companies. Both Elektrim Telekomunikacja Sp. z o.o.and Carcom Sp. z o.o. became Elektrim's associated companies.

The change in consolidation method with regard to PTC did not affect consolidated shareholders' equity of the Group of Elektrim. However, it led to a reduction in the consolidated balance sheet sum by PLN 4,079,209 thousand as of 31 December 2000 and PLN 4,123,327 thousand as of 31 March 2001

The above change in consolidation method also led to a reduction in consolidated sales of the Elektrim Group by PLN 494,218 thousand for 1 Q 2001 compared to data disclosed in the previous year.

- ***Unrealised foreign exchage gains***
  The Law before amendment provided for the presentation of unrealised foreign exchange gains in deferred income until their realisation. Pursuant to the amended Accounting Law, unrealised foreign exchange gains are recognised directly in the profit and loss statement in the line of financial income.

- ***Valuation of assets and liabilities in foreign currencies***
  The Law before amendment provided for the assets and liabilites to be valued as of the balance sheet date according to the mid-rate announced by the National Bank of Poland.

  Pursuant to the amended Accounting Law assets stated in foreign currencies are valued as of the balance sheet date at the purchase rate applied on that day by the bank servicing the company not exceeding, however, the mid-rate applied by the National Bank of Poland to a given currency on that day while liabilities stated in foreign currencies currencies are valued as of the balance sheet date at the sale rate applied on that day by the bank servicing the

company not exceeding, however, the mid-rate applied by the National Bank of Poland to a given currency on that day

- ***Property investment***
  Pursuant to the law effective until 31 December 2001, property, irrespective of the goal of acquiring it and designation were stated in the tangible assets and valued at historical cost which accounted for the revaluation, less amortisation. Pursuant to the amended accounting law, property acquired to obtain long-term benefits resulting from the increase in its value or benefits from lease are included in long-term investments and are valued at fair value. The difference between the existing book value and the market valuation is stated in the revaluation capital. There is no depreciation on the investment property and its fair value is revised periodically. At the same time, a reserve is created on the deferred tax due on the difference between the fair value and the taxable value of the property, which adjusts the revaluation capital.

- ***Valuation of derivative instruments***
  In the financial statements prepared in accordance with the previous accounting law derivatives were not valued or presented. When the new regulations became effective (including the ordinance relating to financial instruments) companies made a valuation of instruments at fair value and presented them in the statement in accordance with regulations effective from 1 January 2002.

- ***Deferred income***
  Assets relating to the deferred income tax have been introduced to the item of deferred expenses and income tax. They account for the negative temporary differences due on the corporate income tax while observing the principle of conservative attitude. In addition, as a result of certain adjustments made to the previously disclosed financial statements prepared in accordance with the previous law the balance of the reserve (assets) on deferred tax has changed.

- ***Recognition of sales***
  This adjustment is related to the introduction of the principle of recognising sales from the activation fee (and directly related costs) in accordance with the American standards (SAB 101) which allows for a fairer presentation of the result.

- ***Right of perpetual lease of land***
  The right of perpetual lease of land used to be presented in the off-balance sheet liabilities. From 1 January 2002, the right of perpetual lease of land has been recognised as fixed asset and its value is stated in the revaluation capital.

- ***Valuation of current investment***
  Before the Law was amended current investments were valued as of the balance sheet date at the sale price of investments set by the relevant bank. The differences on valuation were recognised in financial costs or income respectively. According to the amended Law, current investments are valued at the lower of market price (value) or purchase and market price (value). In the event that there is no market price for curent investments they are valued at fair value determined in a different way. The financial effects of an increase or decrease in current investments valued at market prices (value) is recognised in financial income or costs respectively.

- ***Other changes***

- In the statements disclosed for previous periods licences were presented in the accrued expenses. In the statements prepared according to the amended Law they are presented as intangible assets.
- The costs relating to the expansion of a joint stock company have been transferred from intangible assets to the deduction of reserve capital (deduction of shareholders' equity) and, at the same time, addition to the result from previous years by the amount equivalent to the amortisation of the costs (addition to shareholders' equity),
- Receivables and liabilities due from guarantee deposits to be redeemed in a period exceeding 12 months have been reclassified from long-term receivables (liabilities) to current receivables (liabilities),
- Reserves on retirement compensation and vacation pay have been transferred from accrued expenses and deferred income to reserves,
- The result on sale of fixed assets is recognised in one item (previously it was recognised in other operating income and other operating costs),
- A similar change refers to the presentation of the result on the sale of financial fixed assets (previously it was recognised in other financial income and other financial costs),

- Foreign exchange differences in the profit and loss statement are presented as the difference between foreign exchange loss and gains,
- Perpetual lease of land has been transferred to tangible fixed assets,
- Deferred expenses have been broken into long-term and current and are presented in the balance sheet accordingly.

The above changes have led to a decrease in the balance sheet sum and shareholders' equity compared to the previosly disclosed data (in PLN thousand):

	According to financial statements prepared pursuant toaccounting law before amndements made on 09.11.2000	*According to accounting law effective from 01.01.2002*	*Change*
Balance sheet sum 31.12.2000	14, 910,962	10,965,586	(3,945,376)
Balance sheet sum 31.03.2001	14, 987,353	10,973,775	(4,013,578)
Balance sheet sum 31.12.2001	6,586,740	6,927,117	340,377
Sharegolders' equity 31.12.2000	1,172,222	1,138,800	(33,422)
Sharegolders' equity 31.03.2001	1,320,849	1,052,699	(268,150)
Sharegolders' equity 31.12.2001	821,417	661,319	(160,098)

The weight of changes introduced in accordance with the amended accounting law on shareholders' equity is as follows in the reporting periods they relate to (in PLN thousands):

	31.12.2000	**31.03.2001**	**31.12.2001**
Shareholders' equity before conversion	**1,172,222**	**1, 320, 849**	**821,417**
Adjustments to exchange differences	36,099	91,709	95,423
Valuation of financial instruments	2,257	2,840	7,484
Change in principles of recognising revenues	4,240	1,483	16,573
Adjustments to organisation costs	(2,939)	(2,717)	(4,400)
Valuation of property investment	45,687	45,480	45,666
Valuation of land	3,756	3,756	3,744
Adjustments to deferred tax	(41)	(6,504)	4,368
Adjustment elimination of company from consolidation *	-	(8,925)	-
Other adjustments relating to the change in law	(720)	3,912	(268)
Adjustment to restructuring agreement *	(121,761)	(121,761)	-
Adjustments relating to events after balance sheet date *	-	(277,423)	(328,688)
Shareholders' equity after conversion	**1,138,800**	**1,052, 699**	**661,319**

* adjustments are described above

Selected consolidated results for the Capital Group of Elektrim's associated companies

Consolidated results for the Capital Group of Elektrim's associated companies in PLN thousand	***1Q 2002 January - March***	***1 Q 2001 January - March***

(unless indicated otherwise)		
Net sales	568,283	851,383
EBITDA	23,813	(29,007)
Net profit / loss	(88,772)	(70,892)
Shareholders' equity	575 016	1,052,699
Net cash flows from operating activities	(214,145)	105,175
Net profit/loss per share (in PLN)	(1,06)	(0,85)

Sales

The Group's net consolidated sales in 1 Q 2002 amounted to PLN 568,283 thousand which represents a PLN 283,100 decrease compared to net sales in 1 Q 2001. The share in 1 Q 2002 and the year 2001 sales (prior to consolidation eliminations) was as follows (in PLN thousand):

	1 Q 2002	**1 Q 2001**
- Power sector	884,096	568,266
- Cable manufacturing	-	355,528
- Telecommunications	-	73,831
- Other sectors	19,207	53,462
- Consolidation adjustments, eliminations	(335,020)	(199,704)
Total	568,283	851,383

The Group's net consolidated sales in 1 Q 2002 and in the year 2001 (following consolidation eliminations) were as follows (in PLN thousand):

	1 Q 2002	1 Q 2001
- Power sector	549,837	385,058
- Cable manufacturing	-	353,377
- Telecommunications	-	66,939
- Other sectors	18,446	46,009
Total	568,283	851,383

The factor that was decisive for the fall in sales was the change in the composition of the Capital Group of Elektrim's associated companies (companies consolidated under full consolidation method) and a rise in turnover on transactions within the Capital Group.

The following changes took place in 1 Q 2002 compared to 1 Q 2001 in the Capital Group of Elektrim's associated companies consolidated under full consolidation method as of 31 March 2001:

- Grupa Kapitałowa Elektrim Kable – Subsidiary Group in 1 Q 2001, sold in 1 Q 2002,
- Grupa Kapitałowa Elektrim Telekomunikacja - Subsidiary Group in 1 Q 2001, associated in 1 Q 2002,
- Grupa Kapitałowa Carcom Warszawa - Subsidiary Group in 1 Q 2001, associated in 1 Q 2002,
- RST El-Net S.A. - subsidiary company as of the end of 1 Q 2001, indirectly associated through Elektrim Telekomunikacja Sp. z o.o. in 1 Q 2002,
- Telefonia Regionalna Sp, z o.o. - subsidiary company in 1 Q 2001, indirectly associated through Elektrim Telekomunikacja Sp. z o.o. in 1 Q 2002 (in bankruptcy),
- Elektrim TV-TEL Sp, z o.o. - subsidiary company in 1 Q 2001, indirectly associated through Elektrim Telekomunikacja Sp. z o.o. in 1 Q 2001,
- Elektrim Online Sp, z o,o, – company earmarked for sale, not subject to consolidation in 1 Q 2002,
- CT Creative Team Sp. z o.o. - subsidiary company in 2001, indirect subsidiary in 1 Q 2002, earmarked for sale in 2002,
- eCenter Sp. z o.o. – subsidiary in 1 Q 2001, company in bankruptcy in 1 Q 2002,
- VPN Service Sp, z o,o, - subsidiary in 1 Q 2001, company in bankruptcy in 2002,
- Polish Phonesat Sp. z o.o.- subsidiary in 1 Q 2001, company in bankruptcy, not subject to consolidation in 1 Q 2002,
- EV Żychlińskie Transformatory Sp. z o.o. – company subject to consolidation in 1 Q 2002, new company in the Capital Group operating in the power sector, consolidated from December 2001

EBITDA

In 1 Q 2002, the Group posted EBITDA at the level of PLN 23,813 thousand which represents a rise over 1 Q 2001.

After consolidation eliminations, the Group's EBITDA was as follows (in PLN thousand):

	1 Q 2002	1 Q 2001
- Power sector	40,265	57,100
- Cable manufacturing	-	33,909
- Telecommunications	-	(4,547)
- Other secors	(15,491)	(29,780)
- Consolidation adjustments, eliminations at the Elektrim Group level	(961)	(85,689)
Total	23,813	(29,007)

The change of the EBITDA was primarily connected with the change in the composition of the Group's consolidated under full consolidation method. For the same reason there was a fall in the Group's amortisation and depreciation write-offs. The cost of amortisation and depreciation were as follows in 1 Q 2002 and 1 Q 2001 (in PLN thousand):

	1 Q 2002	1 Q 2001
- Power sector	8,243	20,535
- Cable manufacturing	-	12,838
- Telecommunications	-	34,893
- Other sectors	2,711	1,322
Total	10,954	69,588

Net result

In 1 Q 2002, the Group posted a PLN 88,870 thousand net loss. A major part of the loss was generated at the level of the telecoms sector. The loss includes a PLN 28,886 thousand depreciation on goodwill. Foreign exchange differences and interest on loans and credits adversely affected the Group's result, too.

The results of the following segments for 1 Q 2002 and 2001 are included in the Group's net result (in PLN thousand):

	1 Q 2002	1 Q 2001
- Power sector	23,615	38,005
- Cable manufacturing	-	6,834
- Telecommunications	(80, 031)	(50,085)
- Other sectors	(19,958)	(5,388)
- Consolidation adjustments, eliminations at the Elektrim Group level	(12,398)	(60,258)
total	(88,772)	(70,892)

Shareholders' equity of the Group

Consolidated shareholders' equity of the Elektrim Group decreased as of the end of 1 Q 2002 compared to 31 December 2001 as a result of the net loss posted in 1 Q 2002.

Reserves and assets revaluation write-offs

In 1 Q 2002, the following adjustments were made relating to the creation and release of reserves and assets revaluation write-offs in the quarterly consolidated statement of the Capital Group of Elektrim's associated companies:

Reserves created	PLN thousand
Income tax	2,751
Total	**2,751**

Reserves released	PLN thousand
Anticipated loss	340
Retirement compensation	274
Income tax	7,472
Anticipated loss on disposal of consolidated company	38,469
Total	**46, 555**

Adjustments to assets' revaluation write-offs (addition)	PLN thousand
Revaluation write-offs of receivables	7,023
Revaluation write-offs of shares	482
Total	**7,505**

Adjustments to assets' revaluation write-offs (release)	PLN thousand
Revaluation write-offs of receivables	1,645
Total	**1,645**

Other Additional Information

Shareholders of Elektrim S,A, holding more than 5% - present status (according to information supplied to Elektrim S,A,)

Merrill Lynch & Co, Inc,
20 Farrington Road, P,O, Box 293, London EC1M 3NH, United Kingdom
Announcement on 9 April 1998 that it held 3,481,125 shares, i,e, 5,20% of share capital and voting rights. Owing to the fact that by 23 April 2002 total number of the Company's shares increased from 72,749,078 as at the end of 1998 to 83,770,297 as a result of the conversion of bonds into shares, Thus, Merrill Lynch's adjusted stake now represents 4,16% of share capital and voting rights,

Schroder Investment Management Limited*, 31 Gresham Street, London EC2V 7QA*
Announcement on 11 August 1999 that it held 3,709,496 shares, i,e, 5,05% of share capital and voting rights, After the above-described share capital increase, the stake has declined and currently represents 4,43% of share capital and voting rights,

Vivendi Universal S,A,*, France*
Paris (75008), 42 avenue de Friedland

Announcement on 13 April 2001 that it held, together with Societe Nouvelle D'Investissements et de Gestion and other subsidiaries listed below, 8,416,183 shares, i,e, 10,04% of share capital and voting rights, of which:

- Vivendi Universal S,A, held 4,079,683 shares, i,e, 4,87% of share capital and voting rights;
- Societe Nouvelle D'Investissements et de Gestion held 1,036,500 shares, i,e, 1,24% of share capital and voting rights;
- Societe Nouvelle D'Etudes et de Gestion held 1,100,000 shares, i,e, 1,31% of share capital and voting rights;
- Compagnie Nouvelle D'Etudes Industrielles et Commerciales held 1,100,000 shares, i,e, 1,31% of share capital and voting rights;
- Societe Parisienne D'Investissements et de Gestion held 1,100,000 shares, i,e, 1,31% of share capital and voting rights,

BRE Bank S,A,
ul, Senatorska 18, 00-950 Warsaw, Poland

On 11 April 2002, BRE Bank S,A, informed Elektrim that together with its subsidiary - Drugi Polski Fundusz Rozwoju - BRE Sp, z o,o, it held a total of 14,624,552 shares of Elektrim S,A, which represented 17,46% of the share capital and entitled to 14,624,552 votes at the general meeting (17,46%) of the total number of votes at the meeting of shareholders of Elektrim S,A, of which:

- BRE Bank S,A, held 13,694,552 shares of Elektrim S,A, representing 16,35% of the company's share capital and the same number of votes at the meeting of shareholders of Elektrim S,A,,
- Drugi Polski Fundusz Rozwoju - BRE Sp, z o,o, held 930,000 shares of Elektrim S,A, representing 1,11% of share capital and the same number of votes at the meeting of shareholders of Elektrim S,A,

Ryszard Opara
Piaseczno, Poland

On 4 January 2002, Mr, Ryszard Opara announced that he held 4,891,055 shares representing 5,84% of share capital and voting rights,

Multico Sp, z o,o,
ul, Ciasna 6, 00-232 Warszawa, Poland

On 15 March 2002 the company disclosed that it held 4,250,057 shares of Elektrim S,A, representing 5,07% of Elektrim's share capital and the same number votes at the shareholders' meeting of Elektrim S,A

Changes in Ownership Structure of Major Stakes of Elektrim's Shares from 14 February 2002 (date of disclosure of the previous quarterly report) to 23 April 2002

	As at 14.02.2002	Shares acquired	Shares sold	As at 14.05.2002
Chase Fleming Asset Management Limited	4,232,957	-	145,727	4,087,230
BRE BANK S.A. together with subsidiary	8,906,089	5,718,463	-	14,624,552
Multico Sp. z o.o.	-	4,250,057	-	4,250,057

Change in the Number of Shares Held by Members of the Management Board and the Supervisory Board Elektrim S,A,

	As at 31.12.2001	shares acquired	shares sold	As at 31.03.2002
Management Board	10	-	-	0 *)
Supervisory Board	7,541			13,717,342

*) the change in the number of shares held results from the change in the composition of the Management Board

Significant Events After the Balance Sheet Date

Significant events after the balance sheet date are presented in the section: **Significant Events**

Realisation of Previously Published Performance Forecast for a Given Year

Elektrim S.A. does not publish performance forecasts.

Pending Proceedings before Courts, Arbitration or Government Authorities

c. **Claims of DeTeMobil**

Facts

1. The petition was submitted by DeTe Mobil Deutsche Telekom MobilNet GmbH, Bonn, ("DT Mobil") to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna on 22 October 1999. It regards activities of Elektrim S.A. ("Elektrim") as a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). DT Mobil has called into question the validity of purchase of 14,728 of shares in PTC on 26 August 1999. In the petition, the total value of the dispute is determined for US$ 135,456,700, of which the shares in PTC amount to US$ 134,456,700 and

damages and losses incurred by DT Mobil are valued at US$ 1,000,000 (one million U.S. dollars). The case is described in detail in the semi-annual financial statements.

Regardless of the above, it should be noted that pursuant to the agreement with Vivendi, Vivendi has undertaken to pay first US$ 100 million of possible losses resulting from the petition filed by DT Mobil. The Parties took part in the first session and now they still hear the evidence.

On 1 March 2002, another hearing was held which was devoted to the presentation of the Parties' positions relating to legal issues that should be solved by the Arbitration Tribunal. The Tribunal set further dates of sessions to hear the evidence.

d. *Second Claim of DT Mobil*

On 7 December 2000, DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil") filed an arbitration claim against Elektrim S.A. and its subsidiary Elektrim Telekomunikacja Sp. z o.o. based in Warsaw ("ET"). The claim was filed with the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. The case is discussed in detail in the semi-annual financial statements.

On 2 March 2002, a hearing was held relating to the presentation of the Parties' positions on the substantial issues of the dispute. The Tribunal set further dates of sessions to hear the evidence.

c. *Claim of Vienna CommerzHandel*

The copy of a petition of 5 July 1999 sent by the owner of Vienna CommerzHandel ("VC") indicates that the company sued Elektrim S.A. to the Commercial Court in Vienna for damages in the total amount of US$ 1,842 thousand, together with interest of 6.5% accrued from 28 April 1999, due to the alleged termination of the Cupertino Agreement of 26 November 1996 by Elektrim.

An Austrian attorney confirmed that the petition was brought before the Court, but officially Elektrim has not received it yet, so no time limits are binding.

The maximum liability of the Company in this case amounts to US$ 2.2 million. The Court has not made a ruling on this case to date. The Management Board of Elektrim is of the opinion that the above petition will be dismissed.

d. ***Penalties for failure to discharge the provisions of the agreement for purchase of shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.***

If Elektrim does not discharge its obligations in respect of investment commitments imposed by the agreement for purchase of shares in Zespół Elektrowni Pątnów–Adamów-Konin S.A., it may be liable to the following penalties:

- 100% of the difference between the settlement value of the power (regarding the reconstruction of 460-megawatt power units (gross generation capacity) at the Pątnów II Power Plant) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 72 months from the date of the agreement (the settlement value of 1 megawatt is PLN 2,450 thousand);

- 25% of the difference between the settlement value of the power (regarding recovery, upgrading and maintaining the power generation capacity of other plants, which together with Pątnów II have the total capacity of 2212 megawatts) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 10 years from the date of the agreement;

- to the State Treasury - 100% of the average remuneration for enterprises, as announced by the Central Statistical Office, multiplied by the number of months in which employment limits were exceeded (4,204.75 jobs for 24 months from the date of purchase of the shares);

- to the employees (4,204.75 jobs for a period of 8–10 years) – compensation equivalent to 24 monthly salaries for the first 5 years and 12 monthly salaries for the last 5 years;

- 100% of unit share price for each share disposed of in violation of the non-disposal commitment;

- 100% of the net assets value for failure to meet obligations to refrain from the discontinuance of primary operations, liquidation, winding-up, or sale of all or part of the assets of PAK and from transactions consisting in disposal of the entire business of PAK or part of its assets;

- 100% of the difference between the amount received from the disposal of PAK's fixed assets and the amount actually reinvested under the commitment to reinvest into PAK's fixed assets all proceeds from their sales;

- 100% of the amount by which share capital decreased in violation of the commitment to refrain from reductions of share capital.

f. Claim of the State Treasury

The State Treasury sued Elektrim before the Warsaw Regional Court for the payment of PLN 1,500 thousand in respect of non-performance of Elektrim's obligations under the agreement on sale of shares in Mostostal Warszawa S.A., concluded on 2 September 1991. On 12 December 2001 a final session was held and the Parties presented their closing arguments. The presiding judge closed the session and fixed the date of issuing a decision for 28 December 2001. Before that date, however, the presiding judge re-opened a trial. On 28 March 2002, the decision was announced. The Court has awarded the amount of PLN 1 million from the defendant to the State Treasury together with interest accrued from the date of serving the claim and PLN 6,000 in costs. Both parties have declared their intention to appeal.

f. Exchangeable Bonds - injunction

On 14 January 2002, the Management Board received a copy of the suit filed on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bonds) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332,721.80 (in respect of the exchangeable bond issue), GBP 53,171.68 (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1,100 (to cover court and attorney's fees).

g. Claim of the CII Group

On 12 June 2001, the Management Board received the notice of arbitration concerning claims of CII Group Polska Sp. z o.o. and Mr. Thomas Kolaja, Warsaw, in respect of unpaid remuneration for services rendered by Mr. Thomas Kolaja and CII Group Sp. z o.o.; the total value of the dispute is determined for PLN 5,085,652.55 and US$ 1,050,000.00. The parties appointed an Arbitration Court to settle the dispute amicably. On 12 April 2002, the first session of the Court was held. The parties presented their positions and additional dates were set for the parties and the Court to present their opinions with respect to the documents and statements of claim and defence.

j. Composition with Creditors

On 27 December 2001, the Management Board of Elektrim S.A. ("Company") filed a petition to open composition proceedings and to discontinue enforcement proceedings with the Warsaw District Court, XVII Commercial Bankruptcy and Composition Division.

On 16 January 2002, the Warsaw District Court, XVII Commercial Division decided to dismiss the petition for bankruptcy of Elektrim S.A. and open composition proceedings.

On 5 March 2002, Judge Commissioner made a decision setting the date of the Meeting of Elektrim's Creditors for 23 April 2002.

A new composition proposal was presented to the Company's creditors at the Meeting of Creditors held on 23 April 2002. The Management Board's proposal provided for a full repayment of receivables to all creditors, except for the bondholders of exchangeable bonds who would be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

After reviewing the new proposal of the Company's Management Board and a discussion the proposal was voted. The bondholders of the exchangeable bonds who represent a total in excess of 80% of the total amount of receivables voted against the acceptance of the new composition proposal.

In view of the above, the court decided to discontinue the composition proceeding owing to the lack of the required majority of creditors voting for the composition.

On 10 May 2002, the Management Board of Elektrim S.A. executed heads of agreement with bondholders of exchangeable bonds issued by Elektrim Finance B.V. The above agreement is presented in section **Significant Events , Composition proceeding of Elektrim S.A.**

BRE Bank S.A. i PKO S.A.

On 25 April 2002, Elektrim S.A. filed a claim with the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and a claim against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment.

The above amounts result from the fact that on 27 March 2002 and 2 April 2002, BRE Bank S.A. and PeKaO S.A. debited Elektrim's account with the amount of Elektrim's liability as guarantor of syndicated credit no 17/075/98/Z/IK dated 4 January 1999 extended to company RST El-Net S.A.

In the opinion of the Management Board of Elektrim S.A. the action taken by the two banks breached the legal norm under art. 39.1 of the Ordinance of the President of the Polish Republic dated 24 October 1934 – Law on composition proceedings, which restricts the possibility of offsetting receivables during a composition proceeding in progress and thus, the actions should be recognised as invalid.

The claims have been served because Elektrim's demand submitted to the banks on 2 April 2002 requesting repayment of the amounts that had been offset from Elektrim's account have not been satisfied.

k. Other Litigation

C. Elektrim S.A.

The Company is a party in the following lawsuits:

1) i) domestic jurisdiction (value at dispute up to PLN 25,000):
  a) filed by Elektrim (claims) for PLN 293,921.36 in total;
  b) filed against Elektrim (liabilities) for PLN 174,000.44 and DEM 84,297.88 in total;
ii) domestic jurisdiction (value at dispute exceeding PLN 25,000):
  c) filed by Elektrim for PLN 171,688,882.04 in total (including claims under 3 bankruptcy proceedings: x) Radomska Wytwórnia Telefonów S.A. in Radom for PLN 13,496,217; xx) PTO Sp. z o.o. for PLN 62,413,714.84 zł; and xxx) Polish Phonesat Sp. z o.o. for PLN 55,289,503.18 with interest thereon. All the above cases are pending.), and for US$ 2,000,000;
  d) filed against Elektrim for PLN 12,676,845.74 and DEM 34,480 in total.

2) suits filed by Elektrim in jurisdictions abroad:
i) for US$ for a total of USD 24,349.68;
ii) for ATS for a total of ATS 308,400 ;
iii) for BEF for a total of BEF 692,993.

D. Subsidiaries

4) **Elektrim Megadex S.A.** is sued for payment of PLN 2,215,840.33 in total and US$ 2,771,000 (including a claim of Mr. Bogdan Sobczyński dated 27 May 1991 for remuneration in respect of an employee's invention; the value at dispute amounts to US$ 2,734,000. The case is pending; the Court of second instance dismissed the case and the petition for cassation was filed) and filed suits for PLN 690,947.77 in total.

5) **Enelka (Turkey)** is sued for payment of US$ 10,074,793.84 in total, including:

(i) TEPE sued Enelka for US$ 6,724,793.84. Before the suit was filed, the claimant was awarded an interim security by the Court of Kadikoy that withheld the collection of L/Gs by Enelka. The Court dismissed the case on the grounds that "the dispute is not within the jurisdiction of a general court since the Parties provided for submission of disputes to the arbitration court in the agreement". TEPE appealed from this decision.

(ii) Execution proceedings initiated by Elektrim S.A. against Enelka to recover US$ 3,350,000 in respect of a bill of exchange dated 26 January 1996 and payable on 26 April 1996. Since Enelka waived all disputes and claims, the bill of exchange is due from Enelka. A court receiver issued an order of attachment of Enelka's title to Marin City real estate.

6) **eCenter S.A.**

i) Comp S.A. has sued eCenter for the payment of PLN 125,000 for the realisation of the last stage of implementing Storage Area network. The suit was commenced on 9 July 2001.

iii) Koma S.A. has sued eCenter for the payment of PLN 335,793.48 together with accrued interest for the delivery of computer hardware. The suit was commenced on 4 June 2001.

4) **Elektrim-Volt S.A.**

The Company is claiming its receivables in two bankruptcy proceedings: for the amount of PLN 155,985.04 in the proceeding commenced on 12 December 2001 against Polish Phonesat Sp. z o.o., and for the amount of PLN 181,906.77 in the proceeding commenced on 11 January 2002 against Inter-Net Sp. z o.o. In addition, the Company is claiming its receivables in the amount of PLN 174,693.52 in the proceeding commenced on 17 September 2001 relating to Progress Construction Holding S.A.

5) **Penetrator Capital Group**

Total value of receivables sued from Dom Maklerski Penetrator S.A. is PLN 1 028 436.66. Total value of receivables sued by Dom Maklerski Penetrator S.A. is PLN 1 069 888.66.

Related-party transactions of Elektrim S.A. and its subsidiaries other than customary and regular ones *(in accordance with information presented by companies)*

	Entity participating in the transaction	Relation of the issuer or its subsidiary with the entity participating in the transaction	Transaction	Financial conditions (PLN in thousands)	Important terms and conditions of the transaction, in particular those different from generally accepted terms and conditions of such transactions	Additional information
1	Elektrim – Volt S.A.	Elektrim S.A. is parent company for Elektrim – Volt S.A.	Purchase from Elektrim S.A. of shares of „Pątnów – Adamów – Konin" Power Plant S.A.	12 000	conditional agreement – final agreement will be signed 30 days after the composition proceeding of Elektrim S.A. has been approved or by 31,03,2003 if the composition is not approved,	

Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees *(in accordance with information presented by companies)*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
Elektrim Megadex S.A.		**In PLN thous.**				
NFOŚ	PLN 900 thousand	900	30-09-04	No fee	Rafako S.A.	Associated company
Elektrim Megadex razem.		**900**				
ZE PAK S.A.						
Funduszu Ochrony Środowiska S.A. in Poznań	PLN 4 688 thousand	4 688	31-10-05	Transfer of ownership right for the amount of PLN 5160 thousand. No fee.	Gipsitech Sp. z o.o.	Indirect associated company
ZE PAK - total		**4 688**				
Total		**5 588**				

<u>Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees</u> *<u>(in accordance with information presented by companies)</u>*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
		In PLN thous.				
Elektrim S.A.						
Bank Gospodarki Żywnościowej S.A.	PLN 64 583 thousand	64 583	28-01-11	1% p. a.	Elektrim TV-TEL Sp. z o.o.	Indirect associated company
Powszechny Bank Gospodarczy S.A.	PLN 21 126 thousand	21 126	20-01-05	1% p. a.	Elektrim TV-TEL Sp. z o.o.	Indirect associated company
Bank Przemysłowo-Handlowy S.A.	PLN 7 000 thousand	7 000	30-10-10	1% p. a.	Elektrim Megadex. S.A.	Subsidiary company
BRE Bank S.A.**	PLN 93 210 thousand	93 210	30-06-08	1% p. a.	RST El-NET S.A.	Indirect associated company
Robobank Polska S.A.	PLN 100 thousand	100	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Robobank Polska S.A.	PLN 90 thousand	90	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Robobank Polska S.A.	PLN 107 thousand	107	15-03-04	0,5 % p. a.	Elter -Elagro Sp. z o.o.	None
Narodowy Fundusz Ochrony Środowiska	PLN 2 957 thousand	2 957	30-06-03	No fee	POLLYTAG S.A.	Indirect associated company
Bank Ochrony Środowiska S.A.	PLN 3 850 thousand	3 850	31-12-07	No fee	Urząd Gminy-Miasto Chełmno.	None
Ericsson Credit AB	EURO 21 129 thousand	76 139		No fee	VPN Services	Subsidiary company
Elektrim S.A. total		**269 162**				
ZE PAK S.A.						
BOŚ S.A. in Częstochowa	PLN 5 000 thousand	5 000	31-12-02	Cession of receivables of PSE S.A. No fee	El Bełchatów S.A.	None
ZE PAK total		**5 000**				
total		**274 162**				

Guarantees Granted by Elektrim S.A. or Its Subsidiaries for Loans or Credits or Own Guarantees *(in accordance with information presented by companies)*

Company to which a guarantee is extended	Total amount of extended loans that have been guaranteed in whole or part		Guarantee expiry date	Financial conditions of guarantee, including fee of the Company for guarantees granted	Entity whose liabilities are guaranteed	Relation between issuer and borrower
		In PLN thousand				
Elektrim S.A.						
MHB Mitteleuropaische Handelsbank Aktiengesellschaft Deutsch - Polnische Bank, Lindenstrasse 15, D-50325 Frankfurt am Main	USD 5 010 thousand	20 702	06-12-04	No fee	Indian contract	None
THC Cronemeyer GmbH, Von-der-Tann-Sr:42, D-44143 Dortmundt	EURO 3 ,13 thousand	11	31-05-04	No fee	Elektrim S.A.	issuer
Consortium Alstom Power Boiler/Rafako, Augsburger Strasse 712, D-70329 Stuttgart	EURO 9 699 thousand	34 951	30-10-04	1%p.a.	Elektrim Megadex. S.A.	Subsidiary company
Alstom Power Sp. z o.o., ul. Stoczniowa 2, Elbląg	EURO 7 876 thousand	28 382	30-10-04	1%p.a.	Elektrim Megadex. S.A.	Subsidiary company
total Elektrim S.A.		**84 046**				
Elektrim Megadex. S.A.						
WARTSILA NSD	CHF 5 720 thousand	14 063	31.12.03	No fee	Zakłady Urządzeń Technicznych S.A. "Zgoda:"	None
HAMON ROTHEMULLER	EURO 327 thousand	949	21-03-05	No fee	Elektrim Megadex. S.A.	Subsidiary company
HAMON ROTHEMULLER	EURO 64 thousand	229	30-10-.03	No fee	Elektrim S.A.	issuer
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	71 641	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	70 083	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Elektrownia Pątnów II Sp. z o.o.	EURO 18 850 thousand	66 003	30-09-04	No fee	Elektrim Megadex S.A.	Subsidiary company
Rafako S.A.	EURO 824 thousand	2 968	15-10-04	No fee	Elektrim Megadex S.A	Subsidiary company
ABN AMRO Bank S.A.	EURO1 316 thousand	4 743	13-06-02	No fee	Elektrim Megadex S.A	Subsidiary company
BIG BG S.A.	PLN 225 thousand	225	15-07-02	No fee	Elektrim Megadex S.A	Subsidiary company
BA-Creditanstalt Leasing Poland Sp. z o.o.	PLN 1 764 thousand	1 764	28-02-04	No fee	Elektrim Megadex S.A	Subsidiary company
BRE Leasing Sp. z o.o.	PLN 8 658 thousand	8 658	31-01-05	No fee	Elektrim Megadex S.A	Subsidiary company
Hydrobudowa-6 S.A.	PLN 2 100 thousand	2 100	31-03-02	No fee	Elektrim Megadex S.A	Subsidiary company
Ec. Warszawskie S.A.	PLN thousand	44	15-10-03	No fee	Elektrim Megadex S.A	Subsidiary company
Elektrim Megadex total		**243 470**				
Metalexfrance, France						
Metalexfrance BTV Sp. z o.o Warszawa	PLN 50 thousand	50	30-06-02		Metalexfrance, Francja	Associated company
Metalexfrance total		**50**				
ZE PAK S.A.						
Enegoprojekt Katowice S.A.	960 thousand	960	31-12-02	Fee representing 0,1% per month of the value of used advance payment	El PAK S.A.	Indirect associated company
ZE PAK total		**960**				
total		**328 526**				

Additional Information

The annual condensed consolidated financial statements of companies that are not subject to consolidation form an appendix to annual consolidated statements of the Capital Group of Elektrim's associated companies. The semi- annual condensed consolidated financial statements of companies that are not subject to consolidation form an appendix to semi-annual consolidated statements of the Capital Group of Elektrim's associated companies.

Consolidation eliminations in the Group's consolidated financial statement for 1 Q 2002 were made pursuant to art. 57.1, 57.2 and 57.3 of the Accounting Law of 29 September 1994 as amended on 9 November 2000. According to it, the companies that were not subject to consolidation were those over which, according to the board of the parent company's forecast, control or joint control is not permanent or will last for a shorter time than one year from the balance sheet date (art. 58.1.1), and the values presented in their financial statements are insignificant versus the parent company's financial statement and the Capital Group's consolidated financial statement.

Data justifying eliminations

Accrued sales from 1 January 2002 to 31 March 2002, balance sheet sum as of 31 March 2002 were as follows (in PLN thousand):

Companies not subject to consolidation	Issuer's interest in the company	Net sales and financial operations of a given company/group	Balance sheet sum of a given company/group	% of Issuer's sales	% of the Issuer's balance sheet sum
Port Praski Sp. z o.o.	100.00%	563	53,671	0.62	0.66
Makler Market Sp. z o.o.	100.00%	692	1,960	0.76	0.02
IDM Warsaw Sp. z o.o.	100.00%	6	1,458	0.01	.02
Elektrim Online Sp. z o.o.	100.00%	0	487	0.00	0.01
El Sp. z o.o.	100.00%	159	16,864	0.17	0.21
Enelka LTD*	98.07%	-	63	-	0.00
VPN Service Sp. z o.o.	98.00%	1,554	18,765	.71	0.23
Apena S.A.	8.42%	505	15,711	0.56	0.19
Opolwap Grunt Sp.z o.o.	1.05%	22	652	0.02	0.01
Grupa DM Penetrator S.A.	51.00%	4,484	42,622	4.94	0.52
Belkos. Mińsk***	50.00%	-	126	-	.00
Metalexfrance. Francja**	20.92%	35,540	50,832	39.18	0.62
Toolmex Corporation***	20.21%	-	12,255	-	0.15
El-Dystrybucja Sp. z o.o.	20.00%	0	4	0.00	0.00
Elektrim S.A.	issuer	90,720	8,158,593	100.00	00.00

Total value	Companies not subject to consolidation	Elektrim Group (without eliminations)	Interest in %
Balance sheet sums	215,471	23,534,097	0.92
Net sales and financial operations	43,524	1,439,104	3.02

Companis eliminated from consolidation:
* Enelka Ltd, based in Turkey ("Enelka") operates under long-term restrictions which significantly impair its ability to transfer funds to the parent company. Sourcing information needed to consolidate the comapny in a fair way is connected with incurring very high costs (art. 58.1.3). The company has not submitted its 1 Q 2002 financial statement. The balance sheet sum presents the company's share capital.

** Metalexfrance, France, an associated company in which Elektrim S.A. holds 20.92% of share capital. Metalexfrance conducts trade activities with sales and costs on a similar level. Therefore, this year it has generated a net profit that is

insignificant for the Group. Despite significant sales, it would be consolidated under equity method in the Group's consolidated statement owing to the fact that it is an associated company. The impact of such a valuation on the Group's consolidated statement is insignificant and therefore, consolidation was abandoned (art. 58.1.1 in connection with art.63a).

*** - Companies Belkos Mińsk, Bielarus and Toolmex Corporation, USA are Elektrim's associated companies. These companies' statements are prepared as of the end of the turnover year (end of calendar year) pursuant to the regulations of their countries of incorporation. Sourcing information needed to consolidate the comapny in a fair way under equity method (art. 58.1.3) is connected with incurring very high costs relating to the preparation of additional quarterly, semi-annual and annual statements (according to Polish Accounting Standards). Due to the fact that no 1 Q 2002 statements were prepared for the above mentioned companies, in the Group's joint table – balance sheet sum, the share capital of is presented in accordance with accounting principles.

In addition, Elektrim S.A. holds shares/interests of the following associated companies over which it has limited control (bankruptcy or liquidation):

- Selto, Rosja - (Elektrim's 66.19% subsidiary) company in liquidation since 1996,
- Elektrim India PVT,LTD New Delhi - (Elektrim's 51.01% subsidiary) company in liquidation since 2000,
- Polish Phonesat Sp, z o,o,- (Elektrim's 100% subsidiary), declared bankrupt on 6 November 2001,
- AGS NEW Media Sp, z o,o,, Warszawa - (Elektrim's 100% subsidiary), On 4 March 2002 bankruptcy petition was filed,
- Pracownicze Towarzystwo Emerytalne "Energia" S,A, – (Elektrim's 96% subsidiary) – on 22 March 2002, the company's Extraordinary Shareholders Meeting resolved to dissolve the company and open liquidation procedures,
- eCenter Sp, z o,o,- (Elektrim's 58% subsidiary) – on 29 March 2002 bankruptcy petition was filed,
- Easy Net S,A,, Warszawa - (Elektrim's 100% subsidiary)) – on 29 March 2002 bankruptcy petition was filed.

Other information

Under the process aimed at organising the portfolio of IT companies, in the first quarter of 2002, Elektrim S,A, took steps relating to bankruptcy proceedings with respect to the following companies: eCenter S.A., AGS New Media Sp. z o.o. and Easy Net S.A.

No major changes were registered in the headcount of Elektrim S.A.
/end/

5. Announcement dated 23 May 2002 :

The Management Board of Elektrim S.A. announces that on 22 May 2002, Elektrownia Pątnów II (power plant), 100% subsidiary of Zespół Elektrowni Pątnów-Adamów-Konin S.A., in which Elektrim S.A. holds 38,46% received a letter cancelling the credit agreement dated 6 August 2001 in the amount of USD 392 million. The letter was sent by the Consortium of Banks arranging a syndicated facility to finance the project of Pątnów II Power Plant modernisation.

In a separate letter the Consortium of Banks offered further co-operation in putting forward the project while restructuring the facility.

Zespół Elektrowni Pątnów-Adamów-Konin S.A. would like to announce that no drawdowns have been effected todate under the above mentioned credit agreement and the project has been carried out basing on PAK's own funds.

The cancellation of the credit agreement is caused, among others, by the prolonged composition proceeding of Elektrim S.A.

The Management Board of Elektrim S.A. believes that as soon as the agreement with creditors is signed the Elektrim Group will be able to source further funding for the modernisation of Pątnów II Power plant.

Yours faithfully,

PREZES ZARZĄDU

Maciej Radziwiłł

Elektrim

Warsaw, 10 June 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 2 April 2002 :**

The Management Board of Elektrim S.A. announces the draft resolutions which it is going to present at the Company's Extraordinary General Meeting of Shareholders on 10 April 2002:

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
ELEKTRIM S.A.
Dated 10 April 2002

regarding the determination of the number of Supervisory Board members

Pursuant to art. 13 section 1 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. determines that the Company's Supervisory Board will count .... members.

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 652 88 01, 652 81 11
fax (+48 22) 652 87 56; www.elektrim.pl

RESOLUTION
OF GROUP NO ...
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Mr/Ms .... has been appointed to the Company's Supervisory Board as a result of group voting pursuant to art. 385 § 5 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code.

If a greater number of shareholders' groups is established, draft resolutions for each group will be analogous.

If not all seats on the Supervisory Board have been filled in a voting by separate groups, the draft resolution presented below will be voted:

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Mr/Ms .... has been appointed to the Company's Supervisory Board as a result of group voting pursuant to art. 385 § 6 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code.

If there is a greater number of voting, draft resolutions will be analogous.

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
ELEKTRIM S.A.
Dated 10 April 2002

regarding the appointment of the Supervisory Board Chairman.

Pursuant to art. 11 section 2 and art. 13 section 2 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. appoints Mr/Ms .... as Chairman of the Supervisory Board.

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
ELEKTRIM S.A.
Dated 10 April 2002

regarding the appointment of the Supervisory Board Vice Chairman.

Pursuant to art. 11 section 2 and art. 13 section 2 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. appoints Mr/Ms .... as Vice Chairman of the Supervisory Board.

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF ELEKTRIM S.A.
Dated 10 April 2002

Regarding principles for setting remuneration of the Company's Supervisory Board members.

Pursuant to art. 11 section 7 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. sets the monthly remuneration for each member of the Company's Supervisory Board in the amount of the PLN equivalent of USD 2,000 (two thousand American dollars) effective from 1 May 2002.

2. Announcement dated 3 April 2002 :

The Management Board of Elektrim S.A. announces that on 2 April 2002, Elektrim S.A. received a letter from BRE Bank S.A., acting as the Agent of the Consortium of Banks, notifying Elektrim S.A. as the guarantor of RST El-Net S.A. by virtue of the syndicated investment credit no 17/075/98/Z/IK dated 4 January 1999, about deducting the due receivables of BRE Bank S.A. from the account of Elektrim S.A. in the total amount of PLN 10,730,222.15 which includes the principal, statutory interest for 7 days and contractual interest.

BRE Bank S.A., acting as the Agent of the Consortium of Banks, states that all liabilities of Elektrim S.A. resulting from the guarantee have been fully repaid, i.e. to the amount of the principal of the credit - PLN 93,210,000, together will all interest and costs due to banks on the principal.

The Management Board of Elektrim S.A. announces that as in the case of the offset referred to in disclosure no 57/02 dated 28 March 2002, the receivables due in virtue of guaranteeing the credit for RST El-Net S.A. are included in the list of receivables under Elektrim's composition proceedings.

3. Announcement dated 3 April 2002 :

The Management Board of Elektrim S.A. announces that on 3 April 2002 it was informed by BRE Bank S.A. that as a result of purchase transactions on the stock exchange BRE Bank S.A. holds 11,987,628 shares of Elektrim S.A. representing 14.31% of the company's share capital. The number of shares entitles to 11,987,628 votes at the general meeting of Elektrim S.A.

Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. a subsidiary company of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of share capital which entitle to 930,000 votes at the general meeting which represents 1.11% of the total number of votes at the general meeting of Elektrim S.A.

BRE Bank S.A. jointly (directly and indirectly) holds 12,917,628 shares of Elektrim S.A. which represent 15.42% of the share capital and entitle to 12,917,628 votes at the general meeting which represents 15.42% of the total number of votes at the general meeting of Elektrim S.A

4. Announcement dated 8 April 2002 :
The Management Board of Elektrim S.A. announces that today it has received an offer for the purchase of 49% of shares of Elektrim Telekomunikacja (hereinafter referred to as "Shares") held by Elektrim S.A. from Elliot Advisors (UK) Ltd acting on behalf of the funds it manages and Centaurus Alpha Master Fund.

The offer provides for the total purchase price of EURO 450 million partly paid in cash, partly in the form of releasing Elektrim S.A. from the debt due on the exchangeable bonds and, with regard to the remaining amount – in the form of a 5-year redemption period debenture.

The offer provides for a number of conditions, which have to be satisfied to finalise the transaction, including due diligence of Elektrim Telekomunikacja, assurance of tenderers to finance the purchase of Shares and submission of relevant representations and warranties by Elektrim relating to Elektrim Telekomunikacja.

5. Announcement dated 8 April 2002 :
The Management Board of Elektrim S.A. announces that it has received a letter from Multico Sp. z o.o in which it rectifies an obvious error in disclosure no 50/02 dated 18 March 2002.

The correct wording in the above disclosure should be "together with parent entity Zbigniew Jakubas" instead of "as the parent entity".

6. Announcement dated 8 April 2002 :
The Management Board of Elektrim S.A. announces that on 8 April 2002, Elektrim's Supervisory Board, at the request of the Management Board President, appointed Mr Maciej Radziwiłł as member of Elektrim's Management Board.

Following graduation, in the years 1987-1990, Maciej Radziwiłł (41) was assistant in the Institute of Sociology of the Warsaw University. Then, he started working as consultant in Międzynarodowa Fundacja Prywatyzacji i Rozwoju Rynków Kapitałowych (International Foundation for the Privatisation and Development of Capital Markets in Poland). In the years 1991-1993, he was Financial Marketing Consultant in NBS Bewe Rogerson. In the years 1993 - 1994, he worked as Chief Analyst in Creditanstalt Securities S.A., and, next – Financial Analysis Director in Credit Suisse First Boston (Polska) Sp. z o.o. (1994-1995). From 1995 to 1998 he was Financial Analysis Director in Union Bank of Switzerland. Since 1998, he has been President of the Management Board of Cresco Financial Advisors Sp. z o.o.

Maciej Radziwiłł graduated from the Sociology Department and Management and Marketing Department of the Warsaw University. He received Master of Business Administration at the University of Illinois.

He is chairman of the supervisory board of Polskie Przedsiębiorstw Wydawnictw Kartograficznych S.A. and supervisory board member in the following companies: Przedsiębiorstwo Kolejowych Robót Elektryfikacyjnych SA and Towarzystwo Doradztwa Inwestycyjnego Sp. z o.o.

7. Announcement dated 9 April 2002 :

The Management Board of Elektrim S.A. announces that it is in talks with representatives of BRE Bank S.A. and Eastbridge Group relating to the sale of shares of Elektrim Telekomunikacja Sp. z o.o. held by Elektrim S.A. to the above entities.

The proposals presented by BRE/Eastbridge contain a number of terms and conditions that have to be satisfied for the transaction to be carried out.

Legal and tax circumstances and the resulting complexity of the contemplated agreement lead to the fact that the comparison of the discussed proposals with the offer presented by, among others, Elliot Advisors referred to in disclosure no 63/02 will only be possible at a further stage of negotiations.

8. Announcement dated 10 April 2002 :

Resolutions of the Extraordinary General Meeting of Shareholders of Elektrim S.A. and Announcement of a Break in the Debates.

The Management Board of Elektrim S.A. announces that the Extraordinary General Meeting of Shareholders of Elektrim S.A. held on 10 April 2002 passed the following resolutions:

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Dated 10 April 2002

Regarding the determination of the number of Supervisory Board members
Pursuant to art. 13 section 1 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. determines that the Company's Supervisory Board will consist of 8 members.

RESOLUTION
OF GROUP NO I
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Pursuant to art. 385 § 5 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code as a result of group voting Mr Maciej Raczkiewicz and Mr Hubert Janiszewski have been elected Supervisory Board members.

RESOLUTION
OF GROUP NO II
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Pursuant to art. 385 § 5 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code as a result of group voting Mr Zbigniew Jakubas has been elected Supervisory Board member.

RESOLUTION
OF GROUP NO III
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Pursuant to art. 385 § 5 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code as a result of group voting Mr Ryszard Opara has been elected Supervisory Board member.

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Dated 10 April 2002

regarding the election of the Company's Supervisory Board member.

Pursuant to art. 385 § 6 in connection with art. 385 § 3 of the Commercial Companies and Partnerships Code the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. has elected the following persons to the Supervisory Board of Elektrim S.A.: Danwood Syed, Jacques Attali, Michel Picot, Dominique Gibert.

Furthermore, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. has resolved to announce a break in the debates. The Meeting will be resumed on Friday, 12 April 2002 at 12.00 in the Company's seat in Warsaw at Pańska 77/79.

Upon receiving the CVs of Supervisory Board members they will be disclosed in a separate report.

9. Announcement dated 10 April 2002 :
The Management Board of Elektrim S.A. announces that on 9 April 2002, it received a confirmation of concluding on 2 April 2002 of the agreement "Parent Company Guarantee" between Elektrim S.A. and Elektrociepłownia Zielona Góra S.A. (CHP Zielona Góra).

On 12 March 2002, Elektrim–Megadex S.A., Elektrim's subsidiary, signed EURO 87,148,000 contract, together with Fortum Engineering Ltd Finlandia, with Elektrociepłownia Zielona Góra S.A. for the construction of a gas and steam driven unit of the capacity of 190 MWe and 95 MWt on a "turn-key" basis.

Elektrim S.A. has extended a guarantee for the execution of the terms and conditions of the above contract and agreed to become liable for the satisfaction of any liabilities under the contract, in particular, it agreed to pay compensation to Elektrociepłownia Zielona Góra S.A. for damages incurred by the Plant as a result of non-performance or improper performance of the contract. Elektrim's maximum liability resulting from the guarantee shall not exceed the amount of EURO 52,364,000.

Elektrim's liability will be subject to a prior award of the Arbitration Court stating the fault of the contractor under the contract, and refusal to pay the awarded compensation by Elektrim-Megadex S.A. after receipt of a relevant demand from Elektrociepłownia Zielona Góra S.A. Elektrim S.A. will be liable on behalf of Elektrim – Megadex S.A. in the case of the latter's insolvency or failure to pay liabilities under the contract.

At the same time, Elektrim S.A. has extended a counter-guarantee to the above contract to Fortum Power and Heat Oy, i.e. parent company of Fortum Engineering Ltd, to the amount of EURO 17,580,000 in connection with the guarantee extended by Fortum Power and Heat Oy to Elektrociepłownia Zielona Góra S.A. for the amount of EURO 34,784,000. The total amount of guarantees extended by Elektrim S.A. under the above contract is EURO 69,882,000.

10. Announcement dated 12 April 2002 :
The Management Board of Elektrim S.A. announces that the Extraordinary General Meeting of Shareholders of Elektrim S.A. convened for 10 April 2002, which resumed debates on 12 April 2002 after a break, approved resolutions regarding the appointment of the Supervisory Board's Chairman and Vice Chairman and set principles for the Supervisory Board's remuneration.

We present the content of the resolutions approved by the EGM of Elektrim S.A. on 12 April 2002:

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Held on 10 April 2002
Resumed on 12 April 2002

regarding the appointment of the Supervisory Board Chairman.

Pursuant to art. 11 section 2 and art. 13 section 2 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. appoints Mr Dawood Syed as Chairman of the Supervisory Board.

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Held on 10 April 2002
Resumed on 12 April 2002

regarding the appointment of the Supervisory Board Vice Chairman.

Pursuant to art. 11 section 2 and art. 13 section 2 of the Company Statutes of ELEKTRIM S.A. with its seat in Warsaw, the Extraordinary General Meeting of Shareholders of ELEKTRIM S.A. appoints Mr Hubert Janiszewski as Vice Chairman of the Supervisory Board.

During the debates a formal request was motioned regarding a change in the content of the resolution relating to the remuneration for Supervisory Board members, i.e. a motion to approve the following wording of the resolution:

RESOLUTION
OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ELEKTRIM S.A.
Held on 10 April 2002
Resumed on 12 April 2002

Regarding principles for setting remuneration of the Company's Supervisory Board Members.

The Extraordinary General Meeting of Shareholders of Elektrim S.A. resolves hereby not to change the present principles of remuneration of the Company's Supervisory Board Members.

A resolution with the above content has been passed.

11. Announcement dated 12 April 2002 :
The Management Board of Elektrim S.A. announces that on 11 April 2002, it was informed by BRE Bank S.A. that as a result of purchase transactions on the stock exchange BRE Bank S.A. holds 13,694,552 shares of Elektrim S.A. representing 16.35% of the company's share capital. The number of shares entitles to 13,694,552 votes at the general meeting of Elektrim S.A., which represents 16.35% of the total number of votes at the general meeting.

Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o. a subsidiary company of BRE Bank S.A. holds 930,000 shares of Elektrim S.A. representing 1.11% of share capital, which entitle to 930,000 votes at the general meeting, which represents 1.11% of the total number of votes at the general meeting of Elektrim S.A.

BRE Bank S.A. jointly (directly and indirectly) holds 14,624,552 shares of Elektrim S.A. which represent 17.46% of the share capital and entitle to 14,624,552 votes at the general meeting which represents 17.46% of the total number of votes at the general meeting of Elektrim S.A.

12. Announcement dated 15 April 2002 :
The Management Board of Elektrim S.A. is in talks relating to the sale of shares of Elektrim Telekomunikacja Sp. z o.o. held by Elektrim with two consortiums: 1) BRE Bank/Eastbridge and the consortium of two bondholders: Elliot Advisors and Centaurus Alpha Master Fund.

The offer of the latter was presented in disclosure no 63/02 on 8 April 2002. Another round of talks regarding this offer is scheduled for this week.

The BRE Bank/Eastbridge consortium has not submitted a formal offer for the purchase of shares of Elektrim Telekomunikacja, but the progress in talks with the consortium is, in the Management Board's opinion, at least comparable to the progress in talks with the consortium of bondholders.

The transaction structure proposed by BRE Bank/Eastbridge is different from the structure presented in the bondholders' offer and requires detailed legal and tax analysis. With regard to the above the final evaluation of proposals that are being discussed with each of the consortiums will only be possible at a further stage of negotiations.

13. Announcement dated 17 April 2002 :
The Management Board of Elektrim S.A. announces that at the Extraordinary Meeting of Shareholders of Elektrim S.A. convened for 10 April 2002 the shareholders present who represented a total of 55.85% of the Company's share capital and held over 5% of the total number of votes at the Meeting were as follows:

1. BRE Bank S.A. (Poland) – 12,687,628 shares and 12,687,628 of the total number of votes at the EMS,
2. Opara Ryszard (Poland) – 7,998,466 shares and 7,998,466 of the total number of votes at the EMS,
3. Jakubas Zbigniew (Poland) – 4,639,803 shares and 4,639,803 of the total number of votes at the EMS,
4. Merging Markets Development S.A. (Luxemburg) – 4,179,933 shares and 4,179,933 of the total number of votes at the EMS,
5. Vivendi Universal S.A. (France) – 4,079,683 shares and 4,079,683 of the total number of votes at the EMS,

On 12 April 2002, after a break in the EMS shareholders that represented a total of 50.46% of the Company's share capital were present at the Meeting. The list of shareholders that held over 5% of the total number of votes at the Meeting did not change.

14. Announcement dated 17 April 2002 :
The Management Board of Elektrim S.A. would like to inform that today, i.e. 17 April 2002, after another round of negotiations, it has presented a new, improved proposal of the repayment of debt that is due on the exchangeable bonds issued by the Company.

The Management Board of Elektrim S.A. believes that the new proposal goes a long way toward meeting the demands presented to-date by the bondholders.

15. Announcement dated 19 April 2002 :
Elektrim S.A. announces that at the meeting of Elektrim's Supervisory Board held on 19 April 2002, the Supervisory Board unanimously approved the following resolutions:

Resolution 1
of the Supervisory Board of Elektrim S.A.
Dated 19 April 2002

The Supervisory Board of Elektrim S.A., acting pursuant to §17 section 3 of the Company Statutes and Art. 368 §4 of the Code of Commercial Companies, recalls Mr Dariusz Jacek Krawiec from the post of President of the Management Board of Elektrim S.A. and recalls him from the Management Board.

The resolution enters into force on approval.

Resolution 2
of the Supervisory Board of Elektrim S.A.
Dated 19 April 2002

The Supervisory Board of Elektrim S.A., acting pursuant to §17 section 3 of the Company Statutes and Art. 368 §4 of the Code of Commercial Companies, appoints Mr Maciej Radziwiłł as President of the Management Board of Elektrim S.A.

The resolution enters into force on approval.

Resolution 3
of the Supervisory Board of Elektrim S.A.
Dated 19 April 2002

The Supervisory Board of Elektrim S.A., acting pursuant to §17 section 3 of the Company Statutes and Art. 368 §4 of the Code of Commercial Companies, appoints Mr Robert Butzke as Vice President of the Management Board of Elektrim S.A.

The resolution enters into force on approval.

16. Announcement dated 22 April 2002 :
Robert Butzke (45) – graduated from the University of Gdańsk, Foreign Trade Department. In the years 1981-1999, he worked for ABB Zamech Sp. z o.o. in Elbląg (previously: Zakłady Mechaniczne Zamech) where he worked at all organisational tiers, first as a trader, finally as president of the management board. In the years 1996-1999 he was Vice President of the management board, Director of the Power Generation Department in Asea Brown Boveri Ltd in Warsaw. From April to November 1999 – Board President of Elektrim Energetyka S.A. and Megadex S.A. Since 2 November 1999, he has been President of the Management Board of Elektrim Megadex S.A. Robert Butzke is Vice Chairman of the Commercial Chamber of Power and Environment Protection, Chairman of Energy Working Group – a Committee of US-EU-Poland - Centre for Strategic & International Studies, Washington DC, member of the Board of Polish Academic and Economic Forum, Chairman of the Supervisory Board of Rafako S.A. and member of supervisory boards in ZE PAK S.A. and Izomar Sp. z o.o. Since 2002, he has been

member of the Social, Economic and Legal Team of the Scientific Research Committee, nominated by the Polish Prime Minister. He was awarded the Knight's Cross of the Order of the Rebirth of Poland for outstanding achievements in the field of Poland's economic development

17. Announcement dated 22 April 2002 :
The Management Board of Elektrim S.A. announces that on 23 April 2002, it will present new composition proposals to the Company's creditors. The new proposals provide for a full repayment of receivables to all creditors, except for the bondholders, by 30 July 2002. The bondholders of exchangeable bonds will be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

18. Announcement dated 23 April 2002 :
The Management Board of Elektrim S.A. announces that on 23 April 2002, a new composition proposal has been presented to the Company's creditors at the Meeting of Creditors. The Management Board's proposal provides for a full repayment of receivables to all creditors, except for the bondholders of exchangeable bonds who would be satisfied by 30 July 2002 to the amount of Euro 200 million with the repayment of their remaining receivables by 15 June 2005.

After reviewing the new proposal of the Company's Management Board and a discussion the proposal was voted. The bondholders of the exchangeable bonds who represent a total of 80% of the total amount of receivables voted against the acceptance of the new composition proposal, while the majority of the remaining creditors voted for the acceptance of the composition. In view of the above, the court decided to discontinue the composition proceeding owing to the lack of the required majority of creditors voting for the composition.

19. Announcement dated 24 April 2002 :
The Management Board of Elektrim S.A. announces that on 23 April 2002, the Management Board of company VPN Service Sp. z o.o., based in Warsaw, (98% subsidiary of Elektrim S.A.) filed a petition for the declaration of bankruptcy of VPN Service Sp. z o.o. in the Warsaw District Court, Commercial Court, XVII Economic Division.

20. Announcement dated 24 April 2002 :
In addition to the information presented in disclosure no 77/02 dated 24 April 2002, the Management Board of Elektrim S.A. announces that the Court's decision with regard to discontinuing the composition proceeding will become final and valid 7 days of the announcement of the decision, i.e. on 30 April 2002.

The Company's Management Board is considering lodging a complaint against the decision pursuant to the regulations in force.

21. Announcement dated 25 April 2002 :
The Management Board of Elektrim S.A. announces that on 25 April 2002, it filed a claim with the Warsaw Regional Court against BRE Bank S.A. claiming payment of PLN 62,706,593.54 plus interest accrued until the date of payment, and a claim against PeKaO S.A. claiming payment of PLN 35,075,324.80 plus interest accrued until the date of payment.

The above amounts result from the fact that on 27 March 2002, BRE Bank S.A. and PeKaO S.A. debited Elektrim's account with the amount of Elektrim's liability as guarantor of syndicated credit no 17/075/98/Z/IK dated 4 January 1999 extended to company RST El-Net S.A.

In the opinion of the Management Board of Elektrim S.A. the action taken by the two banks was unacceptable and invalid as it breached the legal norm under art. 39.1 of the Ordinance of the President of the Polish Republic dated 24 October 1934 – Law on composition proceeding, which restricts the possibility of offsetting receivables during a composition proceeding in progress.

The claims have been served because Elektrim's demand submitted to the banks on 2 April 2002 requesting repayment of the amounts that had been offset from Elektrim's account have not been satisfied.

22. Announcement dated 26 April 2002 :
The Management Board of Elektrim S.A. announces that it was informed by Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") that on 25 April 2002, the Management Board of Elektrim Telekomunikacja Sp. z o.o., at the request of Elektrim S.A., recalled Mr Dariusz Jacek Krawiec from PTC's Supervisory Board and appointed Mr Maciej Radziwiłł in his place.

The Management Board of Elektrim S.A. announces that Extraordinary Meeting of Shareholders of Elektrim Telekomunikacja Sp. z o.o. was held on 26 April 2002. The Meeting made changes in the Company's Supervisory Board by recalling Mr Dariusz Jacek Krawiec from the Supervisory Board and appointing Mr Maciej Radziwiłł.

23. Announcement dated 30 April 2002 :
With regard to current report dated April 10, 2002 we present the CVs of Supervisory Board Member Elektrim S.A.:

David Syed - Chairman of Supervisory Board
David Syed graduated from the University of Reims (1985) and the University of Exeter (1987). He was admitted to the Paris Bar in 1991.
D. Syed is a partner experienced in corporate and structured finance. Prior to joining Watson, Farley & Williams in 1992, he spent four years as an in-house lawyer in the international contracts department at Renault in Paris, followed by two years as an associate and partner at Baker & McKenzie in Paris.

He has published a number of articles on legal issues, and participated in a number of international conferences devoted to, among others, structured finance. He is member of the following associations: International Bar Association, Paris Bar Association, Association Française des Avocats Conseils d'Entreprises, Law Society Foreign Lawyer.

Hubert Janiszewski, age 57 – Vice Chairman of Supervisory Board
Mr Janiszewski graduated from the Central School of Planning and Statistics (1968), and the Higher School of Economy in Prague (the Czech Republic).
In 1983, he obtained the degree of PhD at the Warsaw University of Technologies.
He started his professional career in 1996 as head of a department at the Foreign Trade Enterprise "Polservice" in Warsaw where he worked until 1973. In the years 1973-1983, he worked in UNIDO in Vienna. After his return to Poland in 1983, he became deputy director of a department

in the Ministry of Foreign Trade where he worked until 1989. In the years 1989-1990, he was Vice President of the Foreign Investments Agency and in 1991 became Management Board member of BVI, a Polish investment company. In the years 1992-1998 he was President and Director General of HSBC Financial Services Sp. z o.o. (a 100% subsidiary of HSBC Investment Bank). In the years 1998-1999, - Director in Bankers Trust Corporation in London. From March 1999 to 2002, he was Management Board member of Deutsche Bank Polska S.A. and director of a branch of Deutsche Bank AG in London.
Mr Janiszewski is member of supervisory boards of Deutsche Bank Polska S.A., Deutsche Bank 24 S.A., DB Securities S.A., PGF S.A.

Jacques Attali - Supervisory Board Member
Professor, writer, special advisor to President François Mitterrand (1981-1990). He was the founder, in 1984, of Eureka, the main European program on new technologies. Founder and first President of the European Bank for Reconstruction and Development (1991-1993). Recently, J. Attali has also served as Conseiller d'Etat, in Paris, and has advised the United Nations General Secretary on nuclear proliferation.

J. Attali is now chairman of A&A, an international consulting firm based in Paris, and founder, in 1998, and president of PlaNet Finance an international non profit organisation using the Internet against poverty focusing on structuring the microfinance sector (giving hundreds of millions of people in developing countries the opportunity to become entrepreneurs). J. Attali is an economic theorist, with a Ph.D. in Economics of Paris University, as well as degrees from Ecole Polytechnique, Ecole des Mines, Institut d'Etudes Politiques and National School of Administration. He taught economic theory at the Ecole Polytechnique, the Ecole des Ponts et Chaussées, and the University of Paris Dauphine.

His main work in economics and sociology has been on the trends in human history and their use to forecast the future. His novels are mainly science-fiction.

Zbigniew Marek Jakubas, age 50 - Supervisory Board Member
In 1978, he graduated from the Częstochowa Technical University, Electrical Faculty, with a degree in electrical engineering.

He started his professional career at Vocational Schools in Warsaw as a teacher (1978-1979). In 1979-1983, ran its own company. In 1983, joined IPACO Sp. z o.o., based in Międzyrzec Podlaski, an affiliate of the Multico Group, first as a proxy, and then as a shareholder, and finally as president of the Management Board (to date). In 1989, Z. Jakubas established Multico Company as majority shareholder and president of the Management Board (he owns 75% of shares). The Multico Group owns IPACO Sp. z o.o., Multico Oficyna Wydawnicza w Warszawie (publishing house), Multico Press Sp. z o.o., Multivita Sp. z o.o. (mineral water), Zakłady Przemysłu Odzieżowego w Wałbrzychu S.A. (garment), Zakłady Graficzne Multidruk S.A. (printing house). Key industries of the Multico Group are clothing, printing and construction development. In addition, Multico Sp. z o.o. and Multico-Press S.A., as part of their investments, purchased the following shares listed on the Warsaw Stock Exchange: Mennica S.A., Elektrim S.A. and ITI S.A. Individually, Z. Jakubas owns Multidruk S.A. and Krynica Zdrój Sp. z o.o., and holds stakes in Optimus S.A. and Elemis S.A.

Z. Jakubas is a member of the Polish Capital Club, the Industry and Trade Chamber of Foreign Investors, the Club of the Polish Business Council, and the Polish Employers' Confederation.

Ryszard Zbigniew Opara, age 51 – Supervisory Board Member
After graduating from the Military Academy of Medical Sciences in Lodz in 1974, he was an active practitioner till 1979 (Central Hospital at the Military Academy of Medical Sciences, Hospital at Szaserzy Street in Warsaw, Hospital of the Warsaw Academy of Medical Sciences at Banacha Street).

In 1980, he arrived in Australia, where he was a physician till 1988. At the same time, he entered into investment business, In 1984, established Alpha Healthcare Ltd. (AHL) - a developer and manager of private hospitals in Australia (primarily in Sydney). In 1987, AHL was transformed into a public company. It has constructed and administered 10 hospitals. Until 1993, R. Opara and his wife jointly owned a majority of shares in AHL (65%), and he was the president of the Management Board.

In 1993, they returned to Poland and established the holding company DEGOR Grupa Kapitałowa Sp. z o.o. (jointly own 100% of shares). Their company invests in the real estate market. One of their key achievements is Centrum Dystrybucyjno-Magazynowe "Elemis" (logistic center) - developed and administered by DEGOR. In 2000, R. Opara bought about 50% of shares in Energomontaż Północ S.A. and was appointed as chairman of the Supervisory Board. In 2001, he purchased 10% shares in Elektrim S.A. On April 10, 2002 he was appointed as a member of Elektrim's Supervisory Board.

Maciej A. Raczkiewicz, age 59 - Supervisory Board Member
He graduated from the Warsaw Technical University. In the 1960s, he emigrated to the U.S.

Former co-owner and president of Epstein Development (U.S.), which has been an active player in Poland's market for 30 years and completed development projects for a total of US$ 800 million. Co-developer and co-owner of the Warsaw Financial Center and the Warsaw Corporate Center.

Currently held positions: president of the American Chamber of Commerce in Poland, chairman of the Supervisory Board at Epstein Sp. z o.o., a deputy chairman of the Supervisory Board at Animex S.A., a member of the Supervisory Board at ITI Holding S.A., Praxair SP. z o.o., and TVN Sp. z o.o.
He is also a member of various business organisations and associations: the Polish Business Council, the US-Europe-Poland Cooperation Commission etc.
Former president of the PAIZ (National Agency for Foreign Investments).

He was awarded the Knight Cross of the Distinguished Service Order of the Republic of Poland.

24. Announcement dated 30 April 2002 :
The Management Board of Elektrim SA informs that on April 30, 2002, Elektrim SA filed a complaint against the court's decision dated April 23, 2002 to discontinue the composition proceedings. The complaint was filed in the District Court in Warsaw, by means of the Warsaw Regional Court, Commercial Court, XVII Commercial Department – Bankruptcy and Composition Proceedings Division

In the complaint, Elektrim asks for the revoking of the court's decision in whole because of the breaching of the law, in particular of Art. 51, Art. 52 §1 and Art. 59 §1 of the Law of Composition Proceedings.

According to Elektrim SA, the court allowed voting on the composition proceedings without the required majority of creditors present, thus the decision on the discontinuing of the composition proceedings was issued based on illegal voting.

25. Announcement dated 30 April 2002 :

The Management Board of Elektrim SA informs that on April 30, 2002 Elektrim SA received notice that based on Art. 305 §4 of Code of Criminal Procedure ("KPK"), the Regional Prosecutor in Warsaw, commenced proceedings in the case of passing confidential information to the press regarding the agreement signed on December 19, 2001 between Elektrim SA and Klesch Co. This comes from Art. 176 p.1 of the Law of Public Trading of Securities dated August 21, 1997.

Yours faithfully,

PREZES ZARZĄDU

Maciej Radziwiłł